     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JUNE 18, 1997

                                                 REGISTRATION NO. 333-
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                    FORM S-1
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                            ------------------------

                             COMPUTER MOTION, INC.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

           DELAWARE                         3845                        77-0458805
(STATE OR OTHER JURISDICTION OF  (PRIMARY STANDARD INDUSTRIAL        (I.R.S. EMPLOYER
INCORPORATION OR ORGANIZATION)   CLASSIFICATION CODE NUMBER)        IDENTIFICATION NO.)

                 130-B CREMONA DRIVE, GOLETA, CALIFORNIA 93117
                                 (805) 968-9600
    (ADDRESS, INCLUDING ZIP CODE AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                  OF REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                                   GENE WANG
                     CHIEF EXECUTIVE OFFICER AND PRESIDENT
                             COMPUTER MOTION, INC.
                 130-B CREMONA DRIVE, GOLETA, CALIFORNIA 93117
                                 (805) 968-9600
(NAME, ADDRESS, INCLUDING ZIP CODE AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                               AGENT FOR SERVICE)

                                   COPIES TO:

            LAWRENCE B. COHN, ESQ.                        JOHN T. SHERIDAN, ESQ.
             MARK L. SKAIST, ESQ.                        BRUCE M. MCNAMARA, ESQ.
           WILLIAM E. GARRETT, ESQ.                       DANIEL F. VAUGHN, ESQ.
      STRADLING, YOCCA, CARLSON & RAUTH             WILSON, SONSINI, GOODRICH & ROSATI
     660 NEWPORT CENTER DRIVE, SUITE 1600                   650 PAGE MILL ROAD
       NEWPORT BEACH, CALIFORNIA 92660                 PALO ALTO, CALIFORNIA 94304
                (714) 725-4000                                (415) 493-9300

        APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
  As soon as practicable after this Registration Statement becomes effective.

    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [ ]

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

                        CALCULATION OF REGISTRATION FEE

=================================================================================================
                                            PROPOSED MAXIMUM  PROPOSED MAXIMUM
      TITLE OF EACH            AMOUNT        OFFERING PRICE       AGGREGATE
 CLASS OF SECURITIES TO         TO BE              PER            OFFERING          AMOUNT OF
      BE REGISTERED        REGISTERED (1)       SHARE (2)       PRICE (1)(2)    REGISTRATION FEE
-------------------------------------------------------------------------------------------------
Common Stock
  ($0.001 par value)..... 2,875,000 shares       $15.00          $43,125,000         $13,069
=================================================================================================

(1) Includes 375,000 shares of Common Stock which may be purchased by the Underwriters to cover over-allotments, if any.

(2) Estimated pursuant to Rule 457 solely for the purpose of calculating the registration fee.

    The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.
================================================================================

     Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such State.

                   SUBJECT TO COMPLETION, DATED JUNE 18, 1997

                                2,500,000 SHARES

                                      LOGO

                                  COMMON STOCK

     All of the 2,500,000 shares of Common Stock offered hereby are being sold by Computer Motion, Inc. (the "Company"). Prior to this offering, there has been no public market for the Common Stock of the Company. It is currently estimated that the initial public offering price for the Common Stock will be between $13.00 and $15.00 per share. See "Underwriting" for a discussion of the factors to be considered in determining the initial public offering price. Application has been made to have the Common Stock approved for quotation on the Nasdaq National Market under the symbol "RBOT."

     THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK. SEE "RISK FACTORS" BEGINNING ON PAGE 6 FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE INVESTORS IN PURCHASING THE SHARES OF COMMON STOCK OFFERED HEREBY.

                            ------------------------

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
   AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE
                    ACCURACY OR ADEQUACY OF THIS PROSPECTUS.
           ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

=======================================================================================

                                            Price to       Underwriting     Proceeds to
                                             Public        Discount(1)      Company(2)
---------------------------------------------------------------------------------------
Per Share................................  $                $               $
Total (3)................................  $                $               $
=======================================================================================

(1) See "Underwriting" for information concerning indemnification of the Underwriters and other matters.

(2) Before deducting expenses payable by the Company estimated at $600,000.

(3) The Company has granted to the Underwriters a 30-day option to purchase up to an additional 375,000 shares of Common Stock solely to cover over-allotments, if any. If the Underwriters exercise this option in full,
    the Price to Public will total $           , the Underwriting Discount will
    total $           and the Proceeds to Company will total $           . See
    "Underwriting."

     The shares of Common Stock are offered by the several Underwriters named herein, subject to receipt and acceptance by them and subject to their right to reject any order in whole or in part. It is expected that delivery of the certificates representing such shares will be made against payment therefor at
the office of Montgomery Securities, on or about              , 1997.

                            ------------------------

MONTGOMERY SECURITIES                                         PIPER JAFFRAY INC.

                                          , 1997.

     The Company's ZEUS and HERMES products are under development and have not been approved by the FDA for sale in the United States. These products have not been operated in clinical practice to date. Approval by the FDA could take several years and there can be no assurance that such approval will ever be obtained. In addition, these products have not been approved by international regulatory agencies for sale in international markets. See "Risk
Factors -- Government Regulation and Lack of Regulatory Approval" and "-- Lack of Clinical Testing Experience; Safety and Efficacy Not Yet Established."

     AESOP is a registered trademark and Computer Motion is a trademark of the Company. This Prospectus also includes trademarks of other companies.

     CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN ACTIVITIES THAT STABILIZE, MAINTAIN, OR OTHERWISE AFFECT THE PRICE OF THE SECURITIES OFFERED HEREBY INCLUDING OVERALLOTMENT, STABILIZING TRANSACTIONS, SYNDICATE SHORT COVERING TRANSACTIONS AND PENALTY BIDS. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING." THESE TRANSACTIONS MAY BE EFFECTED ON NASDAQ OR OTHERWISE AND, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

                               PROSPECTUS SUMMARY

     The following summary is qualified in its entirety by the more detailed information and Financial Statements and related Notes appearing elsewhere in this Prospectus. The following summary and certain portions of this Prospectus include forward-looking statements which involve risks and uncertainties. The Company's actual results may differ materially from the results predicted by such forward-looking statements due to various factors, including but not limited to those discussed in "Risk Factors." Except as otherwise specified, all information in this Prospectus reflects (i) the reincorporation of the Company in Delaware which will be effected prior to or upon completion of this offering,
(ii) the automatic conversion of each outstanding share of Preferred Stock into Common Stock upon completion of this offering, (iii) a reverse stock split of 1-for-1.928 shares of the Preferred Stock and Common Stock of the Company which will be effected prior to or upon completion of this offering and (iv) no exercise of the Underwriters' over-allotment option.

     Computer Motion, Inc. (the "Company") develops and markets proprietary robotic and computerized surgical systems that enhance a surgeon's performance and centralize and simplify a surgeon's control of the operating room ("OR"). The Company believes that its products and technologies under development have the potential to revolutionize surgery and the OR by providing a surgeon with the precision and dexterity necessary to perform complex, minimally invasive surgical procedures including fully endoscopic multivessel coronary artery bypass grafts ("E-CABG") and by enabling a surgeon to control critical devices in the OR through simple verbal commands. The Company believes that its products and technologies under development will broaden the scope and increase the effectiveness of minimally invasive surgery, improve patient outcomes, and create a safer, more efficient and cost effective OR. The Company's current commercial product, AESOP, is an FDA-cleared, robotic endoscope positioning system.

     Traditionally, the vast majority of all surgeries have been open, requiring large incisions measuring up to 18 inches to access the operative site. Although this approach can be highly effective, it often results in significant trauma, pain and complications, as well as significant costs related to lengthy convalescent periods for the patient. In an effort to mitigate these shortcomings, minimally invasive surgical techniques and related technologies have been developed. According to Medical Data International ("MDI"), in the United Sates in 1995, over 13 million procedures which traditionally would have been performed in an open manner were performed using minimally invasive techniques. Minimally invasive surgery is intended to be as effective as traditional open surgery while offering patients substantially reduced pain and collateral trauma, shortened convalescent periods and decreased overall patient care costs. While these benefits are significant, the minimally invasive approach presents numerous challenges to surgeons, including the intricate reconstruction of patient tissue by suturing, delicate manipulation of small anatomical features and constrained access to, and limited visualization of, the operative site.

     The Company's robotic surgical system under development, ZEUS, is designed to fundamentally improve a surgeon's ability to perform complex surgical procedures and enable new, minimally invasive microsurgical procedures that are currently impossible or very difficult to perform. ZEUS is comprised of three surgeon-controlled robotic arms, one of which positions the endoscope and two of which manipulate the Company's proprietary single-use and reusable surgical instruments. The Company believes that ZEUS will improve a surgeon's dexterity and precision and enhance visualization of, and access to, confined operative sites. The Company also believes that new minimally invasive surgical procedures performed with ZEUS will result in reduced patient pain and trauma, fewer complications, lessened cosmetic concerns and shortened convalescent periods and will increase the number of patients qualified for certain surgical procedures. In addition, the Company believes that an increase in minimally invasive options will result in lower overall healthcare costs to providers, payors and patients. The Company has commenced limited experimental animal testing with ZEUS at The Cleveland Clinic, Pennsylvania State University's Hershey Medical Center and Sarasota Memorial Hospital. The Company intends to seek premarket approval ("PMA") by the FDA to market ZEUS.

     The Company also develops technologies to centralize and simplify control of the OR. The modernization of the OR has resulted in the introduction of numerous medical devices with widely varied methods of control and feedback. These devices aid a surgeon but also increase the complexity and costs of the OR. In many instances, these devices are manually controlled and monitored by someone other than a surgeon in response to a surgeon's spoken commands and requests for status. The Company's voice controlled technology platform under development, HERMES, is designed to enable a surgeon to directly control multiple OR devices, including various laparoscopic, arthroscopic and video devices, as well as the Company's robotic devices, through simple verbal commands. HERMES is also designed to provide standardized visual and digitized voice feedback to a surgical team. The Company believes that the enhanced control and feedback provided by HERMES will result in improved safety, greater efficiency, shorter procedure times and reduced costs. The Company has developed a prototype of HERMES and expects to commence Investigational Review Board testing of this product during the second half of 1997.

     The Company's current commercial product, AESOP, approximates the form and function of a human arm and allows control of the endoscope through simple verbal commands. This eliminates the need for a member of a surgical staff to manually control the endoscope and provides a surgeon with direct control of the endoscope and a more stable and sustainable endoscopic image. As of June 1, 1997, the Company had sold 221 AESOP units worldwide, which the Company believes have been used to perform over 18,000 procedures.

     In addition to directly marketing its products, the Company intends to commercialize its robotic and computerized surgical systems by forming strategic alliances with prominent corporate and clinical partners. For instance, the Company and Medtronic, Inc. ("Medtronic"), a leading manufacturer of medical devices, entered into an agreement pursuant to which ZEUS, for cardiothoracic applications, will be co-marketed in North America by the Company and Medtronic and distributed exclusively in Europe, the Middle East and Africa by Medtronic. The Company has also entered into an agreement with Stryker Corporation ("Stryker"), a leading manufacturer of endoscopic equipment, pursuant to which Stryker will purchase HERMES on an OEM basis and will market HERMES as an integrated component of several of its laparoscopic and arthoroscopic products. The Company intends to enter into similar development and OEM relationships with other leading manufacturers of OR devices in order to establish the Company's HERMES technology as the standard method of controlling devices and equipment in the OR. The Company utilizes a number of third-party representatives to distribute AESOP internationally, including Johnson & Johnson which distributes AESOP in Australia and New Zealand. The Company has also entered into agreements with a number of leading medical institutions and formed a Clinical Advisory Board in order to clinically validate and guide the development process of the Company's robotic and computerized surgical systems.

     The Company was founded in 1989 and incorporated in California on April 11, 1990. The Company intends to reincorporate in Delaware prior to or effective upon completion of this offering. The Company's principal offices are located at 130-B Cremona Drive, Goleta, CA 93117 and its telephone number is (805) 968-9600.

                                  THE OFFERING

Common Stock offered by the Company...................  2,500,000 shares
Common Stock to be outstanding after the offering.....  7,118,468 shares(1)
Use of proceeds.......................................  For repayment of debt, research and development, sales and marketing and
                                                        working capital.
Proposed Nasdaq National Market symbol................  RBOT

                             SUMMARY FINANCIAL DATA
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                              FISCAL        NINE-                                           THREE MONTHS
                                               YEAR         MONTHS                                              ENDED
                                               ENDED        ENDED           YEAR ENDED DECEMBER 31,           MARCH 31,
                                             MARCH 31,   DECEMBER 31,    -----------------------------    -----------------
                                               1993        1993(2)        1994       1995       1996       1996      1997
                                             ---------   ------------    -------    -------    -------    ------    -------
                                                                                                             (UNAUDITED)
STATEMENT OF OPERATIONS DATA:
Revenue....................................    $ 393         $  66       $   607    $ 2,271    $ 4,057    $  676    $ 1,373
Cost of revenue............................      259            88           500      1,973      2,627       444        651
                                               -----         -----       -------    -------    -------    ------    -------
Gross profit (loss)........................      134           (22)          107        298      1,430       232        722
Operating expenses:
  Research and development.................      132           495           630        739      1,359       336        558
  Selling, general and administrative......      134           367         2,784      3,158      4,144       745      1,312
                                               -----         -----       -------    -------    -------    ------    -------
    Total operating expenses...............      266           862         3,414      3,897      5,503     1,081      1,870
                                               -----         -----       -------    -------    -------    ------    -------
Loss from operations.......................     (132)         (884)       (3,307)    (3,599)    (4,073)     (849)    (1,148)
Interest and other income (expense), net...        1            10            63          9       (486)      (41)      (356)
                                               -----         -----       -------    -------    -------    ------    -------
Net loss...................................    $(131)        $(874)      $(3,244)   $(3,590)   $(4,559)   $ (890)   $(1,504)
                                               =====         =====       =======    =======    =======    ======    =======
Pro forma net loss per share...............                              $ (0.64)   $ (0.71)   $ (0.88)   $(0.18)   $ (0.28)
                                                                         =======    =======    =======    ======    =======
Pro forma shares used in per share
  computations(3)..........................                                5,067      5,041      5,155     5,045      5,464
                                                                         =======    =======    =======    ======    =======

                                                                                                MARCH 31, 1997
                                                                                         ----------------------------
                                                                                         ACTUAL        AS ADJUSTED(4)
                                                                                         -------       --------------
                                                                                                 (UNAUDITED)
BALANCE SHEET DATA:
  Cash and cash equivalents............................................................  $ 3,986          $ 35,936
  Working capital......................................................................    1,101            36,218
  Total assets.........................................................................    6,673            38,623
  Long-term debt, net of current portion...............................................    2,972             2,972
  Total stockholders' equity (deficit).................................................   (1,052)           34,065

---------------

(1) Excludes 1,553,981 shares of Common Stock issuable upon exercise of outstanding stock options and 1,609,250 shares of Common Stock issuable upon exercise of outstanding warrants as of June 1, 1997. Includes 2,414,645 shares of Common Stock issuable upon the automatic conversion of each outstanding share of Preferred Stock into Common Stock that will occur upon the completion of this offering. See "Capitalization," "Management -- Stock Plans," "Certain Transactions," and Notes 6, 14 and 15 of Notes to Financial Statements.

(2) In 1993, the Company changed its fiscal year end from March 31 to December
    31.

(3) See Note 2 of Notes to Financial Statements for a description of the computation of pro forma net loss per share.

(4) Adjusted to reflect the sale of the 2,500,000 shares of Common Stock offered by the Company hereby at an assumed initial public offering price of $14.00 per share after deducting the underwriting discount and the estimated costs of this offering, the automatic conversion of all outstanding shares of the Company's Preferred Stock into Common Stock that will occur upon completion of this offering and the conversion of the Secured Convertible Debenture issued to Medtronic (the "Medtronic Debenture"), as if such sale and conversions had occurred at the beginning of the period indicated. The number of shares issued to Medtronic is subject to further adjustment under certain circumstances. See "Capitalization" and "Selected Financial Data" and "Certain Transactions."

                                  RISK FACTORS

     Prospective investors should consider carefully the following risk factors, in addition to the other information contained in this Prospectus concerning the Company and its business, before purchasing the shares of Common Stock offered hereby. This Prospectus contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the "Securities Act"), and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), that involve certain risks and uncertainties. Discussions containing such forward-looking statements may be found in the material set forth under "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business," as well as in the Prospectus generally. The Company's actual results could differ materially from those anticipated in such forward-looking statements as a result of certain factors, including those set forth in the following risk factors and appearing elsewhere in this Prospectus. These forward-looking statements are made as of the date of this Prospectus and the Company assumes no obligation to update such forward-looking statements or to update the reasons why actual results could differ materially from those anticipated in such forward-looking statements.

LIMITED OPERATING HISTORY; ABSENCE OF PROFITABILITY

     From its inception in 1989 through March 31, 1997, the Company has generated revenues of approximately $9.3 million and incurred cumulative losses of approximately $13.9 million. The Company expects to incur significant additional losses for the foreseeable future and the Company expects to significantly increase its spending over the next several years with respect to research and development efforts, clinical trials, manufacturing and marketing. There can be no assurance that the Company will ever achieve significant commercial revenues, particularly from sales of HERMES or ZEUS, or that the Company will be profitable. There can be no assurance that the Company will not encounter substantial delays or incur unexpected expenses related to the introduction of HERMES and ZEUS, or future products. Failure to achieve significant commercial revenues and profitability would have a material adverse effect on the Company's business, financial condition and results of operations. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business -- Products."

RELIANCE ON SALES OF FUTURE PRODUCTS; UNCERTAINTY OF MARKET ACCEPTANCE

     The Company has been producing and selling its AESOP products since 1994, but the Company has not received regulatory clearance or approval to market its other products and will not commence commercial sales of these products until such clearance or approval is obtained. If regulatory clearance or approval for HERMES and ZEUS is obtained, the Company anticipates that HERMES and ZEUS will comprise a substantial majority of the Company's sales. Accordingly, the Company's future success depends on the successful development, regulatory clearance or approval, commercialization and market acceptance of these products. Even if the Company is successful in obtaining the necessary regulatory clearances or approvals for HERMES and ZEUS, their successful commercialization will depend upon the Company's ability to demonstrate the clinical efficacy, ease-of-use, reliability and cost-effectiveness of such products in a clinical setting. Neither HERMES nor ZEUS has yet been operated in clinical practice. There can be no assurance that these products will adequately demonstrate these characteristics or that they will receive market acceptance among surgeons, patients and health care payors. The Company believes that surgeons' acceptance of, and health care payors' reimbursement of procedures using, HERMES or ZEUS will be essential for market acceptance of these products, and there can be no assurance that such acceptance and reimbursement will be obtained. Surgeons will not adopt the Company's products unless they conclude, based on clinical data and other factors, that they are an attractive alternative to other drug or surgical treatments. In addition, cardiac surgeons may elect not to use the proposed ZEUS system until such time as the efficacy of the medical procedures using ZEUS, including its E-CABG indication, can be successfully demonstrated as compared to conventional and other methods of performing such procedures. Even if the safety and efficacy of procedures using HERMES and ZEUS is established, surgeons may elect not to recommend the use of these products for any number of reasons, including inadequate levels of reimbursement. Broad use of the Company's products will require training surgeons and the time required to complete such training could adversely affect market acceptance. In addition, surgeons will not elect to use the Company's products until they are comfortable relying on voice control to adjust instruments and devices and are comfortable controlling robotic arms to manipulate surgical instruments. Surgeons have traditionally relied on their direct sight and sense of touch for delicate surgical operations. Using the ZEUS product, physicians will rely primarily on video images and computerized feedback as they manipulate instruments using robotic controls. Surgeons will not elect to use the Company's ZEUS product until they are convinced that surgical procedures performed in this manner are as safe and effective as those performed by traditional manual methods. Successful commercialization of the Company's products will also require the Company to satisfactorily address the needs of various decision makers in the hospitals that constitute the target market for the Company's products and to address potential resistance to change in existing surgical methods. Such efforts may extend the sales cycle for the Company's products and delay commercial sales and market acceptance. If the Company is unable to gain market acceptance of HERMES or ZEUS, the Company's business, financial condition and results of operations will be materially adversely affected. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business -- Products."

GOVERNMENT REGULATION AND LACK OF REGULATORY APPROVAL

     The research and development, design, testing, manufacture, labeling, distribution and marketing of the Company's products in the United States are regulated as medical devices by the United States Food and Drug Administration ("FDA") as well as various state agencies. The process of obtaining required regulatory approvals and clearances is lengthy, expensive and uncertain.

     Before a new device can be introduced into the market, the manufacturer must generally obtain marketing clearance through a premarket approval ("PMA") application or through a premarket notification submission under Section 510(k) of the Federal Food, Drug and Cosmetic Act of 1938, as amended (the "FDC Act"), and the regulations promulgated thereunder. The Company has obtained 510(k) premarket notification clearance for AESOP, including its voice control interface, but has not obtained FDA approval or clearance for HERMES or ZEUS. Because HERMES will be sold by the Company to medical device manufacturers on an OEM basis, the device manufacturers will be responsible for obtaining FDA clearance for any product incorporating HERMES. There can be no assurance that the FDA will determine that HERMES can be cleared for marketing through the 510(k) notification process, causing the device manufacturers to incur increased costs and delay in seeking FDA approval through PMA applications for this device. The Company intends to seek approval of a PMA application for its ZEUS system. Generally, a PMA application may be submitted to the FDA only after clinical trials and the required patient follow-up are successfully completed. Upon acceptance of a PMA application for filing, the FDA commences a review process that could take two years or more from the date on which the PMA application is filed. Before approval of a PMA application, the FDA will inspect the Company to determine whether its manufacturing facilities and processes comply with FDA regulations.

     The process of obtaining required regulatory approvals and clearances can be expensive, and there can be no assurance that the Company or the device manufacturers for HERMES will obtain such approvals or clearances on a timely basis, if at all. There can be no assurance that the FDA will act favorably or quickly on any submissions for approval or clearance of the Company's products, and significant difficulties and costs may be encountered by the Company in its efforts to obtain FDA approvals or clearances that could delay or preclude the Company from selling its products in the United States. Furthermore, there can be no assurance that the FDA will not request additional data or require the Company to conduct further clinical trials, causing the Company to incur substantial costs and delay. In addition, there can be no assurance that the FDA will not impose strict labeling requirements, onerous operator training requirements or other requirements as a condition to approval or clearance. The FDA strictly prohibits the marketing of FDA-cleared or approved medical devices for unapproved uses. Failure to receive or delays in receipt of FDA clearances or approvals, including as a result of the need for additional clinical trials or data as a prerequisite to approval or clearance, or any FDA conditions that limit the ability of the Company to market its products for particular uses or indications, could have a material adverse effect on the Company's business, financial condition and results of operations.

     Commercial distribution of the Company's products in foreign countries is also subject to varying government regulations which may delay or restrict marketing of the Company's products in those countries. The time required to obtain approval for the Company's products internationally may be longer or shorter than that required for FDA approval or clearance and the requirements may differ significantly. In addition, such regulatory authorities may impose limitations on the use of the Company's products. After mid-1998, the Company will be required to obtain the certifications necessary to enable the CE mark to be affixed to the Company's products in order to sell its products in member countries of the European Union. The Company has not obtained such certification and there can be no assurance it will be able to do so in a timely manner, if at all.

     Federal, state and international government regulations regarding the manufacture and sale of medical devices are subject to future change, and additional regulations may be adopted which may prevent the Company from obtaining, or affect the timing of, future regulatory approvals or clearances. The failure to obtain or any significant delay in obtaining any regulatory approvals or clearances could have a material adverse effect on the Company's business, financial condition and results of operations.

     The Company's manufacturing operations are subject to the FDA's Quality System Regulation ("QSR"), formerly known as Good Manufacturing Practice regulations, and similar regulations in other countries regarding the manufacture, testing, labeling, record keeping and storage of devices. Ongoing compliance with QSR requirements and other applicable regulatory requirements will be monitored through periodic inspection by federal and state agencies, including the FDA, and comparable agencies in other countries.

     The Company's manufacturing processes are subject to stringent federal, state and local regulations governing the use, generation, manufacture, storage, handling and disposal of certain materials and wastes. Although the Company believes that it has complied in all material respects with such laws and regulations, the Company is subject to periodic inspection to ensure its continued compliance with such laws and regulations. There can be no assurance that the Company will not be required to incur significant costs in the future in complying with such laws and regulations, or that the Company will not be required to cease operations in the event of its continued failure to effect compliance.

     Failure to comply with applicable regulatory requirements can result in, among other things, suspensions or withdrawals of approvals, product seizures, injunctions, recalls of products, operating restrictions, and civil fines and criminal prosecutions. Delays or failure to receive approvals or clearances to market products, or loss of previously received approvals or clearances, would materially adversely affect the marketing of the Company's products and the Company's business, financial condition and results of operations. See "Business -- Government Regulation."

LACK OF CLINICAL TESTING EXPERIENCE; SAFETY AND EFFICACY NOT YET ESTABLISHED

     The Company has only limited, experimental animal data with respect to ZEUS and HERMES. In addition, neither HERMES nor ZEUS has been operated in clinical practice. The Company also has no experience conducting clinical trials and will likely rely on its clinical development partners to perform any clinical study. In order to conduct clinical trials with ZEUS, which is considered to be a significant risk device, the Company must submit and obtain approval of an Investigational Device Exemption ("IDE") application. The IDE application must be supported by adequate data typically including the results of laboratory and animal testing conducted under Good Laboratory Practices ("GLPs"). To date the Company has not conducted any GLP animal studies on any of its products. The Company will be required to submit the clinical data gathered in the study and/or a summary thereof under its IDE to the FDA for review. The Company has not yet submitted an IDE to the FDA. There can be no assurance that the FDA will allow the Company to conduct clinical trials or that ZEUS will prove to be safe and effective in clinical trials under United States or international regulatory guidelines or that the Company will not encounter problems in clinical testing that will cause a delay in or prohibit commercialization of ZEUS. Moreover, the clinical trials may identify significant technical or other obstacles to overcome prior to obtaining necessary regulatory or reimbursement approvals, if granted at all, also resulting in significant additional product development expense and delays. Such expense and delays could have a material adverse effect on the Company's business, financial condition and results of operations. See
"Business -- Government Regulation."

INTENSE COMPETITION

     The Company's products are designed to address the markets for minimally invasive surgery and minimally invasive microsurgery, which are currently in early stages of development. These markets are and the Company believes will continue to be intensely competitive. Competitors have been pursuing or will be pursuing opportunities in these markets, and most of these competitors have significantly greater financial, manufacturing, marketing, distribution and technical resources and experience than the Company. In addition, some of these companies may be able to market their products sooner than the Company if they are able to achieve regulatory approval before the Company.

     Many medical conditions that can be treated using the Company's systems, particularly ZEUS, can also be treated by pharmaceuticals or other medical devices and procedures. For example, many coronary artery diseases can be treated with PTCA, intravascular stents, atherectomy catheters and lasers. Many of these alternative treatments are widely accepted in the medical community and have a long history of use. In addition, technological advances with other procedures could make such therapies more effective or inexpensive than using the Company's products and could render the Company's technology obsolete or unmarketable. There can be no assurance that physicians will use the Company's products to replace or supplement established treatments or that the Company's products will be competitive with current or future technologies. In addition, the Company may also experience competitive pricing pressures which may adversely affect unit prices and sales levels. Such competition could have a material adverse effect on the Company's business, financial condition and results of operations.

RELIANCE ON STRATEGIC RELATIONSHIPS AND CLINICAL SITES

     The Company's future success will depend, in part, on its ability to enter into and successfully develop strategic relationships with corporations and medical institutions with respect to the research and development, regulatory approval or clearance, production, marketing and distribution of its products. For instance, the Company and Medtronic entered into an agreement pursuant to which ZEUS, for cardiothoracic applications, will be co-marketed in North America by the Company and Medtronic and distributed exclusively in Europe, the Middle East and Africa by Medtronic. The Company has also entered into an agreement with Stryker, pursuant to which Stryker will purchase HERMES on an OEM basis and will market HERMES as an integrated component of several of its laparoscopic and arthroscopic products. The Company intends to enter into similar OEM relationships with other leading manufacturers of OR devices with the goal of establishing the Company's HERMES technology as the standard method of controlling devices and equipment in the OR. The Company utilizes a number of third-party representatives to distribute AESOP internationally, including Johnson & Johnson, which distributes AESOP in Australia and New Zealand. The Company has also entered into agreements with a number of leading medical institutions in order to clinically validate and guide the development process of the Company's robotic and computerized surgical systems. The success of the Company's strategic relationships will depend on the other parties' strategic interests in the specific products involved and their willingness and ability to perform the role contemplated by the Company. The Company will have limited or no control over the resources that any particular third party partner devotes to its relationship with the Company. There can be no assurance that the Company's current strategic relationships will be successful, that the Company will be successful in locating qualified parties with whom to enter into additional strategic relationships or that any strategic relationships can be maintained or will ultimately prove beneficial to the Company. See "Business -- Corporate Alliances and Clinical Sites" and "-- Sales, Marketing and Distribution."

LIMITATIONS ON THIRD PARTY REIMBURSEMENT

     Sale of the Company's proposed products in most markets in the United States and internationally will depend on the availability of adequate reimbursement from third-party health care payors, such as government and private insurance plans, health maintenance organizations and preferred provider organizations. In the

United States, the Company's products under development, if and when approved for commercial sale, would be acquired primarily by medical institutions which then bill various third-party payors, such as Medicare, Medicaid and other government programs and private insurance plans for the health care services provided to their patients. Government agencies, certain private insurers and certain other payors generally reimburse hospitals for medical treatment at a fixed rate based on the diagnosis related group ("DRG") established by the federal Health Care Financing Administration ("HCFA") which covers this treatment. The Company believes that the procedures using AESOP are eligible and future products will be eligible for reimbursement under existing DRG reimbursement codes. However, Medicare and other third-party payors are increasingly scrutinizing whether to cover new products and the level of reimbursement for covered products and procedures. Third-party payors have challenged, and in certain circumstances have ceased, reimbursement for procedures under existing codes where the aggregate level of reimbursement has been significantly increased. In addition, third-party payors have required, following further study regarding safety and efficacy, establishment of new reimbursement codes. Even if a procedure is covered by a DRG, payors may deny reimbursement if they determine that the device used in a treatment was unnecessary, inappropriate, not cost-effective, experimental or used for a non-approved indication. Medicare reimburses hospitals on a prospectively determined fixed amount for the costs associated with an in-patient hospitalization based on the patient's discharge diagnosis, and reimburses physicians on a prospectively determined fixed amount based on the procedure performed, regardless of the actual costs incurred by the hospital or physician in furnishing the care and unrelated to the specific devices used in that procedure.

     Capital costs for medical equipment purchased by hospitals are currently reimbursed under Medicare separately from medical procedure payments. Recent federal Medicare legislation has called for these capital costs to be reimbursed on a prospective payment system. During a transition period due to end in 2000, each hospital's capital expenditures will be based in part on its own historical capital costs and in part on the prospective payment system. There can be no assurance that the movement to a prospective payment system will not cause hospitals to reduce their expenditure payments for products developed or being developed by the Company.

     Medicare coverage may be available, under certain circumstances for investigational devices when used in clinical IDE trials, which have not been approved or cleared for marketing by the FDA. However, Medicare coverage may be denied if certain coverage requirements are not met, including if the treatment is not medically needed for the specific patient. There can be no assurance that the Company's products under development will be covered when they are used in clinical trials and, if covered, whether the payment amounts for their use will be considered to be adequate by hospitals and physicians. If the devices are not covered or the payments are considered inadequate, the Company may need to bear additional costs to sponsor such trials and such costs could have a material adverse effect on the Company's business, financial condition and results of operations.

     Reimbursement systems in international markets vary significantly by country and by region within some countries, and reimbursement approvals must be obtained on a country-by-country basis. Many international markets have government managed health care systems that control reimbursement for new products and procedures. In most markets, there are private insurance systems as well as government managed systems. Market acceptance of the Company's products will depend on the availability and level of reimbursement in international markets targeted by the Company. There can be no assurance that the Company will obtain reimbursement in any country within a particular time, for a particular time, for a particular amount, or at all.

     The Company believes that reimbursement in the future will be subject to increased restrictions such as those described above, both in the United States and in foreign markets, as the overall escalating costs of medical products and services has led to and will continue to lead to increased pressures on the health care industry, both foreign and domestic, to reduce the cost of products and services, including products offered by the Company. There can be no assurance that third-party reimbursement and coverage for the Company's products will be available or adequate, that current reimbursement amounts will not be decreased in the future, or that future legislation, regulation or reimbursement policies of third-party payors will not otherwise affect the demand for the Company's products or its ability to sell its products on a profitable basis, particularly if the Company's products are more expensive than competing surgical or other procedures. If third-party payor coverage or reimbursement is unavailable or inadequate, the Company's business, financial condition and results of operations would be materially adversely affected.

DEPENDENCE ON PATENTS AND PROPRIETARY TECHNOLOGY

     The success of the Company will depend, in part, on its ability to obtain and maintain patent protection for its products, to preserve its trade secrets and to operate without infringing the proprietary rights of others. The Company's policy is to seek to protect its proprietary positions by, among other methods, filing United States and foreign patent applications related to its technology, inventions and improvements that are important to the development of its business. As of June 1, 1997, the Company has five issued United States patents which cover certain technologies embodied in its products relating to computer processing, endoscopic positioning techniques by means of robotics and user interface elements. The patented inventions have use in certain applications, including computer assisted surgery and robotic tissue manipulation. The Company also has 16 United States patent applications pending, two of which have received a Notice of Allowance, by which it is seeking to obtain protection for its concepts relating to robotic assisted surgery and operating room control systems. In addition, the Company has four foreign patent applications pending. There can be no assurance that the Company's issued patents or any patents that may be issued in the future will provide significant proprietary protection or provide a competitive advantage for the Company. In addition, there can be no assurance that any pending patents will be issued, or that any patents or patent applications will not be challenged, invalidated or circumvented in the future. Further, there can be no assurance that competitors, many of which have substantially more resources than the Company and have made substantial investments in competing technologies, will not seek to apply for and obtain patents that will prevent, limit or interfere with the Company's ability to make, use or sell its products either in the United States or internationally.

     Patent applications in the United States are maintained in secrecy until patents issue, and patent applications in foreign countries are maintained in secrecy for a period after filing. Publication of discoveries in the scientific or patent literature tends to lag behind actual discoveries and the filing of related patent applications. Patents issued and patent applications filed relating to medical devices and robotics are numerous and there can be no assurance that current and potential competitors and other third parties have not filed or in the future will not file applications for, or have not received or in the future will not receive, patents or obtain additional proprietary rights relating to products or processes used or proposed to be used by the Company. The Company is aware of patents issued to third parties, particularly in the field of robotics, that contain subject matters related to the Company's technology. Based in part on advice of its patent counsel, the Company believes that the technologies employed by the Company in its devices and systems do not infringe the claims of such patents. There can be no assurance, however, that third parties will not seek to assert that the Company's devices and systems infringe their patents or seek to expand their patent claims to cover aspects of the Company's technology. In addition, the laws of some foreign countries do not protect the Company's proprietary rights to the same extent as the laws of the United States. The failure of the Company to protect its intellectual property rights could have a material adverse effect on its business, financial condition and results of operations.

     There has been substantial litigation regarding patent and other intellectual property rights in the medical device industry and companies in the medical device industry have employed intellectual property litigation to gain a competitive advantage. There can be no assurance that the Company will not become subject to patent infringement claims or litigation in a court of law, or interference proceedings declared by the United States Patent and Trademark Office (the "USPTO") to determine the priority of inventions or an opposition to a patent grant in a foreign jurisdiction. The defense and prosecution of intellectual property suits, USPTO interference or opposition proceedings and related legal and administrative proceedings are costly, time-consuming, divert the attention of management and technical personnel and could result in substantial uncertainty regarding the Company's future viability. Litigation or regulatory proceedings, which could result in substantial cost and uncertainty to the Company, may also be necessary to enforce patent or other intellectual property rights of the Company or to determine the scope and validity of other parties' proprietary rights. If any relevant claims of third-party patents are upheld as valid and enforceable in any litigation or administrative proceeding, the Company could be prevented from practicing the subject matter claimed in such patents, or would be required to obtain licenses from the patent owners of each such patent, or to redesign its products or processes to avoid infringement. There can be no assurance that such licenses would be available or, if available, would be available on terms acceptable to the Company or that the Company would be successful in any attempt to redesign its products or processes to avoid infringement. Accordingly, an adverse determination in a judicial or administrative proceeding or failure to obtain necessary licenses could prevent the Company from manufacturing and selling its products, which would have a material adverse effect on the Company's business, financial condition and results of operations. The Company intends to vigorously protect and defend its intellectual property. Costly and time-consuming litigation brought by the Company may be necessary to enforce patents issued to the Company, to protect trade secrets or know-how owned by the Company, or to determine the enforceability, scope, and validity of the proprietary rights of others.

     The Company also relies upon trade secrets, technical know-how and continuing technological innovation to develop and maintain its competitive position. The Company typically requires its employees, consultants and advisors to execute confidentiality and assignment of inventions agreements in connection with their employment, consulting or advisory relationships with the Company. There can be no assurance, however, that these agreements will not be breached or that the Company will have adequate remedies for any breach. Furthermore, no assurance can be given that competitors will not independently develop substantially equivalent proprietary information and technologies or otherwise gain access to the Company's proprietary technology, or that the Company can meaningfully protect its rights in unpatented proprietary technology.

RAPID TECHNOLOGICAL CHANGE; NEW PRODUCT DEVELOPMENT

     The market for the Company's products and products under development is characterized by rapidly changing technology and new product introductions and enhancements. In addition to the risks associated with market acceptance of AESOP and the Company's other products under development, the Company's success will depend to a significant extent upon its ability to enhance and expand the utility of AESOP and its other products and to develop and introduce additional innovative products that gain market acceptance. The Company maintains research and development programs to continually improve and refine its product offerings and those under development. There can be no assurances, however, that such efforts will be successful or that the Company will be successful in selecting, developing, manufacturing and marketing new products or enhancing its existing products on a timely or cost-effective basis. Moreover, the Company may encounter technical problems in connection with its product development efforts that could delay introduction of new products or product enhancements. Failure to develop or introduce new products or product enhancements on a timely basis that achieve market acceptance could have a material adverse effect on the Company's business, financial condition and results of operations. In addition, technological advances with other therapies could make such therapies less expensive or more effective than using the Company's products and could render the Company's technology obsolete or unmarketable. There can be no assurance that physicians will use the Company's products to replace or supplement established treatments or that the Company's products will be competitive with current or future technologies. See "Business -- Research and Development" and "-- Competition."

FLUCTUATIONS IN OPERATING RESULTS; LENGTHY SALES CYCLE

     The Company's results of operations may vary significantly from quarter to quarter depending upon numerous factors, including the following: delays associated with the FDA and other regulatory approval processes; health care reimbursement policies; timing and results of clinical trials; demand for the Company's products; changes in pricing policies by the Company or its competitors; the number, timing and significance of product enhancements and new products by the Company and its competitors; and product quality problems.

     The sale of the Company's products is often subject to delays associated with the lengthy approval processes that typically accompany capital expenditures by bureaucratic entities such as hospitals. Sales of the Company's products therefore often have a lengthy sales cycle while the customer evaluates and receives approvals for the acquisition of the Company's products. It is not unusual for several months to lapse between a new customer's initial evaluation of the Company's products and the execution of a contract. Accordingly, it is inherently difficult to accurately predict the sales cycle of any particular order. A failure by the Company to ship orders as forecasted could have a material adverse effect on the Company's business, financial condition and results of operations. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

EXPANSION OF MARKETING ACTIVITIES; LIMITED DISTRIBUTION

     The Company currently has a limited domestic sales force consisting of ten field sales persons, whose efforts are complemented by clinical education specialists. The Company anticipates it will significantly increase the number of sales personnel to more fully cover its target markets, particularly as additional products become commercially available. There can be no assurance that the Company will be able to compete effectively in attracting, motivating and retaining qualified sales personnel, as needed. The Company currently intends to market and sell its products outside the United States principally through distributors. In order to accomplish this, the Company will be required to significantly expand its distributor network. The Company's ability to distribute its products in certain areas may depend on strategic alliances with distribution partners. There can be no assurance that the Company will be able to identify suitable distribution partners in desirable markets or, if identified, that the Company will be successful in entering into distribution agreements on acceptable terms, if at all, or that such distribution agreements will result in significant sales. Any such failure could have a material adverse effect on the Company's business, financial condition and results of operations. See "Business -- Sales, Marketing and Distribution."

DEPENDENCE ON INDEPENDENT CONTRACT MANUFACTURERS; LIMITED MANUFACTURING
EXPERIENCE

     The Company relies on independent contract manufacturers, some of which are single source suppliers, for the manufacture of the principal components of AESOP. The Company anticipates that it will continue to rely to a significant extent on third parties to manufacture components of AESOP and its products currently under development. Reliance on independent contract manufacturers involves several risks, including the potential inadequacy of capacity, the unavailability of or interruptions in access to certain process technologies and reduced control over product quality, delivery schedules, manufacturing yields and costs. Shortages of raw materials, production capacity constraints or delays on the part of the Company's contract manufacturers could negatively affect the Company's ability to meet its production obligations and result in increased prices for affected parts. Any such reduction, constraint or delay may result in delays in shipments of the Company's products or increases in the prices of components, either of which could have a material adverse effect on the Company's business, financial condition and results of operations. The Company has no supply agreements with certain of its current contract manufacturers and orders through purchase orders which are subject to supplier acceptance. The unanticipated loss of any of the Company's contract manufacturers could cause delays in the Company's ability to deliver products while the Company identifies and qualifies a replacement manufacturer. Such an event could have a material adverse effect on the Company's business, financial condition and results of operations. There can be no assurance that current or future independent contract manufacturers will be able to meet the Company's requirements for manufactured products.

     The Company does not have experience in manufacturing its products in commercial quantities. The Company's manufacturing experience to date has been focused primarily on assembling components produced by third party manufacturers for its AESOP product. The Company's manufacturing activities to date with respect to HERMES and ZEUS have consisted primarily of manufacturing a limited number of prototypes for use in laboratory testing. The manufacture of the Company's products and products under development involves and will involve complex operations, including a number of separate processes and components. Manufacturers often encounter difficulties in scaling up manufacturing of new products, including problems involving quality control and assurance, component and service availability, adequacy of control policies and procedures, lack of qualified personnel, compliance with FDA regulations, and the need for further FDA approval of new manufacturing processes and facilities. The Company has considered and will continue to consider as appropriate the internal manufacture of components currently provided by third parties, as well as the implementation of new production processes. There can be no assurance that manufacturing yields or costs will not be adversely affected by a transition to in-house production or to new production processes if such efforts are undertaken or that the FDA's QSR requirements or any international ISO certification requirements can be met and that such a transition would not have a material adverse effect on the Company's business, financial condition and results of operations. The Company believes that, in connection with the commercialization of its products, it may also be necessary to expand its manufacturing capabilities. If necessary, this expansion will require the commitment of capital resources for facilities, tooling and equipment and for leasehold improvements. Further, any delay by or inability of the Company in expanding its manufacturing capacity or in obtaining the commitment of such resources could have a material adverse effect on the Company's business, financial condition and results of operations.

     The Company expects to continue to manufacture its products based on product orders, and intends to continue to purchase subassemblies and components prior to receipt of purchase orders from customers. Lead times for materials and components ordered by the Company vary significantly, and depend on factors such as the business practices of the specific suppliers, contract terms, and general demand for a component at a given time. Certain components used in the Company's products have long lead-times. As a result, the Company may not be able to maintain adequate inventories of certain components which could result in delays in shipments. An inability of the Company to ship its products on a timely basis could have a material adverse effect on the Company's business, financial condition and results of operations. See "Business -- Manufacturing."

POSSIBLE NEED FOR ADDITIONAL FUNDS; UNCERTAINTY OF ADDITIONAL FINANCING

     The Company's operations to date have consumed substantial amounts of cash, and the Company expects its capital and operating expenditures to increase in the next few years. The Company believes that its existing capital resources and anticipated cash flow from planned operations together with the net proceeds of this offering and the interest earned thereon, should be adequate to satisfy its cash requirements at least through 1998. There can be no assurance, however, that the Company will not need significant additional capital before such time. The Company's need for additional financing will depend upon numerous factors, including, but not limited to, the extent and duration of the Company's future operating losses, the level and timing of future revenues and expenditures, the progress and scope of clinical trials, the timing and costs required to receive both United States and international governmental approvals or clearances, market acceptance of new products, the results and scope of ongoing research and development projects, competing technologies, the costs of training physicians to become proficient in the use of the Company's products and procedures, the cost of developing marketing and distribution capabilities, and other market and regulatory developments. To the extent that existing resources are insufficient to fund the Company's activities, the Company may seek to raise additional funds through public or private financings. There can be no assurance that additional financing, if required, would be available on acceptable terms, if at all. If additional funds are raised by issuing equity securities, further dilution to then existing stockholders may result. If adequate funds were not available, the Company's business, financial condition and results of operations would be materially adversely affected. See "Use of Proceeds" and "Management's Discussion and Analysis of Financial Condition and Results of
Operations -- Liquidity and Capital Resources."

RISK OF PRODUCT LIABILITY CLAIMS

     The development, manufacture and sale of medical products, such as the Company's robotic and computerized surgical systems, entail significant risk of product liability claims and product failure claims. The Company has not conducted any clinical trials and does not have sufficient data to allow the Company to measure the risk of such claims with respect to its products currently under development. The Company faces an inherent business risk of financial exposure to product liability claims in the event that the use of it products results in personal injury or death. The Company also faces the possibility that defects in the design or manufacture of the Company's products might necessitate a product recall. There can be no assurance that the Company will not experience losses due to product liability claims or recalls in the future. The Company currently maintains product liability insurance with coverage limits of $5 million per occurrence and $5 million annually in the aggregate and there can be no assurance that the coverage limits of the Company's insurance policies will be adequate. In addition, the Company may require increased product liability coverage if any potential products are successfully commercialized. Such insurance is expensive, difficult to obtain and may not be available in the future on acceptable terms, or at all. Any claims against the Company, regardless of their merit or eventual outcome, could have a material adverse effect upon the Company's business, financial condition and results of operations.

DEPENDENCE ON KEY PERSONNEL

     The Company's future business and operating results depend in significant part on its key management, scientific and technical personnel, many of whom would be difficult to replace, and its future success will depend partially upon its ability to retain these persons and recruit additional qualified management, technical, marketing, sales and support, regulatory and manufacturing personnel for its operations. Competition for such personnel is intense, and there can be no assurance that the Company will be successful in attracting or retaining such personnel. The loss of the services of one or more members of the management group or the inability to hire additional qualified personnel as needed may have a material adverse affect on the Company's business, financial condition and results of operations. See "Management."

BROAD DISCRETION OF MANAGEMENT TO ALLOCATE OFFERING PROCEEDS

     The Company expects that the proceeds of this offering will be used for repayment of certain debt, research and development, sales and marketing and working capital. The Company is not able to estimate precisely the allocation of the proceeds among such uses, and the timing and amount of expenditures will vary depending upon numerous factors. The Company's management will have broad discretion to allocate the proceeds of this offering and to determine the timing of expenditures. See "Use of Proceeds."

MANAGEMENT OF GROWTH

     The Company's business has grown rapidly over the past three years and such growth has placed and, if sustained, will continue to place, significant demands on the Company's management and resources. In order to compete effectively against current and future competitors, prepare products for clinical trials and develop future products, the Company believes it must continue to expand its operations, particularly in the areas of research and development and sales and marketing. Although the Company believes that its current operating and financial control systems are adequate for the present time, it is likely that the Company will be required to implement additional operating and financial controls, as well as hire and train additional technical, marketing and administrative personnel, install additional reporting and management information systems for order processing, system monitoring, customer service and financial reporting, successfully expand its operations, improve its operating and financial control systems, hire additional personnel and otherwise improve coordination between the product development, marketing, sales and finance functions. The Company's future success will depend, in part, on management's ability to manage any future growth and there can be no assurance that these efforts will be successful.

NO PRIOR TRADING MARKET; MARKET VOLATILITY

     Prior to this offering, there has been no public market for the Company's Common Stock, and there can be no assurance that an active trading market for the Common Stock will develop or, if one does develop, that it will be maintained. The initial public offering price, which has been established by negotiations between the Company and the Underwriters, may not be indicative of prices that will prevail in the trading market. See "Underwriting" for information relating to the method of determining the initial public offering price. The market price of shares of the Common Stock is likely to be volatile and may be affected by actual or anticipated decisions by the FDA with respect to approvals or clearances of the Company's products, actual or anticipated fluctuations in the Company's operating results, announcements of technological innovations, new commercial products by the Company or its competitors, changes in third party reimbursement policies, developments concerning proprietary rights, conditions and trends in the medical device and other technology industries, governmental regulation, changes in financial estimates by securities analysts, general market conditions and other factors. In addition, the stock market has from time to time experienced significant price and volume fluctuations that are unrelated to the operating performance of particular companies. These broad market fluctuations may adversely affect the market price of the Company's Common Stock. In particular, the securities of medical device companies have experienced extreme price and volume fluctuations, which have often been unrelated to the companies' operating performances.

CONTROL BY MANAGEMENT, EXISTING STOCKHOLDERS AND AFFILIATED ENTITIES; EFFECT OF ANTITAKEOVER PROVISIONS

     Upon completion of this offering, the present directors and executive officers of the Company and their affiliates will, in the aggregate, beneficially own 35.7% of the outstanding Common Stock (34.0% if the Underwriters' over-allotment option is exercised in full). As a result, these stockholders, acting together, will have the ability to control the election of the Company's directors and most other stockholders' actions and, as a result, direct the Company's affairs and business. Such concentration may have the effect of delaying or preventing a change in control of the Company.

     Upon the completion of this offering, the Board of Directors will have authority to issue up to 5,000,000 shares of Preferred Stock, $.001 par value, and to fix the rights, preferences, privileges and restrictions, including voting rights, of those shares without any future vote or action by the stockholders. The rights of the holders of the Common Stock will be subject to, and may be adversely affected by, the rights of the holders of any Preferred Stock that may be issued in the future. The issuance of Preferred Stock could have the effect of making it more difficult for a third party to acquire a majority of the outstanding voting stock of the Company, thereby delaying, deferring or preventing a change in control of the Company. Furthermore, such Preferred Stock may have other rights, including economic rights senior to the Common Stock, and, as a result, the issuance thereof could have a material adverse effect on the market value of the Common Stock. The Company has no present plans to issue shares of Preferred Stock.

     Upon the completion of this offering, certain provisions of the Company's charter documents, including a provision eliminating the ability of stockholders to take actions by written consent, and of the Delaware law could delay or make difficult a merger, tender offer or proxy contest involving the Company. Further, Section 203 of General Corporation Law of Delaware prohibits the Company from engaging in certain business combinations with interested stockholders. These provisions may have the effect of delaying or preventing change in control of the Company without action by the stockholders and therefore could adversely affect the price of the Company's Common Stock. See "Principal Stockholders" and "Description of Capital Stock."

ADVERSE IMPACT OF SHARES ELIGIBLE FOR FUTURE SALE; OUTSTANDING WARRANTS; REGISTRATION RIGHTS

     Sales of substantial amounts of Common Stock (including shares issued upon the exercise of outstanding options or warrants) in the public market after this offering could materially adversely affect the market price of the Common Stock. Such sales also might make it more difficult for the Company to sell equity securities or equity-related securities in the future at a time and price that the Company deems appropriate. In addition to the 2,500,000 shares of Common Stock offered hereby, upon completion of this offering, the Company will have 4,618,468 shares of Common Stock outstanding, all of which are restricted shares ("Restricted Shares") under the Securities Act. The Company's directors, officers and certain of its stockholders (beneficially holding an aggregate of 4,347,926 of such Restricted Shares) have agreed that they will not sell, directly or indirectly, any Common Stock without the prior written consent of Montgomery Securities for a period of 180 days from the date of this Prospectus. The number of outstanding shares that will be available for sale, subject in certain circumstances to volume and manner of sale restrictions, in the public market, after giving effect to the lock-up agreements, will be as follows: (i) 240,239 shares of Common Stock will be eligible for sale as of the effective date of this offering, (ii) 141,185 shares of Common Stock will be eligible for sale beginning 90 days after the effective date of this offering, including approximately 110,000 shares of Common Stock issuable upon exercise of outstanding vested options, and (iii) 4,194,614 shares of Common Stock, including approximately 474,000 shares of Common Stock issuable upon exercise of outstanding vested options, will be eligible for sale 180 days after the date of this Prospectus. The approximately 4,658,838 remaining Restricted Shares and shares of Common Stock issuable upon exercise of outstanding warrants and options will be eligible for sale thereafter pursuant to Rules 144 and 701. In addition, following the closing of this offering, the holders of 2,998,639 Restricted Shares (including shares issuable upon the exercises of the

Company's outstanding warrants) will be entitled to certain rights with respect to registration of such shares for sale in the public market. See "Shares Eligible for Future Sale."

SUBSTANTIAL AND IMMEDIATE DILUTION; ABSENCE OF DIVIDENDS

     Purchasers of the shares of Common Stock offered hereby will incur immediate dilution of approximately $9.16 per share in net tangible book value (assuming an initial public offering price of $14.00 per share). The exercise of existing options and warrants would also have a dilutive effect on the interests of the investors in this offering. The Company has not paid any dividends on its Common Stock since its inception and does not contemplate or anticipate paying any dividends upon its Common Stock in the foreseeable future. It is currently anticipated that earnings, if any, will be used to finance the development and expansion of the Company's business. The terms of certain outstanding notes currently prohibit the Company from paying dividends until such notes are repaid in full. See "Dividend Policy."

                                USE OF PROCEEDS

     The net proceeds to the Company from the sale of the 2,500,000 shares of Common Stock in this offering at an assumed initial public offering price of $14.00 per share, after deducting the estimated underwriting discount and offering expenses payable by the Company, are estimated to be approximately $32.0 million ($36.8 million if the Underwriters' over-allotment option is exercised in full).

     The Company intends to use a portion of the net proceeds of this offering to repay up to $3.5 million due under outstanding adjustable rate bridge notes issued by the Company in 1995 and 1996 (the "Bridge Notes"). The Company intends to use the remainder of the net proceeds for research and development, sales and marketing and for working capital. A portion of the net proceeds may also be used for strategic acquisitions of businesses, products or technologies complementary to those of the Company. The Company is not currently a party to any commitments or agreements, and is not currently involved in any negotiations, with respect to any acquisitions. Except as stated above, the Company has not determined the amounts it plans to expend with respect to each of the listed uses or the timing of such expenditures. The amounts actually expended for each use may vary significantly depending on a number of factors, including the Company's success in obtaining FDA and other clearances or approvals for its products, the Company's future revenue growth, if any, the amount of cash generated or used by the Company's operations, the progress of the Company's product development efforts, technological advances, the status of competitive products and acquisition opportunities presented to the Company. Pending such uses, the Company intends to invest the net proceeds of this offering in short-term, interest bearing, investment-grade securities. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."

                                DIVIDEND POLICY

     The Company has not paid any dividends on its Common Stock and does not anticipate paying any dividends on the Common Stock in the foreseeable future. The Company's Bridge Notes currently prohibit the Company from paying dividends until such notes are repaid in full. The Company anticipates that all future earnings will be retained to finance future growth.

                                 CAPITALIZATION

     The following table sets forth (i) the actual capitalization of the Company as of March 31, 1997, (ii) the pro forma capitalization of the Company, giving effect to the reincorporation of the Company in Delaware, the conversion of all outstanding shares of Preferred Stock into Common Stock upon completion of this offering and the conversion of the Medtronic Debenture based upon an assumed initial public offering price of $14.00 per share and (iii) the capitalization of the Company as adjusted to give effect to the sale of the 2,500,000 shares of Common Stock offered by the Company hereby (at an assumed initial public offering price of $14.00 per share, after deduction of the estimated underwriting discount and offering expenses). This table should be read in conjunction with the Financial Statements and Notes thereto included elsewhere in this Prospectus.

                                                                          MARCH 31, 1997
                                                                -----------------------------------
                                                                 ACTUAL    PRO FORMA   AS ADJUSTED
                                                                --------   ---------   ------------
                                                                          (IN THOUSANDS)
Convertible subordinated debt(1)..............................  $  3,167   $      --     $     --
Long-term debt, net of current portion(2).....................     2,972       2,972        2,972
Stockholders' equity:
  Preferred Stock, $.001 par value, 5,000,000 shares
     authorized; 2,250,288 shares outstanding actual; no
     shares outstanding, pro forma and as adjusted(3).........    11,932          --           --
  Common Stock, $.001 par value, 25,000,000 shares authorized;
     1,744,207 shares outstanding actual; 4,526,710 shares
     outstanding, pro forma; 7,026,710 shares outstanding as
     adjusted(4)..............................................       431           5            7
  Additional paid-in capital..................................       523      16,048       47,996
  Accumulated deficit.........................................   (13,938)    (13,938)     (13,938)
                                                                --------   ---------     --------
     Total stockholders' equity (deficit).....................    (1,052)      2,115       34,065
                                                                --------   ---------     --------
       Total capitalization...................................  $  5,087   $   5,087     $ 37,037
                                                                ========   =========     ========

---------------

(1) See Note 14 of Notes to Financial Statements.

(2) See Notes 8 and 9 of Notes to Financial Statements.

(3) See Note 6 of Notes to Financial Statements.

(4) Excludes (i) 1,383,623 shares of Common Stock issuable upon exercise of outstanding stock options as of March 31, 1997 at a weighted average exercise price of $4.05 per share under the Company's stock option plans,
    (ii) 1,609,250 shares of Common Stock issuable upon exercise of outstanding warrants as of March 31, 1997, which are exercisable at a weighted average exercise price of $5.32 per share and (iii) a total of 1,283,545 additional shares of Common Stock reserved for future issuance under the Company's stock option plans and its Employee Stock Purchase Plan. See
    "Management -- Stock Plans," "Description of Capital Stock" and Notes 5, 6 and 15 of Notes to Financial Statements.

                                    DILUTION

     The pro forma net tangible book value of the Company's Common Stock at March 31, 1997 was $2,021,900, or $0.45 per share of Common Stock. "Pro forma net tangible book value" per share represents the amount of the Company's total tangible assets less total liabilities, divided by the number of shares of Common Stock outstanding, after giving effect to the automatic conversion of each outstanding share of Preferred Stock into Common Stock upon the completion of this offering and the conversion of the Medtronic Debenture based upon an assumed initial public offering price of $14.00 per share. After giving effect to the receipt of the net proceeds from the sale by the Company of the 2,500,000 shares offered hereby at an assumed initial public offering price of $14.00 per share and after deduction of the estimated underwriting discount and offering expenses, pro forma net tangible book value of the Company at March 31, 1997 would have been approximately $33,971,900, or $4.83 per share of Common Stock. This represents an immediate increase in the pro forma net tangible book value of $4.38 per share of Common Stock to existing stockholders and an immediate dilution of $9.17 per share to new investors. The following table illustrates this per share dilution:

        Assumed initial public offering price......................             $14.00
          Pro forma net tangible book value as of March 31, 1997...  $ 0.45
          Increase attributable to new investors...................    4.38
                                                                     ------
        Pro forma net tangible book value after this offering......               4.83
                                                                                ------
        Dilution to new investors..................................             $ 9.17
                                                                                ======

     The following table summarizes, on a pro forma basis as of March 31, 1997, the difference between the number of shares of Common Stock purchased from the Company, the total consideration paid and the average price per share paid by the existing stockholders and by the investors purchasing shares of Common Stock in this offering (based on an assumed initial public offering price of $14.00 per share and before deducting the estimated underwriting discount and offering expenses payable).

                                        SHARES PURCHASED          TOTAL CONSIDERATION
                                      ---------------------     -----------------------     AVERAGE PRICE
                                       NUMBER       PERCENT       AMOUNT        PERCENT       PER SHARE
                                      ---------     -------     -----------     -------     -------------
Existing stockholders...............  4,526,710       64.4%     $16,053,000       31.4%        $  3.55
New investors.......................  2,500,000       35.6       35,000,000       68.6           14.00
                                      ---------      -----      -----------      -----
  Total.............................  7,026,710      100.0%     $51,053,000      100.0%
                                      =========      =====      ===========      =====

     The foregoing tables and calculations assume no exercise of outstanding options or warrants. As of March 31, 1997, 1,383,623 shares of Common Stock were subject to outstanding options at a weighted average exercise price of $4.05 per share under the Company's stock option plans and 1,609,250 shares of Common Stock were subject to outstanding warrants at a weighted average exercise price of $5.32 per share. In addition, as of March 31, 1997, 1,283,545 shares of Common Stock were reserved for future issuance under the Company's stock option plans and its Employee Stock Purchase Plan. To the extent that any shares available for issuance upon exercise of outstanding options, warrants or reserved for future issuance under the Company's stock option plans or Employee Stock Purchase Plan are issued, there will be further dilution to new investors. See "Management -- Stock Plans," "Certain Transactions," "Description of Capital Stock" and Notes 5, 6 and 15 of Notes to Financial Statements.

                            SELECTED FINANCIAL DATA

     The selected financial data set forth below for the fiscal years ended December 31, 1994, 1995 and 1996 are derived from the Company's financial statements audited by Arthur Andersen LLP, independent public accountants, included elsewhere in this Prospectus. The selected financial data for the nine months ended December 31, 1993 and for the fiscal year ended March 31, 1993 are derived from the Company's audited financial statements not included in this Prospectus. The selected financial data for the three-month periods ended March 31, 1996 and 1997 are derived from the Company's unaudited financial statements which, in the opinion of management, reflect all adjustments necessary for a fair presentation of the Company's financial position and results of operations for such periods. The results of interim periods are not necessarily indicative of the results that may be expected for future periods including the year ending December 31, 1997. The data set forth below is qualified in its entirety by and should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Financial Statements and Notes thereto included elsewhere in this Prospectus.

                                       FISCAL YEAR   NINE-MONTHS                                    THREE MONTHS
                                          ENDED         ENDED         YEAR ENDED DECEMBER 31,     ENDED MARCH 31,
                                        MARCH 31,    DECEMBER 31,   ---------------------------   ----------------
                                          1993         1993(1)       1994      1995      1996      1996     1997
                                       -----------   ------------   -------   -------   -------   ------   -------
                                                          (IN THOUSANDS, EXCEPT PER SHARE DATA)     (UNAUDITED)
STATEMENT OF OPERATIONS DATA:
Revenue..............................     $ 393          $  66      $   607   $ 2,271   $ 4,057   $  676   $ 1,373
Cost of revenue......................       259             88          500     1,973     2,627      444       651
                                          -----          -----      -------   -------   -------   ------   -------
Gross profit (loss)..................       134            (22)         107       298     1,430      232       722
Operating expenses:
  Research and development...........       132            495          630       739     1,359      336       558
  Selling, general and
    administrative...................       134            367        2,784     3,158     4,144      745     1,312
                                          -----          -----      -------   -------   -------   ------   -------
    Total operating expenses.........       266            862        3,414     3,897     5,503    1,081     1,870
                                          -----          -----      -------   -------   -------   ------   -------
Loss from operations.................      (132)          (884)      (3,307)   (3,599)   (4,073)    (849)   (1,148)
Interest and other income (expense),
  net................................         1             10           63         9      (486)     (41)     (356)
                                          -----          -----      -------   -------   -------   ------   -------
Net loss.............................     $(131)         $(874)     $(3,244)  $(3,590)  $(4,559)  $ (890)  $(1,504)
                                          =====          =====      =======   =======   =======   ======   =======
Pro forma net loss per share.........                               $ (0.64)  $ (0.71)  $ (0.88)  $(0.18)  $ (0.28)
                                                                    =======   =======   =======   ======   =======
Pro forma shares used in per share
  computations(2)....................                                 5,067     5,041     5,155    5,045     5,464
                                                                    =======   =======   =======   ======   =======

                                                                        DECEMBER 31,
                                             MARCH 31,     --------------------------------------     MARCH 31,
                                               1993        1993      1994       1995       1996         1997
                                             ---------     ----     ------     ------     -------     ---------
                                                                       (IN THOUSANDS)                 (UNAUDITED)
BALANCE SHEET DATA:
Cash and cash equivalents..................    $ 227       $377     $   12     $   64     $   433      $ 3,986
Working capital (deficit)..................      597        310      3,136        (44)       (665)       1,101
Total assets...............................      697        595      4,699      2,017       3,115        6,673
Long-term debt, net of current portion.....        0          2         46        535       2,884        2,972
Total stockholders' equity (deficit).......      648        471      3,796        169      (2,812)      (1,052)

---------------

(1) In 1993, the Company changed its fiscal year end from March 31 to December
    31.

(2) See Note 2 of Notes to Financial Statements for a description of the computation of pro forma net loss per share.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     The following discussion of the financial condition and results of operations of the Company should be read in conjunction with the Company's Financial Statements and Notes included elsewhere in this Prospectus. This Prospectus contains certain forward-looking statements that involve risks and uncertainties. The Company's actual results could differ materially from those discussed herein. Factors that could cause or contribute to such differences include, but are not limited to, those set forth under "Risk Factors" and elsewhere in this Prospectus.

OVERVIEW

     From its inception in 1989 through 1991, the Company conducted contract research in the area of robotics for several government agencies such as the National Aeronautics and Space Administration, the National Science Foundation, National Institutes of Health and the United States Navy. In 1991, the Company began applying its research efforts to the medical marketplace, focusing on the development of robotic systems for surgical applications. As a result, the Company introduced AESOP, which it believes is the world's first FDA-cleared medical robot, in October 1994. In October 1996, the Company introduced the next version of AESOP which incorporates what the Company believes is the world's first FDA-cleared voice control interface for a surgical device. Since AESOP's commercial introduction, a significant portion of the Company's revenues have been derived from the sale of AESOP and related single-use surgical accessories. Since AESOP's introduction, approximately 221 units have been sold.

     The Company is leveraging its AESOP technology to develop HERMES, a voice controlled, networked, computer interface providing a surgeon with direct control of and feedback from multiple devices in the OR. The Company is also developing ZEUS, a surgical robotic system for minimally invasive surgery utilizing technologies from both AESOP and HERMES. The initial target market for ZEUS will be cardiovascular procedures. To date, all revenues from ZEUS and HERMES have been payments made pursuant to development agreements.

     The Company has entered into several strategic partnerships with international medical device manufacturers and has established relationships with leading medical institutions. The Company has entered into clinical development agreements for ZEUS with The Cleveland Clinic, Hershey Medical Center and Sarasota Memorial Hospital in order to enhance its research efforts through use of prototype systems and provide cost sharing and revenue to the Company. For cardiothoracic applications, Medtronic will act as the Company's exclusive distributor of ZEUS in Europe, the Middle East and Africa and will co-market ZEUS with the Company in North America. Stryker will purchase the Company's HERMES system on an OEM basis, as a means of providing surgeons with centralized and simplified voice control over a number of Stryker's endoscopic and arthroscopic products. The Company currently distributes AESOP directly in the United States and utilizes third-party distributors internationally. Johnson & Johnson distributes AESOP in Australia and New Zealand and provides the Company with certain strategic support in the areas of customer service and training.

     Since inception, the Company has sustained significant losses resulting in an accumulated deficit of $13.9 million as of March 31, 1997. From inception through March 31, 1997, the Company has raised approximately $11.5 million from issuances of Common and Preferred Stock, $4.2 million in debt financing and $5.0 million in debt from strategic corporate partners. These financings have been used to fund the Company's working capital needs, develop AESOP, HERMES and ZEUS and continue its research and development efforts.

     The Company expects to continue to incur significant operating losses due to its research and development efforts, costs associated with obtaining regulatory approvals and clearances, continued marketing expenditures to increase sales and other costs associated with the Company's planned growth. Furthermore, the Company anticipates that its operating results may fluctuate significantly from quarter to quarter in the future, and that fluctuation will depend on a number of factors, many of which are outside the Company's control. These factors include timing and results of clinical trials, delays associated with FDA and other approval and clearance processes, changes in pricing policy by the Company or its competitors, the number, timing and significance of product enhancements and new products by the Company and its competitors, health care reimbursement policies and product quality issues.

RESULTS OF OPERATIONS

 Three Months Ended March 31, 1997 Compared to the Three Months Ended March 31, 1996

     Revenues. Revenues increased 103% to $1.4 million for the three months ended March 31, 1997 from $676,000 for the same period in 1996. The increase primarily resulted from both an increase in unit sales volume and an increase in the selling price of AESOP attributable to the introduction of an enhanced version of AESOP in the fourth quarter of 1996.

     Cost of Revenues. Cost of revenues increased to $651,000 for the three months ended March 31, 1997 from $444,000 for the same period in 1996. Gross margin increased to 53% in the first quarter of 1997 as compared to 34% in the first quarter of 1996. The increase in gross margin was attributable to efficiencies of scale associated with the increase in the number of AESOP units sold and an increase in selling price per unit, offset in part by increased production costs related to AESOP enhancements.

     Research and Development. Research and development expense increased 66% to $558,000 in the three months ended March 31, 1997 from $336,000 for the same period in 1996, primarily as a result of increased expenditures for HERMES and ZEUS. The Company expects these expenditures to increase as it continues to develop its technologies.

     Selling, General and Administrative. Selling, general and administrative expenses increased 76% to $1.3 million in the three months ended March 31, 1997 from $746,000 for the same period in 1996 due to the addition of sales and managerial personnel and commissions on increased AESOP unit sales. The Company expects selling, general and administrative expenses to increase in future periods as the Company continues to expand its infrastructure and incurs compensation charges related to the grant of stock options. See Note 15 of Notes to Financial Statements.

     Interest and Other Expense, Net. Interest and other expense, net, increased to $356,000 for the three months ended March 31, 1997, from $41,000 for the same period in 1996. Interest and other expense, net, in the first quarter of 1997 included the amortization of approximately $167,000 of interest cost attributable to the fixed conversion feature of the Medtronic Debenture and approximately $63,000 of interest cost related to warrants issued with the Bridge Notes. The remainder of the increase in interest expense was attributable to an increase in overall indebtedness. See "Certain Transactions" and Notes 8 and 14 of the Notes to the Financial Statements.

 Year Ended December 31, 1996 Compared to the Year Ended December 31, 1995

     Revenues. Revenues increased 79% to $4.1 million in 1996 from $2.3 million in 1995. This increase was primarily due to the commercial introduction of the enhanced version of AESOP in the fourth quarter of 1996. The Company also received additional revenue in 1996 as a result of the delivery of ZEUS prototypes under clinical development contracts.

     Cost of Revenues. Cost of revenues increased to $2.6 million in 1996 from $2.0 million in 1995. Gross margin increased to 35% in 1996 as compared to 13% in 1995. The increase in gross margin was primarily attributable to efficiencies of scale associated with increased production and sales of AESOP and an increase in selling price per unit of the enhanced version of AESOP relative to the initial version of AESOP.

     Research and Development. Research and development expenses increased 84% to $1.4 million in 1996 as compared to $739,000 in 1995. During 1996, the Company incurred additional costs for the development of voice control and more sophisticated user interfaces related to the enhanced version of AESOP as well as research and development efforts with respect to HERMES and ZEUS.

     Selling, General and Administrative. Selling, general and administrative expenses increased 31% to $4.1 million in 1996 as compared to $3.2 million in 1995. The increase resulted primarily from the addition of sales personnel and executive management, commissions on increased AESOP sales and increased costs related to incentive compensation.

     Interest and Other Expense, Net. Interest and other expense, net, was $486,000 in 1996 as compared to interest and other income, net, of $9,000 in 1995. The increase was due primarily to interest cost on Bridge Notes issued in 1996.

 Year Ended December 31, 1995 Compared to the Year Ended December 31, 1994

     Revenues. Revenues increased 274% to $2.3 million in 1995 from $607,000 in 1994 primarily due to the timing of the commercial introduction of AESOP in October 1994.

     Cost of Revenues. Cost of revenues increased to $2.0 million in 1995 from $500,000 in 1994. Gross margin decreased to 13% in 1995 as compared to 18% in 1994. The decrease in gross margin was primarily attributable to investments in manufacturing capabilities to support expanded production.

     Research and Development. Research and development expenses increased 17% to $739,000 in 1995 as compared to $630,000 in 1994. The increase was primarily due to the addition of research and development staff and research related to the development of AESOP.

     Selling, General and Administrative. Selling general and administrative expenses increased 13% to $3.2 million in 1995 as compared to $2.8 million in 1994. The increase was primarily attributable to payroll and commissions as the Company transitioned from selling through independent representatives to a direct sales force and as the Company grew to support the manufacture and distribution of AESOP.

INCOME TAXES

     Minimal provision for state income taxes has been recorded for the Company's pre-tax losses through December 31, 1996. As of December 31, 1996, the Company had federal and state net operating loss carryforwards of approximately $11.0 million and $4.9 million, respectively, which are available to offset future federal and state taxable income. Federal carryforwards expire fifteen years after the year of loss and state carry forwards expire from five to seven years after the year of loss. Under the Tax Reform Act of 1986, the amounts of and the benefits from net operating loss carryforwards may be impaired in certain circumstances. Events which may cause such limitations in the amount of available net operating losses which the Company may utilize in any one year include, but are not limited to, a cumulative ownership change of more than 50% over a three year period. The effect of such limitation, if imposed, has not been determined. The Company has provided a full valuation allowance on the deferred tax asset because of the uncertainty regarding its realization. See
Note 7 of Notes to Financial Statements.

LIQUIDITY AND CAPITAL RESOURCES

     Since inception, the Company's expenses have exceeded cash inflows, resulting in an accumulated deficit of approximately $13.9 million as of March 31, 1997. In addition to AESOP product sales and product development and grant revenues totaling approximately $8.1 million from the date of introduction of AESOP through March 31, 1997, the Company has primarily relied on proceeds from issuances of Preferred Stock and Common Stock of approximately $11.5 million, bridge debt financing of approximately $4.2 million and proceeds from debt financing from strategic corporate partners of approximately $5.0 million to fund operations.

     For the three months ended March 31, 1997, the Company had net cash used in operating activities of $1.4 million. In fiscal 1996, 1995 and 1994, net cash used in operating activities totaled $3.5 million, $3.6 million and $3.3 million, respectively. Net cash used in operating activities for these periods has been primarily attributable to net losses.

     Cash outflows from investing activities have related primarily to purchases of property and equipment. In 1995 and 1994, unspent proceeds from equity and debt offerings were invested, generating earnings on cash balances.

     For the three months ended March 31, 1997 and fiscal years 1996, 1995 and 1994, net cash provided by financing activities resulted primarily from issuances of Preferred Stock and Common Stock and proceeds from issuances of long-term debt.

     The Company's operations to date have consumed substantial amounts of cash, and the Company expects its capital and operating expenditures to increase in the next few years. The Company believes that its existing capital resources and anticipated cash flow from planned operations together with the net proceeds of this offering should be adequate to satisfy its capital requirements at least through 1998. There can be no assurance, however, that the Company will not need significant additional capital before such time. The Company's need for additional financing will depend upon numerous factors, including, but not limited to, the extent and duration of the Company's future operating losses, the level and timing of future revenues and expenditures, the progress and scope of clinical trials, the timing and costs required to receive both United States and international governmental approvals or clearances, market acceptance of new products, the results and scope of ongoing research and development projects, competing technologies, the costs of training physicians to become proficient in the use of the Company's products and procedures, the cost of developing marketing and distribution capabilities, and other market and regulatory developments. To the extent that existing resources are insufficient to fund the Company's activities, the Company may seek to raise additional funds through public or private financings. If additional funds are raised by issuing equity securities, further dilution to then existing stockholders may result. There can be no assurance that additional financing, if required, would be available on acceptable terms, if at all. If adequate funds are not available, the Company's business, financial condition and results of operations would be materially adversely affected.

                                    BUSINESS

INTRODUCTION

     The Company develops and markets proprietary robotic and computerized surgical systems that enhance a surgeon's performance and centralize and simplify a surgeon's control of the operating room ("OR"). The Company believes that its products and technologies under development have the potential to revolutionize surgery and the OR by providing a surgeon with the precision and dexterity necessary to perform complex, minimally invasive surgical procedures including E-CABG and by enabling a surgeon to control critical devices in the OR through simple verbal commands. The Company believes that its products and technologies under development will broaden the scope and increase the effectiveness of minimally invasive surgery, improve patient outcomes and create a safer, more efficient and cost effective OR.

BACKGROUND

     Surgical techniques and related technologies have changed rapidly over the past twenty years. The widespread adoption of minimally invasive surgical techniques has significantly expanded the number of surgical procedures available to patients, and the increasing complexity of these minimally invasive procedures has placed substantial emphasis on technical surgical skills. The demand for minimally invasive surgical procedures has largely been driven by patients and payors, as such procedures generally result in improved patient outcomes and reduced overall procedure costs. In addition, the number of surgical devices in the OR has grown dramatically, increasing the potential for error and miscommunication during surgery. Finally, the impact of managed care has increased pressure on hospitals to minimize the costs of surgery.

     Minimally Invasive Surgery

     Traditionally, the vast majority of all surgeries have been open, requiring large incisions measuring up to 18 inches to access the operative site. These large openings enable the surgeon to manipulate and view the operative site and allow unobstructed access to the patient's anatomy. However, the invasiveness of open surgery often results in significant trauma, pain and complications, as well as significant costs related to lengthy convalescence periods for the patient.

     In an effort to mitigate the shortcomings of traditional surgical techniques, minimally invasive surgery and related technologies have been developed. In minimally invasive surgery, specially designed surgical instruments and an endoscope (a miniature camera attached to a maneuverable tube) are inserted into the patient through ports in the body measuring approximately 3-to-10 millimeters. The endoscope is connected to a video monitor which allows the surgeon to view the operative site. Minimally invasive surgery is intended to be as effective as traditional open surgery while offering patients substantially reduced pain and trauma, shortened convalescent periods and decreased overall patient care costs.

     The development and subsequent widespread adoption of minimally invasive techniques have revolutionized many surgical fields, including orthopedics, gynecology and general surgery. According to MDI, in the United States in 1995, over 13 million procedures which traditionally would have been performed in an open manner were performed minimally invasively. MDI estimates that the number of minimally invasive procedures will grow to over 15 million annually in the United States by 2000. The majority of minimally invasive procedures are currently limited to less complex excisional or dissection-based procedures that do not require microsuturing or other intricate surgical techniques. In cases where minimally invasive surgical options are not available, many patients who cannot withstand the trauma associated with open surgical procedures must forego surgery as a means of treatment.

     To date, the application of minimally invasive techniques to more complex procedures, including microsurgical procedures such as cardiovascular, neuro and ophthalmic surgery, has been limited. Microsurgical procedures involve accessing and delicately manipulating extremely small anatomical structures. A surgeon's ability to perform microsurgical procedures with traditional minimally invasive instruments is often limited by the small size of the surgical workspace within the patient's body, constrained access to, and limited visualization of, the operative site and the difficulty of manually performing extremely precise manipulations with currently available minimally invasive surgical instruments. As a result, the Company believes that for minimally invasive microsurgical procedures to be more widely applied, technology must be developed which improves visualization of, and access to, confined operative sites and enhances a surgeon's dexterity and precision.

     The Operating Room

     Another key challenge for a surgeon is the efficient control of the multitude of devices which have been introduced into the OR. The typical OR contains a variety of devices which aid a surgeon, such as patient monitors, electrocautery devices, imaging systems and endoscopic equipment. Coordination and control of these devices can be difficult, since they generally have different user interfaces, such as buttons, dials, foot pedals and hand controls, as well as numerous, non-intuitive methods of providing feedback to a surgeon, such as small LCD screens on their front panels and numerous audible alarms, including beeps, buzzes and bells. In most instances, these devices are manually controlled by someone other than a surgeon in response to a surgeon's spoken commands, and the person controlling the devices is often responsible for giving a surgeon verbal feedback with regard to the status of these devices. Such indirect control and feedback are necessary because a surgeon's hands are usually occupied with surgical instruments and a surgeon cannot exit the sterile operating field. This indirect control and feedback is inefficient and can increase the potential for miscommunication and error. As a result, the Company believes that technology which provides a surgeon with greater control over, and enhanced feedback from, the devices within the OR will increase the efficiency of surgical procedures, while reducing the potential for error during surgery.

     Surgical Costs

     The impact of managed care has placed significant pressure on hospitals to minimize the costs associated with patient care, especially with regard to surgical procedures and the associated pre-operative and post-operative care. A number of procedural and administrative measures have been implemented during the past decade which reduced these costs, although these costs are still significant. For instance, it is still common for members of the surgical team to perform manual tasks, such as holding and maneuvering the endoscope, even though managed care has increased pressure to re-deploy these often highly paid OR personnel to more value-added roles. The Company believes that there is considerable demand for technology which will result in increased efficiency and lower surgical costs.

THE COMPUTER MOTION SOLUTION

     The Company's strategy is to become the leading provider of robotic and computerized surgical systems. The Company intends to implement this strategy by developing technologies and products to broaden the scope and effectiveness of minimally invasive surgery, centralize and simplify control of the OR and reduce the costs associated with surgical procedures.

     The Company is developing robotic surgical systems to fundamentally improve a surgeon's performance. The proprietary technologies underlying these systems include voice control, robotic motion control, motion scaling, tremor filtering, positioning memory and sophisticated mechanical and electrical redundancies. The Company believes that its robotic surgical systems will provide a surgeon with greater dexterity and precision and enhanced visualization of, and access to, confined operative sites. The Company's robotic surgical system under development, ZEUS, incorporates a robotic endoscope positioner, as well as two robotic arms which permit a surgeon to remotely manipulate surgical instruments while seated at a control console. The Company believes that this technology will improve a surgeon's ability to perform complex, minimally invasive surgical procedures and will allow a surgeon to perform new, minimally invasive microsurgical procedures that currently are impossible or very difficult to perform safely and economically.

     The Company is also developing voice controlled technologies which simplify and centralize a surgeon's control of the OR. These proprietary technologies include advanced speech recognition software, intuitive user interfaces, device networking software and computer hardware. The Company has commenced marketing a product incorporating this technology, AESOP, a robotic endoscope positioner, which is controlled through simple verbal commands. The initial version of AESOP has been cleared by the FDA and has been commercially available since October 1994. The voice control interface incorporated into the current version of AESOP is also FDA-cleared, and has been commercially available since October 1996. The Company is also developing HERMES, a voice control system that is designed to enable a surgeon to directly control various critical devices in the OR, such as laparoscopic, arthroscopic and video devices, through simple verbal commands. HERMES is also designed to provide standardized visual and digitized voice feedback, which the Company believes will increase safety by substantially reducing the various non-intuitive feedback mechanisms associated with most medical devices. The Company also believes that this enhanced control and feedback in the OR will result in greater efficiency, shorter procedure times and reduced costs.

     The Company believes that its products and technologies under development have the potential to revolutionize surgery and the OR by broadening the scope and increasing the effectiveness and safety of minimally invasive surgery and improving patient outcomes. The Company also believes that its proprietary technology could reduce the direct costs of performing complex surgical procedures by decreasing the number of personnel required to operate the devices in the OR, shortening procedure times and enabling more effective deployment of clinical personnel.

PRODUCTS AND MARKETS

     The Company currently has three robotic and computerized surgical systems in various stages of development, one of which is commercially available. The Company believes that its products can be used in conjunction with devices common to most ORs today. The following table identifies the Company's commercially available products and products under development:
--------------------------------------------------------------------------------

 PRODUCT                 DESCRIPTION                       DEVELOPMENT STATUS
----------------------------------------------------------------------------------------------
 AESOP                   Proprietary robotic voice         Commercially available and
                         controlled endoscope positioning  FDA-cleared through the 510(k)
                         system used in laparoscopic,      process
                         cardiovascular and thorascopic
                         procedures
----------------------------------------------------------------------------------------------
 HERMES                  Proprietary voice controlled      Investigational Review Board
                         system designed to centralize     testing expected in second half of
                         and simplify control of various   1997
                         OR devices, which is expected to
                         initially include certain         Initial OEM Customer -- Stryker
                         laparoscopic, arthroscopic and
                         video devices
----------------------------------------------------------------------------------------------
 ZEUS                    Proprietary robotic surgical      Limited, experimental animal
                         system designed to facilitate     testing commenced at clinical sites
                         performance of minimally          including The Cleveland Clinic,
                         invasive surgical procedures and  Pennsylvania State University's
                         enable performance of new         Hershey Medical Center and Sarasota
                         minimally invasive microsurgical  Memorial Hospital
                         procedures, including
                         cardiovascular, neuro and         Cardiothoracic Marketing Partner --
                         gynecologic surgeries             Medtronic

--------------------------------------------------------------------------------

AESOP

     The Company's Automated Endoscopic System for Optimal Positioning ("AESOP") is a robotic endoscope positioner that enables surgeons to directly control the movement of the endoscope through simple verbal commands and provides surgeons with an image that is more stable and sustainable than the image provided when a human assistant holds the scope. AESOP connects directly to the operating table and approximates the form and function of a human arm. AESOP can accommodate nearly any brand and size of endoscope. The scopes are attached to AESOP by a magnetic, sterilizable collar and the arm is covered by a sterile single-use drape. AESOP consists of a voice control microphone, and a proprietary, fault-tolerant computer controller which translates a surgeon's commands into movements of the robotic arm as well as a customized cart which allows AESOP to be easily transported throughout the hospital. This system also includes manual, back-up hand and foot controls that provide a surgeon and other members of a surgical team with multiple interfaces to the robot. The Company believes that AESOP is the world's first FDA-cleared medical robot and incorporates the world's first FDA-cleared voice interface for use in the OR.

     Prior to the introduction of AESOP, surgeons were forced to rely primarily on a surgical assistant to hold and maneuver the endoscope to provide the surgical field of view. This approach contributes to some of the inefficiencies associated with minimally invasive surgical procedures, including an unstable video image caused by the human endoscope holder's involuntary hand tremors, the difficulty of the human endoscope holder to properly execute a surgeon's verbal commands, including returning to a specific surgical site, the resultant crowding around the OR table, often requiring the human endoscope holder to reach under or across the surgeon to hold the endoscope, and the frequent smearing of the endoscope lens caused by the human endoscope holder inadvertently touching it against tissue.

     The use of AESOP eliminates the need for a human endoscope holder and some of the inefficiencies associated with minimally invasive surgical procedures by providing a steady and sustainable video image and allowing a surgeon to maneuver the endoscope by means of a proprietary voice control interface that recognizes a surgeon's voice and moves the endoscope in response to a surgeon's simple verbal commands. This direct control by a surgeon mitigates the risks associated with miscommunication between the human endoscope holder and the surgeon and allows a surgeon to access specific operative sites, including a specific suture or the position of a clamp, stored in AESOP's memory. The use of AESOP also reduces crowding in the OR, while allowing a surgical staff to perform more productive tasks. The Company believes that the advantages of AESOP result in shorter, safer and more cost effective minimally invasive surgical procedures. AESOP has been cleared by the FDA for use in general thorascopy, cardiothoracic and laparoscopic, as well as in a number of minimally invasive ear, nose and throat ("ENT") procedures. These applications are performed by thoracic, cardiac, general, orthopedic, gynecologic, urologic, plastic and ENT surgeons.

     In October 1994, the Company released the initial version of AESOP, which utilized a foot pedal to control the robotic arm. The Company introduced the current version of AESOP in October 1996. The initial version of AESOP can be upgraded to include the Company's proprietary voice control technology. As of June 1, 1997, the Company sold 221 AESOP units, which were used to perform over 18,000 minimally invasive surgical procedures. Of the 221 AESOP units sold worldwide, 164 are the initial versions of AESOP (of which 93 have been upgraded to the current version of AESOP) and 57 are the current version of AESOP. The domestic and international list prices of AESOP were $44,900 and $31,500, respectively, during the first quarter of 1997.

HERMES

     The Company's OR control system, HERMES, is a voice controlled technology platform which is designed to serve as a centralized and simplified interface for a surgeon to control a variety of medical devices in the OR. These devices currently include the endoscopic camera and light source, insufflator, arthroscopic shaver and pump, VCR, video printer, video frame grabber and the Company's robotic devices. HERMES consists of a control box which is networked with multiple HERMES compatible devices, and is controlled by a surgeon using a headset microphone.

     HERMES allows a surgeon to directly control the OR devices and equipment to which it is connected through simple verbal commands. HERMES also provides visual and digitized voice feedback to a surgical team. The digitized voice feedback is device-specific and the video feedback is displayed on the endoscopic video monitor. Both the audio and video feedback features are customizable by a surgeon in real time, allowing a surgeon to modify the amount and type of feedback received. The Company believes that HERMES will increase the effectiveness of a surgical team by augmenting the utility of the devices it controls, thereby enhancing the efficiency and safety of surgical procedures. As a result of these efficiencies, the Company believes that use of HERMES will also reduce costs associated with surgical procedures.

     The Company has developed a prototype of HERMES and expects to commence Investigational Review Board ("IRB") testing at selected sites in the second half of 1997. These sites are expected to include, among others, Stanford University Medical Center, Duke University, Johns Hopkins, Baylor College of Medicine and Louisiana State University Medical Center. The Company believes that HERMES could be utilized in a majority of the approximately 23,000 ORs in the United States.

     In order to leverage its proprietary voice recognition technology in the arthroscopic and laparoscopic market, the Company entered into a Development and Supply Agreement with Stryker, a leading manufacturer of endoscopic equipment, during the third quarter of 1996. Pursuant to this agreement, the Company is developing interfaces between the Company's proprietary voice recognition technology and certain of Stryker's arthroscopic and laparoscopic surgical devices. The Company anticipates that Stryker will apply for 510(k) FDA marketing clearance of the initial devices integrated with HERMES during the latter half of 1997. The Company intends to enter into additional OEM agreements with other leading medical device manufacturers to potentially expand the number and type of devices to be integrated with HERMES, including the OR table, the OR lights, electrocautery devices, various imaging systems, as well as numerous devices in the catheterization laboratory. See "Business -- Corporate Alliances and Clinical Sites."

ZEUS

     The Company's robotic surgical system under development, ZEUS, is designed to fundamentally improve a surgeon's ability to perform complex, minimally invasive procedures and enable new, minimally invasive microsurgical procedures that are currently impossible or very difficult to perform with conventional surgical methods. ZEUS is comprised of three surgeon-controlled robotic arms, one of which positions an endoscope while the other two hold the Company's proprietary single-use and reusable surgical instruments. The Company believes that these new minimally invasive surgical procedures would result in reduced patient pain and trauma, fewer complications, lessened cosmetic concerns and shortened convalescence periods and would increase the number of patients qualified for certain surgical procedures. In addition, the Company believes that an increase in minimally invasive options would result in lower overall health care costs to providers, payors and patients.

     ZEUS' robotic arms can be directly attached to the surgical table in order to maintain a constant orientation to the patient. A surgeon controls the movement of the robotic arms by manipulating two corresponding robotic instrument handles, which are housed in a mobile console which can be positioned anywhere in the OR. The physical design of these instrument handles are similar to conventional surgical instrument handles. A surgeon's precise manipulation of the instrument handles is communicated to a proprietary computer controller which filters, scales and translates the movements to the robotic arms. A surgeon can operate these instrument handles from a comfortable, ergonomic position, including sitting with his or her forearms positioned on an armrest. The surgeon controls the robotic arm which holds the endoscope through means of simple verbal commands spoken into a headset microphone. A video display of the endoscopic image is placed directly in front of the surgeon and a second monitor is positioned next to the patient for use by the other members of the surgical team. In addition, the Company believes that ZEUS could be used in conjunction with the Company's HERMES technology to control a variety of ZEUS' features, including motion scaling and tactile feedback.

     The Company believes that ZEUS will enable new minimally invasive microsurgical procedures and facilitate the performance of existing minimally invasive procedures by providing clinicians with the following technical benefits:

     Improved Precision. ZEUS incorporates technology that is designed to enable a surgeon to scale his or her movements, allowing manipulation of instruments on a microsurgical scale while utilizing normal hand and arm movements. For instance, in microsurgical procedures which involve extremely small bodily structures and which utilize sutures ranging from 20-to-40 microns, or one-third to two-thirds of the width of a human hair, if a surgeon selects a scaling ratio of 15-to-1, each one inch movement by the surgeon would result in a 1/15 inch movement by the robotic surgical instruments.

     Improved Dexterity. ZEUS is designed to enhance a surgeon's performance by enabling manipulations of the surgical instruments, which are impossible or very difficult to use when manually performing surgery. For instance, a surgeon can activate and deactivate the instrument handles to further extend his or her range of motion to complete a particular movement, such as suturing, without having to physically contort his or her arms. In addition, in order to gain anatomical access to certain regions of the body in a minimally invasive manner, the instruments must be placed in positions that would be extremely difficult for a surgeon to manipulate manually using conventional minimally invasive surgical techniques, due to the distance between the instruments and their relative positions to each other. ZEUS allows a surgeon to control the instruments by means of the robotic instrument handles, regardless of the positions of the instruments relative to each other.

     Eliminated Effects of Involuntary Hand Tremors. ZEUS is designed to hold the surgical instruments and the endoscope in a steady manner, eliminating a surgeon's incidental and unintended hand motions and tremors which are intensified when holding surgical instruments for extended periods of time.

     Enhanced Tactile Feedback. ZEUS is designed to provide a surgeon with computerized, scaleable feedback which enhances and amplifies the surgeon's sense of touch while grasping delicate tissue as compared to traditional minimally invasive surgical instruments.

     Enhanced Visualization. ZEUS incorporates a robotic arm that controls the endoscope to produce a steady, magnified video image under direct surgeon control which facilitates performance of minimally invasive surgical procedures.

     Improved Minimally Invasive Anatomical Access. ZEUS is designed to provide a surgeon with access to confined areas in the body and critical anatomical structures that are currently only accessible by means of highly invasive, open surgical procedures or multiple "less invasive" incisions. In the case of cardiac surgery, these less invasive approaches can require multiple 3-to-5 inch incisions and often involve the removal of rib cartilage. In contrast, ZEUS provides a surgeon with complete access to the heart through several 3 millimeter ports.

     Minimized Surgeon Fatigue. ZEUS allows a surgeon to operate the surgical instrument handles in a comfortable, ergonomic position, including sitting down and positioning his or her forearms on armrests. The Company believes that these enhanced ergonomics would extend the professional lives of surgeons and increase the efficiency and effectiveness of demanding and lengthy microsurgical procedures.

     ZEUS has been used by the Company's clinical development partners to perform limited, experimental procedures on animals, including minimally invasive coronary artery bypass grafts, as well as anastomosis of the small bowel, bile duct, ureteral and iliac artery. Each clinical development partner has purchased a prototype ZEUS system and has provided funds to the Company to partially offset the ongoing costs associated with the development and clinical validation of ZEUS.

     The Company will seek PMA approval by the FDA to market ZEUS for a number of indications. To date, the Company has no experience with the testing of ZEUS in clinical trials. The Company anticipates that it will begin clinical trials during the fourth quarter of 1997. However, there can be no assurance that the FDA will allow such trials to commence in a timely manner, if at all. Any delay in the commencement of clinical trials would delay market introduction of ZEUS. See "Risk Factors -- Government Regulation and Lack of Regulatory Approval."

     Initial Applications for ZEUS

     Conventional, open chest coronary artery bypass graft ("CABG") procedures have been performed on a widespread basis for over 35 years, with approximately 318,000 patients undergoing this procedure in the United States during 1994, according to the American Heart Association. Although many other surgical procedures in the areas of arthroscopic, gynecologic and general surgery have been performed in a minimally invasive manner during the past three decades, the Company believes that cardiovascular surgery remains the largest surgical discipline which still utilizes a highly invasive approach. This is primarily due to the difficulty of accessing and visualizing all regions of the heart within the confines of the patient's body and performing the precise and highly dexterous movements required to suture cardiac vessels with minimally invasive instruments. In order to gain access to the heart, the surgeon currently must open the chest by cutting a 12-to-18-inch incision in the patient's sternum with a bone saw and split the ribcage apart approximately 6 inches by means of a steel retractor. The surgeon then sutures a vein or artery harvested from elsewhere in the patient's body directly onto the heart, effectively bypassing the diseased areas of the coronary arteries. The anastomosis, or suturing process, is one of the most critical aspects of the CABG procedure and is very difficult to perform minimally invasively. This efficacious, but highly traumatic, open chest approach results in a lengthy and painful convalescence period for the patient. The typical hospital stay resulting from this procedure ranges from 5 to 10 days, with several additional weeks required for a complete recovery. The total cost of this procedure ranges from $25,000 to $50,000.

     A number of cardiovascular surgeons and medical device companies have developed surgical procedures which are less invasive than the open chest approach. These less invasive approaches are divided between the "beating" and "stopped" heart methodologies. These approaches require making one or more 3-to-5 inch incisions parallel to the patient's ribs and, in many cases, removing a portion of the patient's rib cartilage and retracting the non-dissected ribs in order to gain access to the heart. Although the anastomosis is performed under the surgeon's direct vision, it is still extremely difficult to execute due to the limited anatomical and visual access and the crowded surgical field, which place significant demands on the surgeon's precision and dexterity. In most multiple bypass procedures, multiple incisions are required to access all of the necessary regions of the heart. While substantial progress has been made to reduce the pain and trauma associated with cardiovascular surgery, the Company believes that significant limitations remain which will preclude the wide application of these less invasive techniques without the introduction of technology to enhance a surgeon's performance.

     ZEUS is designed to enable a surgeon to perform a beating or stopped heart E-CABG by providing visual and anatomical access to all regions of the heart as well as the precision and dexterity required to perform the anastomosis minimally invasively. This approach may greatly diminish collateral damage, resulting in reduced pain and trauma, fewer complications, lessened cosmetic concerns, shortened convalescence periods, increased patient qualification for certain cardiovascular surgical procedures and lower overall costs for the provider, payor and patient. In addition to the E-CABG, the Company believes that ZEUS will also enable fully endoscopic heart valve replacement and repair procedures, of which approximately 54,000 open procedures were performed in the United States during 1994.

     Potential Applications for ZEUS

     In addition to cardiovascular procedures, ZEUS is also being designed to enable a surgeon to perform new minimally invasive microsurgical procedures which are impossible or very difficult to perform without robotic instruments. These procedures include bowel resection, the treatment of female stress incontinence, radical prostatectomy and nissen fundoplications. The Company anticipates that ZEUS may make these, and numerous other procedures more efficient and cost effective by simplifying the suturing process and allowing a surgeon to more effectively manipulate a number of existing medical instruments, such as clips, staples, energy sources, and lasers. The Company believes that this precision would increase the number and scope of complex surgical procedures that can be consistently, safely and economically performed minimally invasively.

     Digital imaging technology, including MRI, ultrasound and X-ray, generates three dimensional renderings of soft anatomical features, such as organs and other porous tissue. Due to the constraints associated with interpreting two dimensional images on video monitors, the Company believes that significant clinical and economic benefits could be derived by combining robotic systems with digital imaging. By interfacing the imaging source with a positioning robot, the robot can be "guided" in three dimensional space to the desired location within the patient's body. Procedures which could potentially benefit from the use of image guided robots include breast and brain biopsies, as well as orthopedic implants and organ transplants.

     The Company also believes that ZEUS may allow clinicians to remotely perform certain diagnostic and therapeutic procedures which involve the use of low levels of radiation, such as radioactive seed implants for chemotherapy and radioactive stents for cardiovascular therapies. Such radioactive materials do not harm patients, but can have an adverse cumulative impact on clinicians. This separation of the clinician from the radioactive substances would minimize the clinician's exposure to the radiation, while enhancing his or her precision with respect to placing radioactive materials in the patient's body. The Company believes that the clinician's enhanced precision will also reduce collateral damage to the patient's non-diseased tissue.

     The Company has also developed proprietary technology that allows robotic commands to be transmitted over conventional phone lines and the Internet. The Company intends to eventually couple this technology with ZEUS in order to enable telesurgery, in which a surgeon could operate on a patient irrespective of the geographic distance between them. The Company has sold custom AESOP Telesurgery Systems, which incorporate this proprietary technology, to a number of leading teaching institutions, including Yale University, Johns Hopkins University and George Washington University.

     The Company has no immediate plans to obtain FDA clearance or approval for any of the foregoing purposes and there can be no assurance that ZEUS will be successfully utilized to perform these surgical procedures or that ZEUS will be granted required regulatory clearances or approvals to enable ZEUS to be marketed for these purposes. See "Risk Factors -- Government Regulation and Lack of Regulatory Approval."

CORPORATE ALLIANCES AND CLINICAL SITES

     In order to access development capital and marketing resources and to rapidly commercialize its products, the Company has pursued strategic alliances with corporations and has undertaken testing at clinical institutions in order to advance the development, marketing and distribution of its robotic and computerized surgical systems. To date, the Company has formed the following corporate alliances and has commenced testing at the following clinical sites:

     Medtronic, Inc. In the first quarter of 1997, the Company and Medtronic, a leading manufacturer of medical devices, entered into an agreement pursuant to which Medtronic will act as the Company's exclusive distributor of ZEUS for use in cardiothoracic applications in Europe, the Middle East and Africa. Under this agreement, Medtronic and the Company will co-market ZEUS in North America for use in cardiothoracic applications. In addition, the Company granted to Medtronic a right of first refusal for distribution rights outside of Europe, the Middle East and Africa and for distribution or license rights for the use of ZEUS in cardiology, urology and neurology. The Company anticipates cooperating closely with Medtronic in the areas of training, service and after-market support with regard to ZEUS. In connection with the distribution and co-promotion arrangement, Medtronic invested $4.0 million in the Company in the form of a loan which converted into 367,857 shares of Common Stock of the Company, which number of shares is subject to adjustment. See "Certain Transactions."

     Stryker Corporation. In the third quarter of 1996, the Company entered into an agreement with Stryker, a leading manufacturer of endoscopic equipment, pursuant to which Stryker will purchase the Company's HERMES system on an OEM basis and sell it worldwide, as a means of providing surgeons with centralized and simplified voice control over certain of Stryker's endoscopic products. Stryker has agreed to pay a significant percentage of the development costs of HERMES. The Company will retain all intellectual property rights arising from this development effort with respect to its proprietary voice control and networking technology. Although Stryker is under no obligation to purchase the developed product, the agreement between the Company and Stryker provides that Stryker must meet certain sales targets in order to maintain marketing rights and exclusivity of this voice control technology for use with specified OR devices within specific fields of use. The Company intends to enter into similar OEM relationships with other leading manufacturers of OR devices with the goal of establishing the Company's HERMES technology as the standard method of controlling devices and equipment in the OR, including the OR table, the OR lights, electrocautery devices, imaging systems, as well as numerous devices in the catheterization laboratory.

     Clinical Sites. The Company has entered into several agreements with leading medical institutions in order to clinically validate and guide the development process of the Company's products and technology. These sites include The Cleveland Clinic, Pennsylvania State University's Hershey Medical Center and

Sarasota Memorial Hospital. Each of these facilities has purchased a ZEUS prototype system and has provided funds to the Company to partially offset ongoing costs associated with its development and clinical validation.

SALES, MARKETING AND DISTRIBUTION

     The Company utilizes two methods to sell and distribute AESOP. Domestically, the Company sells AESOP and its related single-use products through a direct sales force comprised of ten field sales persons and six clinical education specialists. The Company employs a two-tier sales force, which combines a field sales person and one or more clinical education specialists in each territory. The clinical education specialists, who are registered nurses, train new customers and increase the utilization rate of the Company's products among existing customers. This structure separates the selling and training functions to increase the sales force's efficiency. Internationally, the Company distributes AESOP through independent, third party distributors. The Company currently has distributors serving a number of countries in Asia and Europe, including Johnson & Johnson in Australia and New Zealand, AMCO in Japan and Joseph Trading Co. in Korea. The Company intends to initially sell HERMES on an OEM basis to manufacturers of surgical devices for use with their respective products. HERMES will initially be marketed by Stryker as an integrated component of several of Stryker's endoscopic products.

     The Company intends to utilize a combination of direct sales personnel and strategic partners to sell its future products. In the United States and Canada, the Company intends to sell ZEUS through its direct sales representatives and the product will be co-marketed by Medtronic for cardiothoracic applications. Internationally, the Company currently intends to distribute ZEUS through independent, third party distributors. The Company believes that this approach will allow the Company to maximize the size of its international installation base in a rapid and economical manner. In Europe, the Middle East and Africa, Medtronic will act as the exclusive distributor of ZEUS together with related single-use and reusable products for use in cardiothoracic applications.

RESEARCH AND DEVELOPMENT

     As of June 1, 1997, the Company's research and development department was comprised of 27 engineers and medical clinicians, including four Ph.D.s. This group has collectively earned 13 Masters Degrees in areas including electrical engineering and mechanical engineering. Certain members of this team have been working together for over ten years and have built numerous sophisticated robotic systems and advanced motion control computers for a variety of companies and government agencies, including the National Institutes of Health and the National Aeronautical Space Agency. During 1994, 1995, 1996 and the three month period ended March 31, 1997, the Company spent approximately $630,000, $739,000, $1.4 million and $558,000, respectively, on research and development activities. In certain cases, the Company places a full-time employee at the facilities of its strategic partners in order to enhance communications between the Company and these strategic partners and to maximize the value of the development partnership. In addition, certain of the Company's strategic partners fund a portion of the Company's research and development activities. See
"Business -- Corporate Alliances and Clinical Sites."

MANUFACTURING

     The Company purchases most of the components and certain subassemblies used in the manufacture of its AESOP products from outside vendors. These items are generally produced to the Company's specifications and the final products are assembled, tested and shipped by the Company at its headquarters. Certain components of its product are obtained by the Company from single source suppliers. However, the Company believes that alternative suppliers are available for its product components and intends to qualify additional suppliers as sales volume warrants. The Company plans to utilize a similar approach to engage third parties to manufacture components of its other products under development, including HERMES and ZEUS. Although the Company intends to maintain sufficient levels of inventory to avoid any material disruption resulting from increased demand or a disruption in supply, there can be no assurance that the Company will be able to manufacture and supply products to meet potential demand.

     The Company has implemented quality control systems as part of its manufacturing process, as required by the FDA's QSR. The Company has also been inspected by the California Department of Health Services

("CDHS") on behalf of the State and on behalf of the FDA, and is registered with the State of California to manufacture its medical devices. The Company believes that it is in substantial compliance with the FDA QSR requirements for medical devices. There can be no assurance, however, that the Company will remain in compliance with QSR requirements. Failure to do so could have a material adverse effect on the Company's business, financial condition and results of operations. Furthermore, in connection with the Company's anticipated PMA application for ZEUS, the FDA will conduct, and the Company must pass, a pre-approval QSR inspection, before approval of ZEUS can be granted.

     The Company is also in the process of implementing policies and procedures which are intended to allow the Company to achieve ISO 9001/EN 46001 certification of its quality control systems. The European Union has promulgated rules which require that medical products receive the right to affix the CE Mark, an international symbol of adherence to quality assurance standards, by mid-1998. Failure to receive the right to affix the CE Mark would prohibit the Company from selling its products in member countries of the European Union, and there can be no assurance that the Company will be successful in meeting the European quality standards or other certification requirements. See "Risk Factors -- Government Regulation and Lack of Regulatory Approval" and
"-- Dependence on Independent Contract Manufacturers; Limited Manufacturing Experience."

PATENTS AND PROPRIETARY RIGHTS

     The success of the Company will depend, in part, on its ability to obtain and maintain patent protection for its products, to preserve its trade secrets and to operate without infringing the proprietary rights of others. The Company's policy is to seek to protect its proprietary positions by, among other methods, filing United States and foreign patent applications related to its technology, inventions and improvements that are important to the development of its business. As of June 1, 1997, the Company has five issued United States patents which cover certain technologies embodied in its products relating to computer processing, endoscopic positioning techniques by means of robotics and user interface elements. The patented inventions have use in certain applications, including computer assisted surgery and robotic tissue manipulation. The Company also has 17 United States and five foreign patent applications pending, two of which have received a Notice of Allowance, by which it is seeking to obtain protection for its concepts relating to robotic assisted surgery and operating room control systems. There can be no assurance that the Company's issued patents or any patents that may be issued in the future will provide significant proprietary protection or provide a competitive advantage for the Company. In addition, there can be no assurance that any pending patents will be issued, or that any patents or patent applications will not be challenged, invalidated or circumvented in the future. Further, there can be no assurance that competitors, many of which have substantially more resources than the Company and have made substantial investments in competing technologies, will not seek to apply for and obtain patents that will prevent, limit or interfere with the Company's ability to make, use or sell its products either in the United States or internationally.

     Patent applications in the United States are maintained in secrecy until patents issue, and patent applications in foreign countries are maintained in secrecy for a period after filing. Publication of discoveries in the scientific or patent literature tends to lag behind actual discoveries and the filing of related patent applications. Patents issued and patent applications filed relating to medical devices and robotics are numerous and there can be no assurance that current and potential competitors and other third parties have not filed or in the future will not file applications for, or have not received or in the future will not receive, patents or obtain additional proprietary rights relating to products or processes used or proposed to be used by the Company. The Company is aware of patents issued to third parties, particularly in the field of robotics, that contain subject matters related to the Company's technology. Based, in part, on advice of its patent counsel, the Company believes that the technologies employed by the Company in its devices and systems do not infringe the claims of such patents. There can be no assurance, however, that third parties will not seek to assert that the Company's devices and systems infringe their patents or seek to expand their patent claims to cover aspects of the Company's technology. In addition, the laws of some foreign countries do not protect the Company's proprietary rights to the same extent as the laws of the United States. The failure of the Company to protect its intellectual property rights could have a material adverse effect on its business, financial condition and results of operations.

     There has been substantial litigation regarding patent and other intellectual property rights in the medical device industry and companies in the medical device industry have employed intellectual property litigation to gain a competitive advantage. There can be no assurance that the Company will not become subject to patent infringement claims or litigation in a court of law, or interference proceedings declared by the USPTO to determine the priority of inventions or an opposition to a patent grant in a foreign jurisdiction. The defense and prosecution of intellectual property suits, USPTO interference or opposition proceedings and related legal and administrative proceedings are costly, time-consuming, divert the attention of management and technical personnel and could result in substantial uncertainty regarding the Company's future viability. Litigation or regulatory proceedings, which could result in substantial cost and uncertainty to the Company, may also be necessary to enforce patent or other intellectual property rights of the Company or to determine the scope and validity of other parties' proprietary rights. If any relevant claims of third-party patents are upheld as valid and enforceable in any litigation or administrative proceeding, the Company could be prevented from practicing the subject matter claimed in such patents, or would be required to obtain licenses from the patent owners of each such patent, or to redesign its products or processes to avoid infringement. There can be no assurance that such licenses would be available or, if available, would be available on terms acceptable to the Company or that the Company would be successful in any attempt to redesign its products or processes to avoid infringement. Accordingly, an adverse determination in a judicial or administrative proceeding or failure to obtain necessary licenses could prevent the Company from manufacturing and selling its products, which would have a material adverse effect on the Company's business, financial condition and results of operations. The Company intends to vigorously protect and defend its intellectual property. Costly and time-consuming litigation brought by the Company may be necessary to enforce patents issued to the Company, to protect trade secrets or know-how owned by the Company, or to determine the enforceability, scope, and validity of the proprietary rights of others.

     The Company also relies upon trade secrets, technical know-how and continuing technological innovation to develop and maintain its competitive position. The Company typically requires its employees, consultants and advisors to execute confidentiality and assignment of inventions agreements in connection with their employment, consulting or advisory relationships with the Company. There can be no assurance, however, that these agreements will not be breached or that the Company will have adequate remedies for any breach. Furthermore, no assurance can be given that competitors will not independently develop substantially equivalent proprietary information and technologies or otherwise gain access to the Company's proprietary technology, or that the Company can meaningfully protect its rights in unpatented proprietary technology.

COMPETITION

     The Company's products are designed to address the markets for minimally invasive surgery and minimally invasive microsurgery, which are currently in early stages of development. These markets are and the Company believes will continue to be intensely competitive. Competitors have been pursuing or will be pursuing opportunities in these markets, most of which have significantly greater financial, manufacturing, marketing, distribution and technical resources and experience than the Company. In addition, some of these companies may be able to market their products sooner than the Company if they are able to achieve regulatory approval before the Company.

     Many medical conditions that can be treated using the Company's systems, particularly ZEUS, can also be treated by pharmaceuticals or other medical devices and procedures. For example, many coronary artery diseases can be treated with PTCA, intravascular stents, atherectomy catheters and lasers. Many of these alternative treatments are widely accepted in the medical community and have a long history of use. In addition, technological advances with other procedures could make such therapies more effective or inexpensive than using the Company's products and could render the Company's technology obsolete or unmarketable. There can be no assurance that physicians will use the Company's products to replace or supplement established treatments or that the Company's products will be competitive with current or future technologies. In addition, the Company may also experience competitive pricing pressures which may adversely affect unit prices and sales levels. Such competition could have a material adverse effect on the Company's business, financial condition and results of operations.

GOVERNMENT REGULATION

  United States

     The Company's products, including AESOP, HERMES and ZEUS, are regulated as medical devices. Accordingly, clinical trials, product development, manufacturing processes, labeling, promotional activities and product distribution are subject to extensive review and rigorous regulation by government agencies in most countries in which the Company will seek to commercialize its products. In the United States, the Company's products are subject to applicable provisions of the FDC Act and implementing regulations and require clearance or approval by the FDA prior to commercialization. In addition, significant changes or modifications to medical devices also are subject to regulatory review and clearance or approval. Under the FDC Act, the FDA regulates, among other things, the research, clinical testing, manufacturing, labeling, storage, record keeping, advertising, distribution, sale and promotion of medical devices in the United States. In addition, the FDA has promulgated regulations effective in June 1997 to extend its oversight of medical devices to design and development activities. The testing for, preparation of and subsequent review of applications by the FDA and foreign regulatory authorities is expensive, lengthy and uncertain. Noncompliance with applicable requirements can result in, among other things, Warning Letters, proceedings to detain imported products, fines, injunctions, civil and criminal penalties against the Company, its officers and its employees, recall or seizure of products, total or partial suspension of production, refusal of the government to grant premarket clearance or premarket approval for devices, withdrawal of marketing approvals and a recommendation by the FDA that the Company not be permitted to enter into government contracts. Changes in existing requirements or adoption of new requirements could have a material adverse effect on the Company's business, financial condition and results of operations.

     In the United States, medical devices are classified into one of three classes (Class I, II or III) on the basis of the controls deemed necessary by the FDA to reasonably assure their safety and efficacy. Under FDA regulations, Class I devices are subject to general controls (for example, labeling, premarket notification and adherence to QSR) and Class II devices are subject to general and special controls (for example, performance standards, postmarket surveillance, patient registries, and FDA guidelines). Generally, Class III devices are those that must receive premarket approval ("PMA") by the FDA to ensure their safety and efficacy (for example, life-sustaining, life-supporting and implantable devices, or new devices that have not been found substantially equivalent to legally marketed Class I or Class II devices).

     The FDA also has the authority to require clinical testing of certain medical devices as part of the clearance or approval process. If clinical testing of a device is required and if the device presents a "significant risk," an Investigation Device Exemption ("IDE") application must be approved by the FDA prior to commencing clinical trials. If a device does not present a significant risk to patients, a clinical investigation may commence subject to obtaining Institutional Review Board approval and the patients' informed consent. The IDE application must be supported by adequate data, typically including the results of laboratory and animal testing. If the IDE application is approved by the FDA, clinical trials may begin at a specific number of investigational sites with a maximum number of patients, as approved by the agency. Sponsors of clinical trials are permitted to sell those devices distributed in the course of the study provided such costs do not exceed recovery of the costs of manufacture, research, development and handling. All clinical trials must be conducted under the auspices of investigational sites institutional review boards pursuant to FDA regulations and informed consent. To date, the Company has conducted only limited experimental animal testing, has not conducted any clinical trials and has not submitted an IDE to the FDA.

     Generally, before a new device can be introduced into the market in the United States, the manufacturer or distributor must obtain FDA approval of a PMA application or clearance of a 510(k) submission. If the manufacturer or distributor cannot establish that a proposed device is substantially equivalent to a legally marketed Class I or II predicate device as discussed below, the manufacturer or distributor must seek premarket approval of the proposed device through submission of a PMA application. A PMA application must be supported by extensive data, including laboratory, preclinical and clinical trial data to prove the safety and efficacy of the device for each of its intended uses, as well as extensive manufacturing information. If the

FDA determines, upon initial review, that a submitted PMA application is sufficiently complete to permit substantive review, the FDA will accept the PMA application for filing. Depending on the technology and the quality of the PMA application, the FDA review of a PMA application generally takes approximately two years or more from the date of acceptance for filing, but review times vary depending upon FDA resources and workload demands and the complexity of PMA submissions. In addition, there can be no assurance that the FDA will approve the PMA. Additionally, as one of the conditions for approval, the FDA will inspect the manufacturing establishment at which the subject device will be manufactured to determine whether the quality control and manufacturing procedures conform to QSR requirements. If granted, the PMA approval may include significant limitations on the indicated uses for which a product may be marketed.

     If a medical device manufacturer or distributor can establish, among other things, that a device is "substantially equivalent" in intended use and technological characteristics to a legally marketed Class I or Class II medical device, or to a Class III medical device for which the FDA has not required a PMA (known as a predicate device), the manufacturer or distributor may seek clearance from the FDA to market the device by filing a 510(k). The 510(k) submission must establish to the satisfaction of the FDA the claim of substantial equivalence to the predicate device. In recent years, the FDA has been requiring a more rigorous demonstration of substantial equivalence, including the requirement for IDE clinical trials, before 510(k) clearance.

     Following submission of the 510(k), the manufacturer or distributor may not place the device into commercial distribution unless and until an order is issued by the FDA finding the product to be substantially equivalent. In response to a 510(k), the FDA may declare that the device is substantially equivalent to another legally marketed device and allow the proposed device to be marketed in the United States. The FDA, however, may require further information including clinical data, to make a determination regarding substantial equivalence, or may determine that the proposed device is not substantially equivalent and require a PMA submission. Such a request for additional information including clinical trials or a determination that the device is not substantially equivalent would delay market introduction of the products that are the subject of the 510(k). It generally takes four to 12 months from the date the FDA files a 510(k) to obtain clearance, although it may take significantly longer, in particular if the device is novel and clinical trials are required.

     As of June 1, 1997, the Company had received three 510(k) clearances for certain intended uses and indications of AESOP, including general thorascopy, general laparoscopy and general cardiothoracic surgery. Because HERMES will be sold by the Company to medical device manufacturers on an OEM basis, the device manufacturers will be responsible for obtaining FDA clearance for their products incorporating HERMES. There can be no assurance that the FDA will determine that HERMES can be cleared for marketing through the 510(k) notification process. If HERMES cannot be cleared for marketing through the 510(k) notification process, the Company or the device manufacturers will be required to seek FDA approval for HERMES through submission of a PMA application. The Company intends to submit an IDE application with regards to ZEUS, in the second half of 1997, in order to commence clinical trials. Following completion of clinical trials, the Company plans to file a PMA application for ZEUS.

     There can be no assurance that the Company or any device manufacturers for HERMES will be able to obtain necessary PMA approvals or 510(k) clearances to market the Company's products for the intended uses on a timely basis, if at all, and delays in receipt of or failure to receive such approvals or clearances, the loss of previously received approvals or clearances, or failure to comply with existing or future regulatory requirements would have a material adverse effect on the Company's business, financial condition and results of operations.

     The Company is also required to register as a medical device manufacturer with the FDA and state agencies such as the CDHS and to list its products with the FDA. As such, the Company will be inspected by both the FDA and CDHS for compliance with the QSR and other applicable regulations. These regulations require that the Company manufacture its products and maintain its documents in a prescribed manner. In July 1994, the Company's facility in Goleta, California was inspected by the CDHS, acting on behalf of the State and under contract with the FDA. The Company received no significant inspection observations and was subsequently granted a California medical device manufacturing license. In March 1995, the Company's facility was inspected by the FDA and no significant inspection observations were received. There can be no assurance that the Company will be able to continue to be in substantial compliance on an ongoing basis with CDHS and FDA QSR requirements or that it will not be required to incur significant costs to comply with such laws and regulations now or in the future or that such laws or regulations will not have a material adverse effect upon the Company's business, financial condition and results of operations.

     The Company is required to provide information to the FDA on death or serious injuries that its medical devices have allegedly caused or contributed to, product malfunctions that would likely cause or contribute to death or serious injury. In addition, the FDA prohibits the marketing of approved devices for uses other than those specifically cleared for marketing by the FDA. Failure to comply with the regulatory requirements could have a material adverse effect on the Company's business, financial condition and results of operations. Regulations regarding the manufacture and sale of the Company's products are subject to change. The Company cannot predict what impact, if any, such changes might have on its business, financial condition and results of operations.

  International

     Sales of medical devices outside the United States are subject to foreign regulatory requirements that vary widely from country to country. The time required to obtain clearance required by foreign countries may be longer or shorter than that required for FDA clearance, and requirements for licensing a product in a foreign country may differ significantly from FDA requirements. Some countries have historically permitted human studies earlier in the product development cycle than regulations in the United States permit. Other countries, such as Japan, have requirements similar to those of the United States. This disparity in the regulation of medical devices may result in more rapid product clearance in certain countries than in others.

     The Company has received registrations and approvals to market AESOP in Japan, Australia, New Zealand and certain European countries.

     The primary regulatory environment in Europe is that of the European Union, which consists of 15 member countries encompassing most of the major countries in Europe. The European Union has adopted numerous directives and standards regulating the design, manufacturing, clinical trials, labeling and adverse event reporting for medical devices. Devices that comply with the requirements of a relevant directive will be entitled to bear a CE Mark, indicating that the device conforms with the essential requirements of the applicable directive, and accordingly, can be commercially distributed throughout the European Union. Medical products must receive by mid-1998 the right to affix the CE Mark. ISO 9000/EN 46001 certification is one of the CE Mark certification requirements. Failure to receive the right to affix the CE Mark will prohibit the Company from selling its products in member countries of the European Union and there can be no assurance that the Company will be successful in meeting the European quality standards or other certification requirements.

     Unapproved products subject to the PMA requirements must receive prior FDA export approval unless they are approved for use by any member country of the European Union and certain other countries, including Australia, Canada, Israel, Japan, New Zealand, Switzerland and South Africa, in which case they can be exported to any country without prior FDA approval. Exports of products subject to the 510(k) notification requirements, but not yet cleared to market, are permitted without FDA export approval provided certain requirements are met. However, the Company must, among other things, notify the FDA and meet the importing countries' requirements. To obtain FDA export approval, when it is required, certain requirements must be met and information must be provided to the FDA, including documentation demonstrating that the product is approved for import into the country to which it is to be exported and, in some instances, safety data from animal or human studies. There can be no assurance that the Company will receive FDA export approval when such approval is necessary, or that countries to which the devices are to be exported will approve the devices for import. Failure of the Company to receive import approval from foreign countries, or to obtain Certificates for Products for Export when required, meet FDA's export requirements, or obtain FDA export approval when required to do so, could have a material adverse effect on the Company's business, financial condition and results of operations.

THIRD-PARTY REIMBURSEMENT

     In the United States, the Company's new products, if and when approved for commercial sale, would be purchased primarily by medical institutions which then bill various third-party payors, such as Medicare, Medicaid and other government programs and private insurance plans for the health care services provided to their patients. Government agencies, certain private insurers and certain other payors generally reimburse hospitals for medical treatment at a fixed rate based on the DRG established by the HCFA which covers this treatment. The Company believes that the procedures using the Company's AESOP are eligible and future products will be eligible for reimbursement under existing DRG reimbursement codes. However, Medicare and other third-party payors are increasingly scrutinizing whether to cover new products and the level of reimbursement for covered products and procedures. Third-party payors have challenged, and in certain circumstances have ceased, reimbursement for procedures under existing codes where the aggregate level of reimbursement has been significantly increased and required, following further study regarding safety and efficacy, establishment of new reimbursement codes. Even if a procedure is covered by a DRG, payors may deny reimbursement if they determine that the device used in a treatment was unnecessary, inappropriate or not cost-effective, experimental or used for a non-approved indication. Medicare reimburses hospitals on a prospectively determined fixed amount for the costs associated with an in-patient hospitalization based on the patient's discharge diagnosis, and reimburses physicians on a prospectively determined fixed amount based on the procedure performed, regardless of the actual costs incurred by the hospital or physician in furnishing the care and unrelated to the specific devices used in that procedure.

     Capital costs for medical equipment purchased by hospitals are currently reimbursed under Medicare separately from medical procedure payments. Recent Federal Medicare legislation has called for these capital costs to be reimbursed on a prospective payment system. During a transition period due to end in 2000, each hospital's capital expenditures will be based in part on its own historical capital costs and in part on the prospective payment system. There can be no assurance that the movement to a prospective payment system will not cause hospitals to reduce their expenditure payments for equipment such as the products developed or being developed by the Company.

     Medicare coverage may be available, under certain circumstances for devices, such as the Company's HERMES and ZEUS products, which have not been approved or cleared for marketing by the FDA. However, Medicare coverage may be denied if certain coverage requirements are not met, including if the treatment is not medically needed for the specific patient. There can be no assurance that the Company's future products will be covered when they are used in clinical trials and, if covered, whether the payment amounts for their use will be considered to be adequate by hospitals and physicians. If the devices are not covered or the payments are considered inadequate, the Company may need to bear additional costs to sponsor such trials and such costs could have a material adverse effect on the Company's business, financial condition and results of operations.

     Reimbursement systems in international markets vary significantly by country and by region within some countries, and reimbursement approvals must be obtained on a country-by-country basis. Many international markets have government managed health care systems that control reimbursement for new products and procedures. In most markets, there are private insurance systems as well as government managed systems. Market acceptance of the Company's products will depend on the availability and level of reimbursement in international markets targeted by the Company. There can be no assurance that the Company will obtain reimbursement in any country within a particular time, for a particular time, for a particular amount, or at all.

     The Company believes that reimbursement in the future will be subject to increased restrictions such as those described above, both in the United States and in foreign markets, as the overall escalating costs of medical products and services has led to and will continue to lead to increased pressures on the health care industry, both foreign and domestic, to reduce the cost of products and services, including products offered by the Company. There can be no assurance that third-party reimbursement and coverage for the Company's products will be available or adequate, that current reimbursement amounts will not be decreased in the future, or that future legislation, regulation or reimbursement policies of third-party payors will not otherwise affect the demand for the Company's products or its ability to sell its products on a profitable basis, particularly if the Company's products are more expensive than competing surgical procedures. If third-party payor coverage or reimbursement is unavailable or inadequate, the Company's business, financial condition and results of operations could be materially adversely affected.

PRODUCT LIABILITY AND INSURANCE

     The development, manufacture and sale of medical products, such as the Company's robotic and computerized surgical systems, entail significant risk of product liability claims and product failure claims. The Company has conducted only limited clinical trials and does not yet have, and will not have for a number of years, sufficient clinical data to allow the Company to measure the risk of such claims with respect to its products. The Company faces an inherent business risk of financial exposure to product liability claims in the event that the use of it products results in personal injury or death. The Company also faces the possibility that defects in the design or manufacture of the Company's products might necessitate a product recall. There can be no assurance that the Company will not experience losses due to product liability claims or recalls in the future. The Company currently maintains product liability insurance with coverage limits of $5 million per occurrence and $5 million annually in the aggregate and there can be no assurance that the coverage limits of the Company's insurance policies will be adequate. In addition, the Company may require increased product liability coverage if any potential products are successfully commercialized. Such insurance is expensive, difficult to obtain and may not be available in the future on acceptable terms, or at all. Any claims against the Company, regardless of their merit or eventual outcome, could have a material adverse effect upon the Company's business, financial condition and results of operations.

EMPLOYEES

     As of June 1, 1997, the Company had 77 employees, of which 11 were primarily involved in manufacturing operations, 27 in research and development and clinical affairs, 13 in administration and 26 in sales, marketing and customer service. None of the Company's employees are covered by a collective bargaining agreement and management believes that its relationship with its employees is good.

FACILITIES

     The Company occupies approximately 17,500 square feet in a complex in Goleta, California. The facility is subject to a lease which expires in November 2001, with a five-year renewal option. The Company believes that currently leased facilities will be sufficient for the immediate future and that adequate additional space is available within the same geographical area, should expansion prove necessary or advisable in the future. The Company's business, financial condition and results of operations could be materially adversely effected if additional space were required and could not be obtained in near proximity to the Company's current facilities at an acceptable cost.

LEGAL PROCEEDINGS

     The Company is not currently a party to any material legal proceedings.

                                   MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS

     The executive officers and directors of the Company and their ages as of June 1, 1997 are as follows:

            NAME               AGE                                POSITION
-----------------------------  ---     ---------------------------------------------------------------
Gene Wang....................  40      Chief Executive Officer, President and Director
Yulun Wang...................  37      Executive Vice President, Chief Technical Officer and Director
Stephen L. Wilson............  44      Executive Vice President, Chief Financial Officer and Secretary
John M. Greathouse...........  35      Vice President of Business Development
Kermit R. (Kerry) Pope, Jr...  50      Vice President of Sales and Marketing
David A. Stuart..............  40      Vice President of Operations
Robert W. Duggan(1)(2).......  53      Chairman of the Board of Directors
Daniel R. Doiron.............  46      Director
W. Peter Geis................  55      Director
Stephen F. Wiggins(1)(2).....  40      Director
William D. Williams(2).......  50      Director

---------------
(1) Member of the Audit Committee.

(2) Member of the Compensation Committee.

     Gene Wang has been Chief Executive Officer, President and a Director of the Company since January 1996. Mr. Wang served as Executive Vice President at Symantec Corporation from 1992 to 1995 and served as Vice President and General Manager of the Languages Business Unit of Borland International from 1988 to 1992. Mr. Wang earned a B.S. in computer science from the University of California at Berkeley.

     Yulun Wang, Ph.D., has been Executive Vice President and Chief Technical Officer of the Company since January 1996 and a Director since 1990 and has served in numerous other capacities since he founded the Company in 1989. Prior to founding the Company, Dr. Wang had been the principal investigator on research and development contracts and grants from the National Science Foundation, the National Aeronautics and Space Administration ("NASA")/Jet Propulsion Laboratories, NASA/Langley, National Institutes of Health and the United States Navy. Dr. Wang earned B.S., M.S. and Ph.D. degrees in electrical engineering from the University of California at Santa Barbara.

     Stephen L. Wilson joined the Company as Executive Vice President, Chief Financial Officer and Secretary in May 1997. Prior to joining the Company, Mr. Wilson had served as the Vice President of Finance and Chief Financial Officer at St. Jude Medical Inc., a medical device manufacturer, since 1990. Mr. Wilson earned a B.S. in accounting from the University of Connecticut School of Business Administration.

     John M. Greathouse joined the Company as Director of Finance in 1993 and has served as the Company's Vice President of Business Development since February 1997. Prior to joining the Company, Mr. Greathouse served as Manager of Corporate Development with Mitchell Humphrey & Co., a developer of financial software, from 1990 to 1993. Mr. Greathouse earned his B.S. degree in accounting from the University of Maryland and an M.B.A. from the University of Pennsylvania's Wharton School of Business.

     Kerry R. Pope, Jr. joined the Company in May 1997 as Vice President of Sales and Marketing. Prior to joining the Company, Mr. Pope served as a Vice President of Baxter Healthcare's Vascular Systems Division since May 1994. Prior to that, Mr. Pope served in several sales related capacities at Vitaphone Corporation, a manufacturer of collagen-based medical devices, since December 1986. Mr. Pope earned a B.S. in business from the University of Maryland.

     David A. Stuart has been Vice President of Operations of the Company since June 1996. From 1992 to 1996, Mr. Stuart served as Director of Materials at Quantum Corporation, a disk drive manufacturer, and served as Director of Materials and Manager of Manufacturing Finance for LTX Corporation, a manufacturer and distributor of semi-conductor automatic test equipment, from 1984 to 1991.

     Robert W. Duggan has been Chairman of the Board of Directors of the Company since 1990. Mr. Duggan is a venture capitalist and private investor. Mr. Duggan has served as a member of the board of directors of a number of public and private companies and currently serves as a member of the board of directors at several private companies. Mr. Duggan serves on the Board of Trustees for the University of California at Santa Barbara Foundation and is a member of the University of California at Santa Barbara's Engineering Steering Committee.

     Daniel R. Doiron, Ph.D., has been a Director of the Company since November 1996. Dr. Doiron is a founder and director of PDT, Inc., a pharmaceutical company specializing in photodynamic therapy for certain cancers and other diseases, where he served in various capacities, including Vice President of Technology and Chief Scientist and President of its subsidiary, PDT Systems, Inc., from 1989 to 1997. Dr. Doiron holds B.S. and M.S. degrees in Nuclear Engineering and a Ph.D. in Chemical Engineering from the University of California at Santa Barbara.

     W. Peter Geis, M.D., has been a Director of the Company since March 1996. Dr. Geis is a Director of the Minimally Invasive Surgical Training Institute ("MISTI"), an endoscopic training institution in Baltimore, Maryland. Dr. Geis was an Associate Professor of Surgery at the University of Illinois. Dr. Geis has been Clinical Professor of Surgery for the University of Chicago since 1991. Dr. Geis is a member of the American College of Surgeons and the Society of American Gastrointestinal Endoscopic Surgeons. Dr. Geis also sits on the advisory faculty of Johnson & Johnson's Ethicon Endo-Surgery Unit. Dr. Geis received his M.D. from Loyola University in Chicago in 1968, where he subsequently served as an Associate Professor from 1974 to 1983.

     Stephen F. Wiggins has been a Director of the Company since February 1996. Mr. Wiggins is Chairman and Chief Executive Officer of Oxford Health Plans, Inc. ("Oxford"), a health management organization, which he founded in 1984. Mr. Wiggins serves on the White House Commission for Consumer Protection and Quality in Health Care and the Executive Committee of the National Healthcare Leadership Council. Prior to founding Oxford, Mr. Wiggins founded Accessible Space Incorporated ("A.S.I."), a residential housing program for individuals with physical handicaps and brain injuries. Mr. Wiggins continues to serve on the board of directors of A.S.I. Mr. Wiggins earned a B.A. from Macalester College and an M.B.A. from the Harvard School of Business.

     William D. Williams has been a Director of the Company since 1995. Mr. Williams has served as the President of Pyxis Corporation ("Pyxis"), a subsidiary of Cardinal Health Inc., since 1996. Prior to 1996, Mr. Williams served as Vice President of Sales for Pyxis. Mr. Williams earned a B.S. from the University of Missouri.

ELECTION OF DIRECTORS AND OFFICERS

     All members of the Company's Board of Directors hold office until the next annual meeting of stockholders or until their successors are elected and qualified. Officers serve at the discretion of the Board of Directors and are elected annually. Gene Wang is the brother of Yulun Wang. There are no other familial relationships among the directors and officers of the Company.

     Pursuant to the terms of a Stockholders Agreement among Chase Manhattan Capital Corporation, the Company and certain executives designated therein, each party to the Stockholders Agreement is obligated to take all necessary or desirable actions within its control to cause one representative designated by the holders of a majority of shares issued upon conversion of the Series D Preferred Stock which have not been sold into the public market (the "Underlying Stock") to be elected as a member of the Company's Board of Directors until the later of (i) August 24, 2004 or (ii) such time as the Underlying Stock constitutes less than 2.5% of the aggregate voting power of all classes of the Company's voting securities. No designee of the holders of the Underlying Stock currently sits on the Board. In addition, until such time that the holders of the Underlying Stock no longer have the right to designate a member of the Company's Board of Directors, the Company cannot increase the size of the Board of Directors above seven members without such holders' consent.

BOARD COMMITTEES AND COMPENSATION

     The Board of Directors has an Audit Committee and a Compensation Committee. The Audit Committee consists of Messrs. Duggan and Wiggins. The Audit Committee makes recommendations to the Board of Directors regarding the selection of independent auditors, reviews the results and scope of the audit and other services provided by the Company's independent auditors and reviews and evaluates the Company's internal control functions.

     The Company's Board of Directors formed a Compensation Committee, which currently consists of Messrs. Duggan, Wiggins and Williams, in April 1997. The Compensation Committee administers the Company's Tandem Stock Option Plan, 1997 Stock Incentive Plan and Employee Stock Purchase Plan and makes recommendations to the Board of Directors concerning compensation for executive officers of the Company. Prior to the formation of the Compensation Committee, such functions were performed by the Board of Directors as a whole.

     The Company does not currently compensate its directors for service in such capacity. The Company intends to consider compensating non-employee directors in the future.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

     During the fiscal year ended December 31, 1996, the Company had no Compensation Committee or other committee of the Board of Directors performing similar functions. Decisions regarding compensation of executive officers were made by the Board of Directors as a whole. The Company anticipates that executive compensation for future periods will be determined by the Compensation Committee.

EXECUTIVE COMPENSATION

     Summary Compensation. The following table sets forth compensation earned during the fiscal year ended December 31, 1996, by the Company's Chief Executive Officer and the two other most highly compensated executive officers whose total salary and bonus during such year exceeded $100,000 and one additional selected officer (collectively, the "Named Executive Officers").

                                                                                           LONG-TERM
                                                                                          COMPENSATION
                                                                                             AWARDS
                                                                                          ------------
                                                        ANNUAL COMPENSATION                SECURITIES
                                               --------------------------------------      UNDERLYING
         NAME AND PRINCIPAL POSITION           SALARY($)     BONUS($)     OTHER($)(1)      OPTIONS(#)
---------------------------------------------  ---------     --------     -----------     ------------
Gene Wang, Chief Executive Officer and
  President..................................  $ 183,462     $50,000        $11,070(2)       250,259
Yulun Wang, Executive Vice President and
  Chief Technical Officer....................    110,208          --             --           47,976
John M. Greathouse, Vice President of
  Business Development.......................     60,000       5,822         50,000(3)        15,560
David A. Stuart, Vice President of
  Operations(4)..............................     55,000       4,244             --           70,020

---------------

(1) Except as indicated below other annual compensation in the case of each indicated Named Executive Officer consisted exclusively of perquisites which, in each instance, did not exceed the lesser of $50,000 or 10% of such Named Executive Officer's salary plus bonus.

(2) In the case of Mr. Wang, other annual compensation consisted of reimbursement of certain expenses and a housing allowance in connection with the initiation of his employment with the Company.

(3) In the case of Mr. Greathouse, other annual compensation consisted of commissions.

(4) Mr. Stuart joined the Company as its Vice President of Operations in June of 1996 at an annual base salary of $110,000.

     In May 1997, the Company hired Stephen L. Wilson and Kerry R. Pope, Jr. as the Executive Vice President, Chief Financial Officer and Secretary and the Vice President of Sales and Marketing, respectively. Each has an annual salary of $150,000.

     Option Grants in Last Fiscal Year. The following table sets forth certain information concerning grants of options to each of the Named Executive Officers during the fiscal year ended December 31, 1996:

                                              INDIVIDUAL GRANTS
                         ------------------------------------------------------------     POTENTIAL REALIZABLE
                                         PERCENT OF TOTAL                                   VALUE AT ASSUMED
                           NUMBER OF         OPTIONS                                     ANNUAL RATES OF STOCK
                          SECURITIES        GRANTED TO                                   PRICE APPRECIATION FOR
                          UNDERLYING        EMPLOYEES         EXERCISE                       OPTION TERM(4)
                            OPTIONS           DURING           PRICE       EXPIRATION   ------------------------
         NAME            GRANTED(#)(1)      1996(%)(2)      ($/SHARE)(3)      DATE       5%($)        10%($)
-----------------------  -------------   ----------------   ------------   ----------   --------   -------------
Gene Wang..............     207,469            21.6%           $ 4.57         1/08/06   $596,276    $ 1,511,080
                             42,790             4.4              4.57        12/25/06    122,980        311,657
Yulun Wang.............       5,186             0.5              5.03        10/01/01      4,162         12,084
                             42,790             4.4              5.03        12/25/01     34,344         99,702
John M. Greathouse.....      15,560             1.6              4.57        12/25/06     44,720        113,330
David A. Stuart........      51,867             5.4              4.57         6/01/06    149,068        377,768
                              7,780             0.8              4.57         8/01/06     22,360         56,665
                             10,373             1.1              4.57        12/25/06     29,813         75,551

---------------

(1) Options were granted under the Company's Tandem Stock Option Plan and typically vest over five years from the date of grant.

(2) Based on an aggregate of 961,859 options granted by the Company in the fiscal year ended December 31, 1996 to employees, including the Named Executive Officers.

(3) The exercise price per share of each option was equal to the fair market value of the underlying Common Stock on the date of grant as determined by the Board of Directors.

(4) The potential realizable value is calculated based on the term of the option at its time of grant (ten years). It is calculated assuming that the fair market value of the Company's Common Stock on the date of grant appreciates at the indicated annual rate compounded annually for the entire term of the option and that the option is exercised and sold on the last day of its term for the appreciated stock price. The 5% and 10% assumed annual rates of stock price appreciation are mandated by the rules of the Securities and Exchange Commission and do not represent the Company's estimate or projection of the Company's future Common Stock prices. Actual gain, if any, on stock options exercises are dependent on the future performance of the Common Stock and overall stock market condition. The amounts reflected in the table may be higher or lower than the amounts actually realized.

     In May 1997, Messrs. Wilson and Pope received a total of 116,701 and 77,801 options, respectively, at an exercise price of $4.57 per share in connection with the initiation of their employment.

     Option Exercises in 1996 and Fiscal Year-End Option Values. No options were exercised by the Named Executive Officers during 1996. The following table sets forth certain information regarding the number and value of securities underlying unexercised options held by the Named Executive Officers at December 31, 1996:

                                                NUMBER OF SECURITIES
                                                     UNDERLYING                    VALUE OF UNEXERCISED
                                                UNEXERCISED OPTIONS                IN-THE-MONEY OPTIONS
                                               AT FISCAL YEAR-END(#)              FISCAL YEAR-END($)(1)
                                           ------------------------------     ------------------------------
                  NAME                     EXERCISABLE      UNEXERCISABLE     EXERCISABLE      UNEXERCISABLE
-----------------------------------------  -----------      -------------     -----------      -------------
Gene Wang................................         --           250,259         $      --        $ 2,359,942
Yulun Wang...............................      2,999            44,977            26,901            403,453
John M. Greathouse.......................     15,301            23,599           164,157            236,599
David A. Stuart..........................         --            70,020                --            660,289

---------------

(1) Calculated by determining the difference between the assumed initial public offering price of $14.00 per share and the exercise price of the options.

STOCK PLANS

     Tandem Stock Option Plan. The Company's Tandem Stock Option Plan (the "Tandem Plan") was adopted by the Board of Directors and approved by the shareholders in 1993. At June 1, 1997, of the 1,556,017 shares of Common Stock which have been reserved for issuance under the Tandem Plan, 1,408,740 were subject to outstanding options at a weighted average exercise price of $4.05 per share and 147,277 shares had been purchased upon exercise of options. There are no additional shares available for grant under the Tandem Plan. The Tandem Plan provides for the grant to employees of the Company of "incentive stock options," within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended (the "Code") and for the grant of nonstatutory options to employees, consultants and non-employee directors of the Company. The purpose of the Tandem Plan is to provide participants with incentives which will encourage them to acquire a proprietary interest in, and continue to provide services to, the Company. The Tandem Plan is administered by the Compensation Committee which has discretion and authority, consistent with the provisions of the Tandem Plan, to determine which eligible participants will receive options, the time when options will be granted, the terms of options granted and the number of shares which will be subject to options granted under the Tandem Plan.

     The exercise price under the Tandem Plan is determined by the Board of Directors, provided that, generally in the case of an incentive stock option, the exercise price shall be equal to the fair market value of the Common Stock as of the date of grant, as determined by the Board of Directors. In the case of an incentive stock option granted to an optionee who owns at least 10% of the voting power of all classes of stock of the Company or any parent or subsidiary of the Company, the exercise price may be no less than 110% of the fair market value of the Common Stock on the date the option is granted. Payment of the exercise price may be made in cash or by cashiers' check, or, in the discretion of the Company, by delivery of shares of the Company's Common Stock having a fair market value equal to the exercise price of the options being exercised. The Board has the authority to determine the time or times at which options granted under the Tandem Plan become exercisable, provided that incentive options must expire no later than ten years from the date of grant (five years with respect to optionees who own at least 10% of the voting power of all classes of stock of the Company or any parent or subsidiary of the Company). Options are not assignable and are nontransferable, other than by will and the laws of descent and distribution upon death, and generally may be exercised only by an employee while employed by the Company or within 30 days after termination of employment. The Tandem Plan will terminate in 2003, unless earlier terminated by the Board of Directors.

     1997 Stock Incentive Plan. The Company adopted the 1997 Stock Incentive Plan (the "Stock Incentive Plan") in April 1997. The purpose of the Stock Incentive Plan is to provide participants with incentives which will encourage them to acquire a proprietary interest in, and continue to provide services to, the Company. The Stock Incentive Plan provides for the granting of incentive stock options, nonstatutory options and rights to purchase restricted stock. An aggregate of 1,037,344 shares have been reserved for grant under the Stock Incentive Plan. As of June 1, 1997, there were 145,241 options outstanding under the Stock Incentive Plan. The Stock Incentive Plan provides that options to purchase shares of the Company's Common Stock and restricted stock grants of the Company's Common Stock may be granted to directors, officers, employees and consultants of the Company, except that incentive stock options may not be granted to non-employee directors or consultants. The Stock Incentive Plan is administered by the Compensation Committee, which has sole discretion and authority, consistent with the provisions of the Stock Incentive Plan, to determine which eligible participants will receive options, the time when options will be granted, the terms of options granted and the number of shares which will be subject to options granted under the Stock Incentive Plan.

     The exercise price of incentive stock options must at least be equal to the fair market value of a share of Common Stock on the date the option is granted (110% with respect to optionees who own at least 10% of the voting power of all classes of stock of the Company or any parent or subsidiary of the Company). Nonstatutory options shall have an exercise price of not less than 85% of the fair market value of a share of Common Stock on the date such option is granted. Payment of the exercise price may be made in cash, by delivery of shares of the Company's Common Stock, waiver of compensation due or accrued or, in certain circumstances, through the delivery of a promissory note. The Compensation Committee has the authority to determine the time or times at which options granted under the Plan become exercisable, provided that options must expire no later than ten years from the date of grant (five years with respect to optionees who own at least 10% of the voting power of all classes of stock of the Company or any parent or subsidiary of the Company). Options are nontransferable, other than upon death by will and the laws of descent and distribution.

     Employee Stock Purchase Plan. The Company's Employee Stock Purchase Plan (the "Purchase Plan") was adopted by the Board of Directors in April 1997. An aggregate of 129,668 shares of Common Stock have been reserved for issuance under the Purchase Plan. The Purchase Plan, which is intended to qualify as an "employee stock purchase plan" under Section 423 of the Code, will be implemented by two year offerings with purchases occurring at six-month intervals commencing on the completion of this offering. The initial offering period will conclude on June 30, 1999. The Purchase Plan will be administered by the Compensation Committee. Employees will be eligible to participate if they are employed by the Company for at least 20 hours per week and if they have been employed by the Company for at least 90 days. The Purchase Plan permits eligible employees to purchase Common Stock through payroll deductions, which may not exceed 10% of an employee's compensation. The price of stock purchased under the Purchase Plan will be 85% of the lower of the fair market value of the Common Stock at the beginning of the two year offering period or on the applicable purchase date. Employees may end their participation in the offering at any time during the offering period, and participation ends automatically on termination of employment. The Board may at any time amend or terminate the Purchase Plan, except that no such amendment or termination may adversely affect shares previously purchased under the Purchase Plan. In addition, the Board may not, without stockholder approval, materially increase the number of shares of Common Stock available for issuance, alter the purchase price formula so as to reduce the purchase price payable for shares of Common Stock or materially modify the eligibility requirements for participation or the benefits available to participants. The Purchase Plan will terminate on June 30, 2007.

EMPLOYMENT AGREEMENT

     The Company has entered into an agreement relating to the employment of Stephen L. Wilson whereby the Company has agreed to provide Mr. Wilson with severance benefits during the first year of employment equal to one year's salary plus bonus and thereafter equal to two years' salary plus bonus. The Agreement also provides that, in the event of termination following a change of control of the Company, Mr. Wilson will receive three years' salary plus bonus and all his outstanding options will fully vest.

LIMITATION OF LIABILITY AND INDEMNIFICATION MATTERS

     The Company's Bylaws provide that the Company will indemnify its directors and officers and may indemnify its other employees and agents to the fullest extent permitted by law. The Company believes that indemnification under its Bylaws covers at least negligence and gross negligence by indemnified parties, and permits the Company to advance litigation expenses in the case of stockholder derivative actions or other actions, against an undertaking by the indemnified party to repay such advances if it is ultimately determined that the indemnified party is not entitled to indemnification. Prior to the completion of this offering, the Company expects to have in place liability insurance for its officers and directors.

     In addition, the Company's Second Amended and Restated Certificate of Incorporation provides that, pursuant to Delaware law, its directors shall not be liable to the Company or its stockholders for monetary damages for breach of the directors' fiduciary duty. This provision in the Second Amended and Restated Certificate of Incorporation does not eliminate the directors' fiduciary duty, however, and in appropriate circumstances equitable remedies such as injunctive or other forms of non-monetary relief will remain available under Delaware law. In addition, each director will continue to be subject to liability for breach of the director's duty of loyalty to the Company for acts or omissions not in good faith or involving intentional misconduct, for knowing violations of law, for actions leading to improper personal benefit to the director, and for payment of dividends or approval of stock repurchases or redemptions that are unlawful under Delaware law. The provision also does not affect a director's responsibilities under any other law, such as the federal securities laws or state or federal environmental laws.

     The Company has entered into separate indemnification agreements with its directors and officers. These agreements require the Company, among other things, to indemnify the directors and officers against certain liabilities that may arise by reason of their status or service as directors or officers (other than liabilities arising from actions not taken in good faith or in a manner the indemnitee believed to be opposed to the best interests of the Company), to advance their expenses incurred as a result of any proceeding against them as to which they could be indemnified and to obtain directors' insurance if available on reasonable terms. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling the Company pursuant to the foregoing provisions, the Company has been informed that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable. The Company believes that these provisions of its Second Amended and Restated Certificate of Incorporation and Bylaws and the indemnification agreements are necessary to attract and retain qualified persons as directors and officers.

                              CERTAIN TRANSACTIONS

     In June 1997, pursuant to an agreement entered into in April 1997, Stephen
L. Wilson, an executive officer of the Company, purchased 32,417 shares of Common Stock at $4.57 per share and was issued warrants to purchase an additional 32,417 shares of Common Stock at $4.57 per share.

     In March 1997, the Company and Medtronic entered into an agreement providing for the distribution and co-promotion of the Company's robotic systems that position and maneuver both visualization equipment and instruments for minimally invasive cardiothoracic surgery, including ZEUS (the "Systems"). Pursuant to a Sales Agreement dated May 28, 1997 (the "Sales Agreement"), Medtronic will act as the Company's exclusive distributor for the Systems for use in cardiothoracic surgical procedures in Europe, the Middle East and Africa and will co-promote the Systems for use in cardiothoracic surgical procedures in North America. In exchange for co-promoting the Systems in North America, Medtronic will receive a commission based on the Company's net revenues from the sale of the Systems. The Company retains direct distribution rights in North America, as well as the worldwide right to distribute its systems for use in other procedures. In connection with the strategic alliance, Medtronic invested $4.0 million in the Company in the form of a convertible loan, evidenced by a convertible debenture (the "Medtronic Debenture"), which bore interest at a rate equal to prime, as announced by Norwest Bank of Minnesota N.A., plus 1%. Such loan was converted into 367,857 shares of Common Stock of the Company upon the execution of the Sales Agreement. In the event the actual initial offering price is less than $11.20 per share Medtronic shall be entitled to receive additional shares of Common Stock, without additional consideration, so that the aggregate number of shares of Common Stock held by Medtronic with respect to the conversion of the Medtronic Debenture equals the number of shares of Common Stock Medtronic would have received had it converted the Medtronic Debenture at a conversion price equal to the actual initial public offering price per share (the "Offering Price"). In addition, Medtronic has the right, at its election, to invest up to an additional $10.0 million for shares of the Company's Common Stock at the Offering Price, which right will terminate at the completion of this offering.

     In February 1997, Daniel R. Doiron, a director of the Company, loaned the Company the sum of $150,000 at an interest rate equal to the prime rate plus 1%. Such loan was evidenced by a promissory note and was repaid in April 1997 pursuant to its terms.

     Between September 1996 and March 1997, the Company sold 116,702 common equivalent shares of Series E Preferred Stock at an effective purchase price of $7.71 per share and warrants to purchase 116,702 shares of Common Stock at an effective purchase price of $.015 per warrant to certain directors of the Company. The effective exercise price of each warrant is $7.71 per share. Such issuances were made pursuant to Purchaser Representation and Subscription Agreements as follows:

                                                     SHARES OF
                                                 SERIES E PREFERRED
                                                  STOCK PURCHASED
          PURCHASER AND RELATIONSHIP             (COMMON EQUIVALENT   WARRANTS TO PURCHASE     AGGREGATE
                TO THE COMPANY                         BASIS)             COMMON STOCK       CONSIDERATION
-----------------------------------------------  ------------------   --------------------   -------------
Robert W. Duggan, Director.....................        25,934                25,934            $ 200,000
Stephen F. Wiggins, Director...................        58,351                58,351              450,000
William D. Williams, Director..................         6,483                 6,483               50,000
Daniel R. Doiron, Director.....................        25,934                25,934              200,000

     On various dates between November 6, 1995 and May 20, 1996, the Company entered into Bridge Financing Agreements with certain officers and directors of the Company, pursuant to which agreements the Company issued promissory notes ("Bridge Notes") in the total original principal amount indicated below, together with warrants to purchase shares of its common stock as indicated below:

               PURCHASER AND RELATIONSHIP                   ORIGINAL PRINCIPAL     WARRANTS TO PURCHASE
                     TO THE COMPANY                       BALANCE OF BRIDGE NOTE       COMMON STOCK
--------------------------------------------------------  ----------------------   --------------------
Robert W. Duggan, Director..............................         $750,000                 245,687
Gene Wang, Chief Executive Officer, President and                 100,000                  32,758
  Director..............................................
Yulun Wang, Executive Vice President, Chief Technical              12,000                   3,931
  Officer and Director..................................
Stephen F. Wiggins, Director............................          350,000                 114,654
Daniel R. Doiron, Director..............................          100,000                  32,758

     The Bridge Notes bear interest at a rate equal to the lesser of the prime rate quoted by Chase Manhattan Bank plus one percent or the highest rate permitted by law, and have a term of thirty months. The Bridge Notes held by Mr. Duggan, Messrs. Wang and Mr. Wiggins were subsequently amended to waive current payment of interest thereon and to make the entire balance of principal and accrued interest due and payable within 30 days following a public offering of the Company's Common Stock. The warrants issued in connection with the Bridge Notes were sold for $.0002 per warrant, may be exercised at any time, have an exercise price of $4.57 per share and expire seven years after the applicable issuance date.

     On August 24, 1994, the Company entered into a Series D Convertible Preferred Stock and Warrant Purchase Agreement with Chase Manhattan Capital Corporation, a principal stockholder of the Company, pursuant to which the Company issued 545,971 shares of its Series D Preferred Stock for aggregate consideration totaling $5.0 million. On April 13, 1995, Chase Manhattan Capital Corporation transferred 59,688 of such shares to Archery Partners, an affiliated entity.

     Holders of Series D Preferred Stock and Series E Preferred Stock, the warrants issued in connection with the Bridge Notes and Medtronic are entitled to certain registration rights. See "Description of Capital
Stock -- Registration Rights."

                             PRINCIPAL STOCKHOLDERS

     The following table sets forth the beneficial ownership of the Common Stock as of June 1, 1997, adjusted to reflect the sale of Common Stock offered hereby for (i) each person or entity known to the Company to own beneficially more than 5% of the outstanding shares of Common Stock, (ii) each of the Company's directors, (iii) each of the Named Executive Officers and (iv) all directors and executive officers of the Company as a group.

                                                                                          PERCENT OF TOTAL
                                                                     SHARES           ------------------------
                                                                  BENEFICIALLY         BEFORE          AFTER
                             NAME                                   OWNED(1)          OFFERING        OFFERING
---------------------------------------------------------------   ------------        --------        --------
Robert W. Duggan(2)............................................     1,164,755           23.8%           15.8%
Yulun Wang(3)..................................................       999,178           21.6            14.0
Chase Manhattan Capital Corporation............................       563,376           12.2             7.9
  c/o Chase Capital Partners
  380 Madison, 12th Floor
  New York, NY 10017
Medtronic, Inc.(4).............................................       367,857            8.0             5.2
  Corporate Center
  7000 Central Avenue N.E.
  Minneapolis, MN 55432
Stephen F. Wiggins(5)..........................................       239,135            5.0             3.3
Gene Wang(6)...................................................       235,922            4.9             3.2
Stephen L. Wilson(7)...........................................       103,734            2.2             1.4
Daniel R. Doiron(8)............................................        84,626            1.8             1.2
John M. Greathouse(9)..........................................        27,749           *               *
William D. Williams(10)........................................        38,900           *               *
David A. Stuart(11)............................................        21,914           *               *
W. Peter Geis(12)..............................................        12,189           *               *
Kerry R. Pope..................................................            --           *               *
All executive officers and directors
  as a group (11 persons)(13)..................................     2,811,401           52.2            35.7

---------------

  *  Less than 1%

 (1) Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities. Shares of Common Stock subject to options currently exercisable, or exercisable within 60 days of June 1, 1997, are deemed outstanding for computing the percentage of the person holding such options but are not deemed outstanding for computing the percentage of any other person. Except as indicated by footnote and subject to community property laws where applicable, the persons named in the table have sole voting and investment power with respect to all shares of Common Stock shown as beneficially owned by them.

 (2) Includes an aggregate of 275,498 shares subject to options and warrants exercisable within 60 days of June 1, 1997.

 (3) Includes 16,004 shares subject to options and warrants exercisable within 60 days of June 1, 1997 and 8,754 shares owned by minor children of Yulun Wang. Dr. Wang disclaims beneficial ownership of shares owned by such children. Also includes 311,204 shares subject to an option granted by Dr. Wang to Gene Wang. An aggregate of 116,701 shares subject to such option are exercisable within 60 days of June 1, 1997.

 (4) The number of shares held by Medtronic are subject to adjustment upon completion of this offering. See "Certain Transactions."

 (5) Includes an aggregate of 180,785 shares subject to options and warrants exercisable within 60 days of June 1, 1997.

 (6) Includes an aggregate of 192,791 shares subject to options exercisable within 60 days of June 1, 1997, including 116,701 shares owned by Yulun Wang subject to an option exercisable within 60 days of June 1, 1997 and 32,758 shares subject to a warrant exercisable within 60 days of June 1, 1997. Excludes 194,503 shares owned by Yulun Wang subject to an option exercisable after 60 days after June 1, 1997.

 (7) Includes an aggregate of 71,317 shares subject to options and warrants exercisable within 60 days of June 1, 1997.

 (8) Includes an aggregate of 58,691 shares subject to warrants exercisable within 60 days of June 1, 1997.

 (9) Includes an aggregate of 20,487 shares subject to options exercisable within 60 days of June 1, 1997.

(10) Consists of 32,420 shares subject to an option exercisable within 60 days of June 1, 1997.

(11) Includes an aggregate of 21,006 shares subject to options exercisable within 60 days of June 1, 1997.

(12) Consists of an aggregate of 12,189 shares subject to options exercisable within 60 days of June 1, 1997.

(13) Includes an aggregate of 764,487 shares subject to options and warrants exercisable within 60 days of June 1, 1997.

                          DESCRIPTION OF CAPITAL STOCK

     Upon completion of this offering, the authorized capital stock of the Company will consist of 25,000,000 shares of Common Stock, $.001 par value per share, and 5,000,000 shares of Preferred Stock, $.001 par value per share.

COMMON STOCK

     As of June 1, 1997, there were 1,835,966 shares of Common Stock outstanding held by 52 stockholders of record. There will be 7,118,468 shares of Common Stock outstanding after giving effect to the sale of 2,500,000 shares of Common Stock offered by the Company hereby and after giving effect to the conversion of all shares of Preferred Stock and the Medtronic Debenture into an aggregate of 2,782,502 shares of Common Stock.

     The holders of Common Stock are entitled to one vote per share on all matters to be voted upon by the stockholders, including the election of directors, and do not have cumulative voting rights. Subject to preferences that may be applicable to the holders of outstanding shares of Preferred Stock, if any, the holders of Common Stock are entitled to receive ratably such dividends, if any, as may be declared from time to time by the Board of Directors out of funds legally available therefor. See "Dividend Policy." In the event of liquidation, dissolution or winding up of the Company, the holders of shares of Common Stock shall be entitled to receive pro rata all of the assets of the Company available for distribution to its stockholders. The Common Stock has no preemptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions applicable to the Common Stock. All outstanding shares of Common Stock are fully paid and nonassessable, and shares of Common Stock to be issued pursuant to this offering shall be fully paid and nonassessable.

PREFERRED STOCK

     The Board of Directors has authority to issue up to 5,000,000 shares of Preferred Stock, $.001 par value, and to fix the rights, preferences, privileges and restrictions, including voting rights, of those shares without any future vote or action by the stockholders. The rights of the holders of the Common Stock will be subject to, and may be adversely affected by, the rights of the holders of any Preferred Stock that may be issued in the future. The issuance of Preferred Stock could have the effect of making it more difficult for a third party to acquire a majority of the outstanding voting stock of the Company, thereby delaying, deferring or preventing a change in control of the Company. Furthermore, such Preferred Stock may have other rights, including economic rights senior to the Common Stock, and, as a result, the issuance thereof could have a material adverse effect on the market value of the Common Stock. The Company has no present plans to issue shares of Preferred Stock.

REGISTRATION RIGHTS

     Pursuant to the terms of a Registration Agreement dated as of August 24, 1994, as amended to date (the "Registration Agreement"), subject to the terms and conditions therein, and upon expiration of lock-up agreements with the Underwriters, persons who are the holders of an aggregate of (i) 1,021,531 outstanding shares of Common Stock issuable upon conversion of all outstanding shares of Series D and Series E Preferred Stock, (ii) 1,609,250 shares issuable upon exercise of the warrants to purchase Common Stock issued in connection with the Company's Bridge Note financing and the issuance of Series E Preferred Stock and (iii) 367,857 shares of Common Stock issued upon conversion of the Medtronic Debenture, which number of shares is subject to adjustment upon completion of this offering (collectively, the "Registrable Securities") are entitled to certain rights, including demand registration rights and piggyback rights, with respect to the registration of such shares under the Securities Act. Subject to certain limitations in the Registration Agreement, at any time after completion of this offering, the holders of 20% or more of the Registrable Securities may request registration under the Securities Act of all or part of their Registrable Securities on Form S-1 and the holders of any Registrable Securities may request registration under the Securities Act of all or part of their Registrable Securities on Form S-2 or S-3 or any similar short form. In addition, the holders of a majority of the Common Stock issuable upon conversion of the Medtronic Debenture are entitled to request one registration on Form S-1, provided that the amount of Registrable Securities sold by Medtronic shall not be less than $2.0 million. See "Certain Transactions."

ANTI-TAKEOVER EFFECT OF DELAWARE LAW

     The Company is subject to the provisions of Section 203 of the Delaware General Corporation Law (an anti-takeover law). In general, the statute prohibits a publicly held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person became an interested stockholder, unless either (i) prior to the date at which the person becomes an interested stockholder, the Board of Directors approves such transaction or business combination, (ii) the stockholder acquires more than 85% of the outstanding voting stock of the corporation (excluding shares held by directors who are officers or held in certain employee stock plans) upon consummation of such transaction, or (iii) the business combination is approved by the Board of Directors and by two-thirds of the outstanding voting stock of the corporation (excluding shares held by the interested stockholder) at a meeting of stockholders (and not by written consent). A "business combination" includes a merger, asset sale or other transaction resulting in a financial benefit to such interested stockholder. For purposes of Section 203, "interested stockholder" is a person who, together with affiliates and associates, owns (or within three years prior, did own) 15% or more of the corporation's voting stock.

STOCK TRANSFER AGENT AND REGISTRAR

     The stock transfer agent and registrar for the Company's Common Stock is U.S. Stock Transfer Corporation.

LISTING

     The Company has applied to have its Common Stock approved for quotation on the Nasdaq National Market under the symbol "RBOT."

                        SHARES ELIGIBLE FOR FUTURE SALE

     Prior to this offering, there has been no market for the Common Stock of the Company. Future sales of substantial amounts of Common Stock in the public market could adversely and materially affect market prices prevailing from time to time. Furthermore, because only a limited number of shares will be available for sale shortly after this offering because of certain contractual and legal restrictions on resale (as described below), sales of substantial amounts of Common Stock of the Company in the public market after the restrictions lapse could adversely affect the prevailing market price and the ability of the Company to raise equity capital in the future.

     Upon completion of this offering, the Company will have 7,118,468 shares of Common Stock outstanding assuming (i) no exercise of the Underwriters' over-allotment option, (ii) no exercise after June 1, 1997 of the approximately 3,163,232 shares issuable pursuant to outstanding options and warrants, and
(iii) the conversion of all outstanding shares of Preferred Stock into 2,414,645 shares of Common Stock. Of these outstanding shares of Common Stock, the 2,500,000 shares sold in this offering will be freely tradable without restriction or further registration under the Securities Act, unless purchased by an "affiliate" of the Company, as that term is defined in Rule 144 under the Securities Act. The remaining outstanding shares of Common Stock are "restricted securities" as that term is defined in Rule 144 under the Securities Act (the "Restricted Shares"). Restricted Shares may be sold in the public market only if registered or if they qualify for an exemption from registration such as Rules 144 or 701 promulgated under the Securities Act, which are summarized below. Sales of the Restricted Shares in the public market, or the availability of such shares for sale, could adversely affect the market price of the Common Stock.

     The Company's directors, officers and certain holders of its Common Stock (beneficially holding an aggregate of approximately 4,347,926 Restricted Shares) have agreed, pursuant to certain "lock-up" agreements, that they will not offer, sell, contract to sell or grant any option to purchase or otherwise dispose of the shares of Common Stock owned by them or that could be purchased by them through the exercise of options to purchase Common Stock of the Company for certain designated periods. All shares owned by any holder signing such lock-ups will be restricted from sale for 180 days following the date of this Prospectus, unless such holder receives the prior written consent of Montgomery Securities to sell such shares. The number of outstanding shares that will be available for sale, subject in certain circumstances to volume and manner of sale restrictions, in the public market, after giving effect to the lock-up agreements, will be as follows: (i) 240,239 shares of Common Stock will be eligible for sale as of the effective date of this offering, (ii) 141,185 shares of Common Stock will be eligible for sale beginning 90 days after the effective date of this offering, including approximately 110,000 shares of Common Stock issuable upon exercise of outstanding vested options, and (iii) 4,194,614 shares of Common Stock, including approximately 474,000 shares of Common Stock issuable upon exercise of outstanding vested options, will be eligible for sale beginning 180 days after the date of this Prospectus. The approximately 4,658,838 remaining Restricted Shares and shares of Common Stock issuable upon exercise of outstanding vested options and warrants will be eligible for sale pursuant to Rule 144 upon the expiration of their respective one-year holding periods required under Rule 144. In addition, following the completion of this offering, the holders of 2,998,639 Restricted Shares (including shares issuable upon the exercises of the Company's outstanding warrants) will be entitled to certain rights with respect to registration of such shares for sale in the public market.

     Under Rule 144 as currently in effect, beginning 90 days after the date of this Prospectus, a person (or persons whose shares are aggregated) who has beneficially owned Restricted Shares for at least one year, including persons who may be deemed affiliates of the Company, would be entitled to sell within any three-month period a number of shares that does not exceed the greater of:
(i) one percent of the number of shares of Common Stock then outstanding (which will equal approximately 71,185 shares immediately after the effective date of this offering); or (ii) the average weekly trading volume of the Common Stock as reported through the Nasdaq National Market during the four calendar weeks preceding the filing of a Form 144 with respect to such sale. Sales under Rule 144 are also subject to certain manner of sale provisions and notice requirements and to the availability of current public information about the Company. Under Rule 144(k), a person who is not deemed to have been an affiliate of the Company at any time during the 90 days preceding a sale, and who has beneficially owned the shares proposed to be sold for at least two years

(including the holding period of any prior owner except an affiliate), is entitled to sell such shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144; therefore, unless otherwise restricted, "144(k) shares" may be sold immediately upon the completion of this offering.

     In addition, any employee, officer or director of or consultant to the Company who purchased his or her shares pursuant to a written compensatory plan or contract may be entitled to rely on the resale provisions of Rule 701. Rule 701 permits an affiliate to sell their Rule 701 shares under Rule 144 without complying with the holding period requirements of Rule 144. Rule 701 further provides that non-affiliates may sell such shares in reliance on Rule 144 without having to comply with the public information, volume limitation or notice provisions of Rule 144. In both cases, a holder of Rule 701 shares is required to wait until 90 days after the date of this Prospectus before selling such shares. On June 1, 1997, the Company had outstanding options to purchase 1,553,981 shares of Common Stock, 359,407 of which were then exercisable, and an additional 892,103 shares of Common Stock are available for issuance pursuant to the Stock Incentive Plan.

     The Company intends to file one or more registration statements on Form S-8 under the Securities Act to register all shares of Common Stock subject to outstanding stock options and Common Stock issued or issuable pursuant to the Company's Tandem Plan, Stock Incentive Plan and Common Stock issuable pursuant to the Company's Purchase Plan. Accordingly, shares issuable upon exercise of these options or under the Purchase Plan may be sold under such registration statements, subject to Rule 144 volume limitations applicable to affiliates in the open market, except to the extent that such shares are subject to vesting restrictions with the Company or the contractual restrictions described above. See "Management -- Stock Plans."

                                  UNDERWRITING

     The Underwriters named below, represented by Montgomery Securities and Piper Jaffray Inc. (the "Representatives"), have severally agreed, subject to the terms and conditions of the Underwriting Agreement, to purchase from the Company the number of shares of Common Stock indicated below opposite their respective names at the initial public offering price less the underwriting discount set forth on the cover page of this Prospectus. The Underwriting Agreement provides that the obligations of the Underwriters to pay for and accept delivery of the shares of Common Stock are subject to certain conditions precedent, and that the Underwriters are committed to purchase all of such shares, if any are purchased.

                                                                                    NUMBER OF
                                       NAME                                          SHARES
----------------------------------------------------------------------------------  ---------
  Montgomery Securities...........................................................
  Piper Jaffray Inc ..............................................................

                                                                                    ---------
          Total...................................................................  2,500,000
                                                                                    =========

     The Representatives have advised the Company that the Underwriters may
allow to selected dealers a concession of not more than $          per share;
and the Underwriters may allow, and such dealers may reallow, a concession of
not more than $          per share to certain other dealers. After the offering,
the price, concessions and reallowances to dealers may be changed by the Representatives. The Common Stock is offered subject to receipt and acceptance by the Underwriters, and to certain other conditions, including the right to reject orders in whole or in part.

     The Company has granted an option to the Underwriters, exercisable during the 30-day period after the date of this Prospectus, to purchase up to a maximum of 375,000 additional shares of Common Stock to cover over-allotments, if any, at the same price per share as the initial 2,500,000 shares to be purchased by the Underwriters. To the extent the Underwriters exercise this option, each of the Underwriters will be committed, subject to certain conditions, to purchase such additional shares in approximately the same proportion as set forth in the above table.

     The Representatives have advised the Company that the Underwriters do not expect to make sales to accounts over which they exercise discretionary authority in excess of 5% of the number of shares of Common Stock offered hereby.

     The Underwriting Agreement provides that the Company will indemnify the several Underwriters against certain liabilities, including civil liabilities under the Securities Act, or will contribute to payments the Underwriters may be required to make in respect thereof.

     The holders of approximately 94% of the shares of the Company's Common Stock, including all of the Company's directors and executive officers, have agreed that, for a period of 180 days after the date of this Prospectus, they will not, without the prior written consent of Montgomery Securities, directly or indirectly, sell, offer to sell or otherwise dispose of any shares of Common Stock or any options owned directly by such holders or with respect to which they have the power of disposition. The Company has agreed not to sell, offer to sell, contract to sell, grant any options to purchase or otherwise dispose of any shares of Common Stock, or any securities convertible into or exercisable or exchangeable for shares of Common Stock or any rights to acquire Common Stock for a period of 180 days after the date of this Prospectus, other than the issuance of shares of Common Stock upon the exercise of outstanding options, and the grant of options to purchase shares or the issuance of shares of Common Stock under the Company's Tandem Plan, Stock Incentive Plan and Purchase Plan. The lock-up agreements may be released at any time as to all or any portion of the shares subject to such agreements at the discretion of Montgomery Securities.

     Prior to the offering, there has been no public market for the Common Stock of the Company. Consequently, the initial public offering price will be negotiated between the Company and the Representatives. Among the factors considered in determining the initial public offering price of the Common Stock, in addition to prevailing market conditions, are the Company's historical performance, estimates of the business potential and earnings prospects of the Company, an assessment of the Company's management and the consideration of the above factors in relation to market valuation of companies in related businesses.

     The Representatives, on behalf of the Underwriters, may engage in over-allotment, stabilizing transactions, syndicate covering transactions and penalty bids in accordance with Regulation M under the Exchange Act. Over-allotment involves syndicate sales in excess of the offering size, which creates a syndicate short position. Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum. Syndicate covering transactions involve purchases of the Common Stock in the open market after the distribution has been completed in order to cover syndicate short positions. Penalty bids permit the Representatives to reclaim a selling concession from a syndicate member when the Common Stock originally sold by such syndicate member is purchased in a syndicate covering transaction to cover syndicate short positions. Such stabilizing transactions, syndicate covering transactions and penalty bids may cause the price of the Common Stock to be higher than it would otherwise be in the absence of such transactions. These transactions may be effected on the Nasdaq National Market or otherwise and, if commenced, may be discontinued at any time.

                                 LEGAL MATTERS

     The validity of the Common Stock offered hereby will be passed upon for the Company by Stradling, Yocca, Carlson & Rauth, a Professional Corporation, Newport Beach, California. Certain shareholders of Stradling, Yocca, Carlson & Rauth, and an investment partnership, certain partners of which are affiliated with Stradling, Yocca, Carlson & Rauth, own 19,450 shares of the Company's Common Stock and warrants to purchase an additional 19,450 shares of the Company's Common Stock at an exercise price equal to $7.71 per share.

     Certain legal matters in connection with this offering will be passed upon for the Underwriters by Wilson Sonsini Goodrich & Rosati, Professional Corporation, Palo Alto, California.

                                    EXPERTS

     The financial statements and schedules of the Company as of December 31, 1996 and 1995, and for each of the three years in the period ended December 31, 1996, included in this Prospectus and elsewhere in the Registration Statement have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto, and are included herein in reliance upon the authority of said firm as experts in accounting and auditing in giving said report.

                             ADDITIONAL INFORMATION

     The Company has filed with the Securities and Exchange Commission (the "Commission") in Washington, D.C. a Registration Statement (including any amendments thereto) on Form S-1 under the Securities Act with respect to the shares of Common Stock offered hereby. This Prospectus, which is part of the Registration Statement, does not contain all of the information set forth in the Registration Statement and the exhibits and schedules thereto. For further information with respect to the Company and the Common Stock offered hereby, reference is made to the Registration Statement, and such exhibits and schedules filed therewith, which may be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 and at the regional offices of the Commission located at Seven World Trade Center, 13th Floor, New York, New York 10048 and Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such materials may be obtained at prescribed rates from the Public Reference Section of the Commission, Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and its public reference facilities in New York, New York and Chicago, Illinois. The Registration Statement and such exhibits and schedules are also available through the Commission's Website: http://www.sec.gov. Statements contained in this Prospectus as to the contents of any contract or other document referred to are not necessarily complete and in each instance reference is made to the copy of such contract or other document filed as an exhibit to the Registration Statement, each such statement being qualified in all respects by such reference.

     The Company intends to furnish to its stockholders annual reports containing audited financial statements, with an opinion thereon expressed by an independent certified public accounting firm, and quarterly reports containing unaudited financial information for the first three quarters of each fiscal year.

                         INDEX TO FINANCIAL STATEMENTS

                                                                                        PAGE
                                                                                        ----
Report of Independent Public Accountants..............................................   F-2
Balance Sheets as of December 31, 1995 and 1996, and March 31, 1997 (unaudited).......   F-3
Statements of Operations for each of the three years in the period ended December 31,
  1996, and the three month periods ended March 31, 1996 and 1997 (unaudited).........   F-4
Statements of Shareholders' Equity (Deficit) for each of the three years in the period ended December 31, 1996, and the three month period ended March 31, 1997
  (unaudited).........................................................................   F-5
Statements of Cash Flows for each of the three years in the period ended December 31,
  1996, and the three month periods ended March 31, 1996 and 1997 (unaudited).........   F-7
Notes to Financial Statements.........................................................   F-9

     The financial statements as of March 31, 1997, and for the three month periods ended March 31, 1996 and 1997, are unaudited.

     The information required by the applicable financial statement schedules has been disclosed in the financial statements and notes thereto and, accordingly, the schedules have been omitted.

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To Computer Motion, Inc.:

     After the reincorporation discussed in Note 13 of Computer Motion Inc.'s financial statements is effected, we expect to be in a position to render the following audit report.

                                          ARTHUR ANDERSEN LLP

Los Angeles, California
June 18, 1997

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To Computer Motion, Inc.:

     We have audited the accompanying balance sheets of Computer Motion, Inc. (a Delaware corporation) as of December 31, 1995 and 1996, and the related statements of operations, shareholders' equity (deficit), and cash flows for each of the three years in the period ended December 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Computer Motion, Inc. as of December 31, 1995 and 1996, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1996 in conformity with generally accepted accounting principles.

                                          ARTHUR ANDERSEN LLP

Los Angeles, California
July   , 1997

                             COMPUTER MOTION, INC.

                                 BALANCE SHEETS

                                     ASSETS

                                                                                             MARCH 31, 1997
                                                                 DECEMBER 31,          ---------------------------
                                                          --------------------------                   PRO FORMA
                                                             1995           1996        HISTORICAL      (NOTE 2)
                                                          -----------   ------------   ------------   ------------
                                                                                               (UNAUDITED)
CURRENT ASSETS:
  Cash and cash equivalents.............................  $    64,048   $    432,518   $  3,986,339   $  3,986,339
  Accounts receivable, net of allowance for doubtful
    accounts of $5,000 in 1995, $75,000 in 1996 and
    $53,467 in 1997.....................................      350,909      1,151,733        939,102        939,102
  Inventories...........................................      728,566        645,311        683,441        683,441
  Prepaid expenses......................................       55,887         88,493        187,479        187,479
                                                          -----------   ------------   ------------   ------------
                                                            1,199,410      2,318,055      5,796,361      5,796,361
                                                          -----------   ------------   ------------   ------------
PROPERTY AND EQUIPMENT:
  Furniture and fixtures................................      146,257        185,656        250,985        250,985
  Computer equipment....................................      209,657        400,818        424,015        424,015
  Machinery and equipment...............................      863,548        836,671        851,136        851,136
                                                          -----------   ------------   ------------   ------------
                                                            1,219,462      1,423,145      1,526,136      1,526,136
  Less: Accumulated depreciation........................     (484,588)      (814,378)      (904,629)      (904,629)
                                                          -----------   ------------   ------------   ------------
                                                              734,874        608,767        621,507        621,507
                                                          -----------   ------------   ------------   ------------
OTHER ASSETS............................................       82,665        187,794        255,351        255,351
                                                          -----------   ------------   ------------   ------------
         Total assets...................................  $ 2,016,949   $  3,114,616   $  6,673,219   $  6,673,219
                                                          ===========   ============   ============   ============
                          LIABILITIES AND SHAREHOLDERS' EQUITY (DEFICIT)
CURRENT LIABILITIES:
  Accounts payable......................................  $   223,860   $    901,731   $    526,201   $    526,201
  Accrued expenses......................................      280,314        761,652        758,328        758,328
  Deferred revenue......................................       32,350         74,219        168,787        168,787
  Current portion of capital lease obligations..........       13,446         60,349         75,464         75,464
  Line of credit........................................           --        185,500             --             --
  Current portion of long-term debt.....................      693,200      1,000,000             --             --
  Convertible subordinated debt.........................           --             --      3,167,000             --
                                                          -----------   ------------   ------------   ------------
                                                            1,243,170      2,983,451      4,695,780      1,528,780
                                                          -----------   ------------   ------------   ------------
LONG-TERM LIABILITIES:
  Capital lease obligations, net of current portion.....       34,510         75,734        100,477        100,477
  Long-term debt, net of current portion................      500,000      2,808,181      2,871,298      2,871,298
  Deferred rent.........................................       70,659         59,381         57,764         57,764
                                                          -----------   ------------   ------------   ------------
                                                              605,169      2,943,296      3,029,539      3,029,539
                                                          -----------   ------------   ------------   ------------
COMMITMENTS AND CONTINGENCIES
SHAREHOLDERS' EQUITY (DEFICIT):
  Preferred stock, Series A, B, C, D and E --
  Authorized -- 10,467,632 shares
  Outstanding -- 1,939,085 shares, 2,020,516 shares and
    2,250,288 shares in 1995, 1996 and 1997,
    respectively, and none on a pro forma basis.........    8,043,780      9,597,388     11,932,388             --
  Common stock --
    Authorized -- 25,000,000 shares
    Issued and outstanding -- 1,695,173 shares in 1995,
      1,734,289 shares in 1996 and 1,744,207 shares in
      1997 and 4,526,710 shares on a pro forma basis at
      $.001 par value...................................           --         24,468        431,254          4,526
  Additional paid-in capital............................           --             --        522,566     16,048,682
  Accumulated deficit...................................   (7,875,170)   (12,433,987)   (13,938,308)   (13,938,308)
                                                          -----------   ------------   ------------   ------------
                                                              168,610     (2,812,131)    (1,052,100)     2,114,900
                                                          -----------   ------------   ------------   ------------
         Total liabilities and shareholders' equity
           (deficit)....................................  $ 2,016,949   $  3,114,616   $  6,673,219   $  6,673,219
                                                          ===========   ============   ============   ============

      The accompanying notes are an integral part of these balance sheets.

                             COMPUTER MOTION, INC.

                            STATEMENTS OF OPERATIONS

                                                                               THREE MONTHS ENDED
                                          YEAR ENDED DECEMBER 31,                   MARCH 31,
                                  ---------------------------------------   -------------------------
                                     1994          1995          1996          1996          1997
                                  -----------   -----------   -----------   -----------   -----------
                                                                                   (UNAUDITED)
REVENUE:
  Products and product
     development................  $   477,316   $ 2,001,375   $ 3,842,195   $   619,291   $ 1,312,441
  Grant.........................      130,000       269,839       214,696        56,751        60,818
                                  -----------   -----------   -----------   -----------   -----------
                                      607,316     2,271,214     4,056,891       676,042     1,373,259
COSTS AND EXPENSES:
  Cost of revenue -- products
     and product development....      369,999     1,703,348     2,412,582       387,091       590,432
  Cost of revenue -- grant......      130,000       269,839       214,696        56,751        60,818
  Research and development......      630,143       739,093     1,358,970       335,577       558,104
  Selling, general and
     administrative.............    2,784,450     3,158,298     4,143,544       745,602     1,311,573
                                  -----------   -----------   -----------   -----------   -----------
                                    3,914,592     5,870,578     8,129,792     1,525,021     2,520,927
                                  -----------   -----------   -----------   -----------   -----------
LOSS FROM OPERATIONS............   (3,307,276)   (3,599,364)   (4,072,901)     (848,979)   (1,147,668)
INTEREST INCOME.................       74,959        63,714        14,355         2,601         8,183
INTEREST EXPENSE................      (10,953)      (15,380)     (475,420)      (39,585)     (357,076)
OTHER EXPENSE...................           --       (37,943)      (23,651)       (3,742)       (7,460)
                                  -----------   -----------   -----------   -----------   -----------
NET LOSS BEFORE PROVISION FOR
  INCOME TAXES..................   (3,243,270)   (3,588,973)   (4,557,617)     (889,705)   (1,504,021)
                                  -----------   -----------   -----------   -----------   -----------
PROVISION FOR INCOME TAXES......          800           800         1,200           300           300
                                  -----------   -----------   -----------   -----------   -----------
NET LOSS........................  $(3,244,070)  $(3,589,773)  $(4,558,817)  $  (890,005)  $(1,504,321)
                                  ===========   ===========   ===========   ===========   ===========
PRO FORMA NET LOSS PER COMMON
  SHARE, giving effect to the
  conversion of Series A, B, C,
  D and E preferred stock upon
  completion of the initial
  public offering as if
  converted on the first day of
  each period...................  $     (0.64)  $     (0.71)  $     (0.88)  $     (0.18)  $     (0.28)
                                  ===========   ===========   ===========   ===========   ===========
WEIGHTED AVERAGE NUMBER OF
  COMMON SHARES OUTSTANDING,
  used to compute pro forma net
  loss per common share.........    5,066,805     5,041,420     5,155,381     5,045,420     5,463,578
                                  ===========   ===========   ===========   ===========   ===========

   The accompanying notes are an integral part of these financial statements.

                             COMPUTER MOTION, INC.

                  STATEMENTS OF SHAREHOLDERS' EQUITY (DEFICIT)
YEARS ENDED DECEMBER 31, 1994, 1995, 1996 AND THREE MONTHS ENDED MARCH 31, 1997

                                                                                                                           SERIES
                                                                                                                              E
                                      SERIES A              SERIES B               SERIES C               SERIES D         PREFERRED
                                  PREFERRED STOCK       PREFERRED STOCK        PREFERRED STOCK        PREFERRED STOCK      STOCK
                                 ------------------   --------------------   --------------------   --------------------   -------
                                 SHARES     AMOUNT    SHARES      AMOUNT     SHARES      AMOUNT     SHARES      AMOUNT     SHARES
                                 -------   --------   -------   ----------   -------   ----------   -------   ----------   -------
Balance -- December 31, 1993...  422,718   $107,500   586,446   $1,277,652        --   $       --        --   $       --        --
Common stock issued for cash...       --         --        --           --        --           --        --           --        --
Preferred stock issued for
  cash, net of expenses........       --         --        --           --   296,920    1,188,150   545,971    4,887,686        --
Preferred stock issued as
  repayment of debt............       --         --        --           --    97,403      400,000        --           --        --
Exercise of stock options......       --         --        --           --        --           --        --           --        --
Common stock issued for
  services.....................       --         --        --           --        --           --        --           --        --
Accrued mandatory redemption
  premium on preferred stock
  Series D.....................       --         --        --           --        --           --        --      139,000        --
Net loss.......................       --         --        --           --        --           --        --           --        --
                                 -------   --------   -------   ----------   -------   ----------   -------   ----------      ----
Balance -- December 31, 1994...  422,718   $107,500   586,446   $1,277,652   394,323   $1,588,150   545,971   $5,026,686        --
                                 -------   --------   -------   ----------   -------   ----------   -------   ----------      ----
Common stock issued for cash...       --         --        --           --        --           --        --           --        --
Exercise of options............       --         --        --           --        --           --        --           --        --
Common stock repurchase from
  employees....................       --         --        --           --        --           --        --           --        --
Common stock redeemed for note
  payable......................       --         --        --           --        --           --        --           --        --
Preferred stock repurchase.....       --         --        --           --   (10,373)     (42,600)       --           --        --
Accrued mandatory redemption
  premium on preferred stock
  Series D.....................       --    (12,985)       --     (139,581)       --     (172,042)       --      411,000        --
Net loss.......................       --         --        --           --        --           --        --           --        --
                                 -------   --------   -------   ----------   -------   ----------   -------   ----------      ----
Balance -- December 31, 1995...  422,718   $ 94,515   586,446   $1,138,071   383,950   $1,373,508   545,971   $5,437,686        --
                                 -------   ---------  -------   ----------   -------   ----------   -------   ----------      ----


                                                                                                     NET
                                                COMMON STOCK        ADDITIONAL                  SHAREHOLDERS'
                                            ---------------------    PAID-IN     (ACCUMULATED      EQUITY
                                  AMOUNT     SHARES      AMOUNT      CAPITAL       DEFICIT)       (DEFICIT)
                                 --------   ---------   ---------   ----------   ------------   -------------
Balance -- December 31, 1993...      $ --   1,642,733   $ 127,398        $ --    $(1,041,327)    $   471,223
Common stock issued for cash...        --       6,743       9,750          --             --           9,750
Preferred stock issued for
  cash, net of expenses........        --          --          --          --             --       6,075,836
Preferred stock issued as
  repayment of debt............        --          --          --          --             --         400,000
Exercise of stock options......        --         571       1,551          --             --           1,551
Common stock issued for
  services.....................        --      56,405      81,562          --             --          81,562
Accrued mandatory redemption
  premium on preferred stock
  Series D.....................        --          --    (139,000)         --             --              --
Net loss.......................        --          --          --          --     (3,244,070)     (3,244,070)
                                     ----   ---------   ---------        ----    -----------     -----------
Balance -- December 31, 1994...      $ --   1,706,452   $  81,261        $ --    $(4,285,397)    $ 3,795,852
                                     ----   ---------   ---------        ----    -----------     -----------
Common stock issued for cash...        --      59,899     273,700          --             --         273,700
Exercise of options............        --       7,832      16,567          --             --          16,567
Common stock repurchase from
  employees....................        --     (24,298)    (35,136)         --             --         (35,136)
Common stock redeemed for note
  payable......................        --     (54,712)   (250,000)         --             --        (250,000)
Preferred stock repurchase.....        --          --          --          --             --         (42,600)
Accrued mandatory redemption
  premium on preferred stock
  Series D.....................        --          --     (86,392)         --             --              --
Net loss.......................        --          --          --          --     (3,589,773)     (3,589,773)
                                     ----   ---------   ---------        ----    -----------     -----------
Balance -- December 31, 1995...        --   1,695,173   $      --        $ --    $(7,875,170)    $   168,610
                                     ----   ---------   ---------        ----    -----------     -----------

                             COMPUTER MOTION, INC.

YEARS ENDED DECEMBER 31, 1994, 1995, 1996 AND THREE MONTHS ENDED MARCH 31, 1997

                                                                                                                          SERIES
                                                                                                                             E
                                       SERIES A              SERIES B               SERIES C              SERIES D        PREFERRED
                                   PREFERRED STOCK       PREFERRED STOCK        PREFERRED STOCK        PREFERRED STOCK    STOCK
                                  ------------------   --------------------   --------------------   -------------------  -------
                                  SHARES     AMOUNT    SHARES      AMOUNT     SHARES      AMOUNT     SHARES     AMOUNT    SHARES
                                  -------   --------   -------   ----------   -------   ----------   -------  ----------  -------
Exercise of options.............       --         --        --           --        --           --        --          --       --
Common stock warrants issued for
  cash..........................       --         --        --           --        --           --        --          --       --
Fair market value of warrants
  issued with bridge financing
  debt..........................       --         --        --           --        --           --        --          --       --
Common stock issued for
  services......................       --         --        --           --        --           --        --          --       --
Common stock issued for
  inventory and other asset.....       --         --        --           --        --           --        --          --       --
Preferred stock Series E issued
  for cash......................       --         --        --           --        --           --        --          --   81,431
Accrued mandatory redemption
  premium on preferred stock
  Series D......................       --     12,985        --      139,581        --      172,042        --     444,000       --
Net loss........................       --         --        --           --        --           --        --          --       --
                                  -------   --------   -------   ----------   -------   ----------   -------  ----------  -------
Balance -- December 31, 1996....  422,718   $107,500   586,446   $1,277,652   383,950   $1,545,550   545,971  $5,881,686   81,431
                                  -------   --------   -------   ----------   -------   ----------   -------  ----------  -------
Exercise of options
  (unaudited)...................       --         --        --           --        --           --        --          --       --
Common stock warrants issued for
  cash (unaudited)..............       --         --        --           --        --           --        --          --       --
Preferred Stock Series E issued
  for cash (unaudited)..........       --         --        --           --        --           --        --          --  229,772
Accrued mandatory redemption
  premium on preferred stock
  Series D (unaudited)..........       --         --        --           --        --           --        --     120,000       --
Interest cost for fixed
  conversion of subordinated
  convertible debt
  (unaudited)...................       --         --        --           --        --           --        --          --       --
Net loss (unaudited)............       --         --        --           --        --           --        --          --       --
                                  -------   --------   -------   ----------   -------   ----------   -------  ----------  -------
Balance -- March 31, 1997
  (unaudited)...................  422,718   $107,500   586,446   $1,277,652   383,950   $1,545,550   545,971  $6,001,686  311,203
                                  =======   ========   =======   ==========   =======   ==========   =======  ==========  =======


                                                                                                        NET
                                                   COMMON STOCK        ADDITIONAL                  SHAREHOLDERS'
                                               ---------------------    PAID-IN     (ACCUMULATED      EQUITY
                                    AMOUNT      SHARES      AMOUNT      CAPITAL       DEFICIT)       (DEFICIT)
                                  ----------   ---------   ---------   ----------   ------------   -------------
Exercise of options.............          --      13,226      42,240          --              --         42,240
Common stock warrants issued for
  cash..........................          --          --          --       1,366              --          1,366
Fair market value of warrants
  issued with bridge financing
  debt..........................          --          --          --     631,170              --        631,170
Common stock issued for
  services......................          --       5,017      22,922          --              --         22,922
Common stock issued for
  inventory and other asset.....          --      20,873      95,378          --              --         95,378
Preferred stock Series E issued
  for cash......................     785,000          --          --          --              --        785,000
Accrued mandatory redemption
  premium on preferred stock
  Series D......................          --          --    (136,072)   (632,536)             --             --
Net loss........................          --          --          --          --      (4,558,817)    (4,558,817)
                                  ----------   ---------   ---------    --------    ------------    -----------
Balance -- December 31, 1996....  $  785,000   1,734,289   $  24,468    $     --    $(12,433,987)   $(2,812,131)
                                  ----------   ---------   ---------    --------    ------------    -----------
Exercise of options
  (unaudited)...................          --       9,918      45,322          --              --         45,322
Common stock warrants issued for
  cash (unaudited)..............          --          --          --       4,030              --          4,030
Preferred Stock Series E issued
  for cash (unaudited)..........   2,215,000          --          --          --              --      2,215,000
Accrued mandatory redemption
  premium on preferred stock
  Series D (unaudited)..........          --          --     361,464    (481,464)             --             --
Interest cost for fixed
  conversion of subordinated
  convertible debt
  (unaudited)...................          --          --          --   1,000,000              --      1,000,000
Net loss (unaudited)............          --          --          --          --      (1,504,321)    (1,504,321)
                                  ----------   ---------   ---------    --------    ------------    -----------
Balance -- March 31, 1997
  (unaudited)...................  $3,000,000   1,744,207   $ 431,254    $522,566    $(13,938,308)   $(1,052,100)
                                  ==========   =========   =========    ========    ============    ===========

   The accompanying notes are an integral part of these financial statements.

                             COMPUTER MOTION, INC.

                            STATEMENTS OF CASH FLOWS

                                                                                        THREE MONTHS ENDED
                                                 YEAR ENDED DECEMBER 31,                     MARCH 31,
                                        -----------------------------------------    -------------------------
                                           1994           1995           1996           1996          1997
                                        -----------    -----------    -----------    ----------    -----------
                                                                                            (UNAUDITED)
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net loss............................  $(3,244,070)   $(3,589,773)   $(4,558,817)   $ (890,005)   $(1,504,321)
  Adjustments to reconcile net loss to
     net cash used in operating
     activities:
     Depreciation and amortization....      146,083        330,686        345,858        82,185         91,809
     Provision for doubtful
       accounts.......................        5,000             --         70,000            --        (21,533)
     (Gain)/loss on sale of fixed
       assets.........................       47,482         (1,804)         8,434          (600)            --
     Common stock issued for
       services.......................       81,562             --         22,922            --             --
     Amortization of warrant costs
       with long-term debt............           --             --        189,351            --         63,117
     Amortization of fixed discount on
       convertible subordinated
       debt...........................           --             --             --            --        167,000
     Compensation for stock options
       issued below fair market
       value..........................       52,006         24,000             --            --             --
  Changes in:
     Accounts receivable..............     (168,434)      (187,475)      (870,824)      (59,154)       234,164
     Inventories......................     (725,918)        (2,648)       148,633       132,733        (38,130)
     Prepaid expenses.................      (95,435)        82,243        (32,606)      (18,151)       (98,986)
     Other assets.....................      (41,679)            --             --            --             --
     Accounts payable.................      591,884       (420,541)       677,871        79,801       (375,529)
     Accrued expenses.................          281        145,434        481,338        14,581         (3,324)
     Deferred revenue.................       10,598         21,752         41,869       123,544         94,568
     Deferred rent....................       79,233         (8,574)       (11,278)      (20,538)        (1,617)
                                        -----------    -----------    -----------     ---------    -----------
Net cash used in operating
  activities..........................   (3,261,407)    (3,606,700)    (3,487,249)     (555,604)    (1,392,782)
                                        -----------    -----------    -----------     ---------    -----------

CASH FLOWS FROM INVESTING ACTIVITIES:
  Purchases of property and
     equipment........................     (710,101)      (347,146)      (116,330)      (27,344)       (45,410)
  Proceeds from sale of property and
     equipment........................        3,125          2,605         14,350         7,000             --
  Net proceeds from (purchases of)
     short-term investments...........   (2,874,785)     2,874,785             --            --             --
                                        -----------    -----------    -----------     ---------    -----------
Net cash provided by (used in)
  investing activities................   (3,581,761)     2,530,244       (101,980)      (20,344)       (45,410)
                                        -----------    -----------    -----------     ---------    -----------

                             COMPUTER MOTION, INC.

                                                                                        THREE MONTHS ENDED
                                                 YEAR ENDED DECEMBER 31,                     MARCH 31,
                                        -----------------------------------------    -------------------------
                                           1994           1995           1996           1996          1997
                                        -----------    -----------    -----------    ----------    -----------
                                                                                            (UNAUDITED)
CASH FLOWS FROM FINANCING ACTIVITIES:
  Proceeds from issuance of long-term
     debt.............................  $   400,000    $ 1,011,370    $ 4,155,000    $1,327,000    $ 4,150,000
  Repayment of long-term debt.........           --        (68,170)    (1,098,200)     (429,500)    (1,150,000)
  Proceeds from line of credit........           --             --        513,532            --         76,979
  Repayment of line of credit.........           --             --       (328,032)           --       (262,479)
  Repayment of capital lease
     obligations......................       (9,419)       (12,234)       (33,165)       (3,125)       (17,723)
  Proceeds from common stock and
     warrant issuance.................       11,301        290,267         43,606            --         49,352
  Proceeds from preferred stock
     issuance.........................    6,075,836             --        785,000            --      2,215,000
  Repurchase of preferred stock.......           --        (42,600)            --            --             --
  Repurchase of common stock..........           --        (35,136)            --            --             --
  Investment in sales-type leases.....           --        (14,649)       (80,042)      (88,153)       (69,116)
                                        -----------    -----------    -----------     ---------    -----------
Net cash provided by financing
  activities..........................    6,477,718      1,128,848      3,957,699       806,222      4,992,013
                                        -----------    -----------    -----------     ---------    -----------
NET INCREASE (DECREASE) IN CASH AND
  CASH EQUIVALENTS....................     (365,450)        52,392        368,470       230,274      3,553,821

CASH AND CASH EQUIVALENTS, beginning
  of period...........................      377,106         11,656         64,048        64,048        432,518
                                        -----------    -----------    -----------     ---------    -----------
CASH AND CASH EQUIVALENTS, end of
  period..............................  $    11,656    $    64,048    $   432,518    $  294,322    $ 3,986,339
                                        ===========    ===========    ===========     =========    ===========

SUPPLEMENTAL DISCLOSURES:
  Cash paid during the period for --
     Income taxes.....................  $       800    $       800    $     1,700    $       --    $        --
     Interest.........................  $    10,953    $    15,380    $   270,958    $   32,532    $    71,017

SCHEDULE OF NON-CASH TRANSACTIONS:
  Capital lease obligations incurred
     for certain equipment............  $    64,781    $     1,995    $   121,292    $   10,443    $    57,581
  Accretion of dividend on Series D
     preferred stock..................  $   139,000    $   411,000    $   444,000    $  111,000    $   120,000
  Common stock redeemed for note
     payable..........................  $        --    $   250,000    $        --    $       --    $        --
  Common stock issued for inventory...  $        --    $        --    $    65,378    $       --    $        --
  Common stock issued for other
     asset............................  $        --    $        --    $    30,000    $       --    $        --
  Additional Paid-In Capital for
     issuance of warrants with debt...  $        --    $        --    $   631,170    $  350,542    $        --
  Debt exchanged for 97,403 shares of
     Series C preferred stock.........  $   400,000    $        --    $        --    $       --    $        --
  Additional Paid-In Capital for
     conversion of convertible
     subordinated debt................  $        --    $        --    $        --    $       --    $ 1,000,000

   The accompanying notes are an integral part of these financial statements.

                             COMPUTER MOTION, INC.

                         NOTES TO FINANCIAL STATEMENTS

 1.  LINE OF BUSINESS AND RISKS

     Computer Motion, Inc. (the "Company"), a Delaware corporation, develops and markets proprietary robotic and computerized surgical systems that enhance a surgeon's performance and centralize and simplify a surgeon's control of the operating room. The Company has developed AESOP, the first surgical robotics assistant used in minimally invasive surgery. AESOP became commercially available in October 1994. The Company's primary efforts are now directed to the development of the market for AESOP, rollout of the Company's next generation medical robot, continued development of new medical robots which will enable high-volume, low cost minimally invasive procedures and commercializing intuitive interface modalities which will enhance the surgical team's overall productivity. The Company's objective is to become the leading provider of robotic and computerized surgical systems. Like other companies at this stage of development, it is subject to numerous risks including the uncertainty of its chosen markets, its ability to obtain regulatory approvals and to develop its markets, uncertainty of acceptance of its products, its ability to finance its operations, limited operating history, the absence of profitability, competition, and other risks.

     Through December 31, 1996, the Company raised approximately $9.3 million from private placements of preferred and common stock and approximately $4.0 million of bridge financing debt obtained primarily from officers and shareholders of the Company (see Notes 6 and 8).

     The Company expects to raise additional funds to meet its 1997 cash needs. Subsequent to December 31, 1996, the Company has raised $2,215,000 from private placement of preferred stock, $4,000,000 from the issuance of convertible debt, and borrowed $150,000 from a director (see Note 14). The Company also plans to raise additional funds through an initial public offering of its common stock.

 2.  METHODS OF ACCOUNTING

  a.  Revenue Recognition

     The Company's revenue has been derived primarily from the manufacture and sale of AESOP systems. In addition, the Company also leases its systems under sales-type leases. Supplies for all AESOP systems are also available for sale.

     Revenues from sales-type leases are recognized when the systems are installed, the customer accepts the system, and the lease term becomes noncancellable. Outright systems and supplies sales are recognized upon shipment. Unearned finance income on sales-type leases is recognized using the interest method. Collections may be accelerated if the lease contracts are sold to third parties, generally without recourse. Revenues from service contracts are recognized on a straight-line basis over the life of the maintenance or support services agreement, generally 48 months.

     The Company has entered into agreements with several health care institutions to jointly research, develop and test the Company's next generation medical robot. The Company has recognized $645,000 of revenues in 1996 for prototype robots delivered under these contracts. The contracts also provide quarterly development revenues to the Company for support services which totaled approximately $100,000 in 1996. These contracts are terminable at will by the parties involved or will terminate upon achieving commercial production of the robot which is planned for the second quarter of 1999. Management expects development revenue under these agreements to approximate $100,000 per quarter in 1997.

     Grant income is recognized by the percentage-of-completion method, measured by the percentage of cost incurred to date to estimated total cost for each grant. This method is used because management considers total cost to be the best available measure of the grants. The grants' proceeds are generally a reimbursement of the related costs incurred.

                             COMPUTER MOTION, INC.

  b.  Inventories

     Inventories are stated at the lower of cost or market and consist of finished AESOP systems and component parts as follows:

                                                                       1995         1996
                                                                     --------     --------
    Component parts................................................  $522,805     $553,157
    Finished systems...............................................   205,761       92,154
                                                                     --------     --------
                                                                     $728,566     $645,311
                                                                     ========     ========

  c.  Income Taxes

     The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards (SFAS) No. 109, "Accounting for Income Taxes". Under SFAS No. 109, deferred income tax assets or liabilities are computed based on the temporary difference between the financial statement and income tax bases of assets and liabilities using the enacted marginal tax rate in effect for the year in which the differences are expected to reverse. Deferred income tax expenses or credits are based on the changes in the deferred income tax assets or liabilities from period to period.

  d.  Loss Per Common Share

     Loss per common share is based on the weighted average number of shares of common stock and common stock equivalents outstanding during the related periods. For purposes of computing loss per share, all shares of outstanding preferred stock are assumed converted into common stock. For all periods presented, per share information was computed pursuant to the rules of the Securities and Exchange Commission, which require that the dilutive effect of common shares issued by the Company during the 12 months immediately preceding the Company's initial public offering plus the number of common shares issuable pursuant to the issue of warrants or the grant of options during the same period, be included in the calculation of the shares outstanding from the beginning of all periods presented.

     A summary of the shares used to compute loss per share is as follows:

                                                                              THREE MONTHS ENDING
                                            YEAR ENDING DECEMBER 31,               MARCH 31,
                                       ----------------------------------  -------------------------
                                          1994        1995        1996        1996          1997
                                       ----------  ----------  ----------  -----------   -----------
                                                                                  (UNAUDITED)
    Weighted average common shares
      outstanding....................   1,706,184   1,691,173   1,706,319   1,695,173     1,744,081
    Dilutive effect of common stock
      equivalents....................          --          --          --          --            --
    Conversion of preferred stock....   2,036,015   2,025,641   2,127,430   2,025,641     2,414,645
    Additional dilutive effect of
      shares, options and warrants
      issued within 12 months of
      initial public offering........     956,749     956,749     953,775     956,749       936,995
    Conversion of subordinated
      debt...........................     367,857     367,857     367,857     367,857       367,857
                                        ---------   ---------   ---------   ---------     ---------
    Shares used to computed pro forma
      loss per share.................   5,066,805   5,041,420   5,155,381   5,045,420     5,463,578
                                        =========   =========   =========   =========     =========

  e.  Patents

     Patents, which are included in other assets, consist primarily of legal fees and are stated at cost. Patent cost is amortized on a straight-line basis over 17 years.

                             COMPUTER MOTION, INC.

  f.  Use of Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

  g.  New Authoritative Pronouncements

     In March 1997, the FASB issued SFAS No. 128, "Earnings per Share" and SFAS No. 129, "Disclosure of Information about Capital Structure." SFAS No. 128 revises and simplifies the computation for earnings per share and requires certain additional disclosures. SFAS No. 129 requires additional disclosures regarding the Company's capital structure. Both standards will be adopted in the fourth quarter of fiscal 1997. Management does not expect the adoption of these standards to have a material effect on the Company's financial position or results of operations.

  h.  Unaudited Pro Forma Balance Sheet Presentation

     The unaudited pro forma balance sheet is presented to show the effects on the unaudited March 31, 1997 balance sheet of the conversion of all outstanding shares of preferred stock into 2,414,646 shares of common stock (see Note 6) and the conversion of the $3,167,000 of convertible debt, net of value assigned to related warrants, into 367,857 shares of common stock (see Note 14) as if the conversion took place on March 31, 1997.

 3.  SUPPLEMENTAL DISCLOSURE FOR CASH FLOW INFORMATION

     For purposes of the statements of cash flows, the Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents.

 4.  PROPERTY AND EQUIPMENT

     Property and equipment are stated at cost. Depreciation is provided using the straight-line and double-declining balance methods over the following estimated useful lives:

        Furniture and fixtures............................................  7 years
        Computer equipment................................................  5 years
        Machinery and equipment...........................................  3-7 years

     Depreciation expense related to property and equipment was approximately $142,000, $326,000 and $341,000 for the years ended December 31, 1994, 1995 and
1996, respectively.

 5.  STOCK OPTION PLANS AND STOCK PURCHASE PLAN

     The Company has stock option plans (the "Plans") for which it is authorized to issue up to 2,593,361 shares of common stock. Under the Plans, options are generally issued to employees at an exercise price equal to fair market value, as determined by the Board of Directors. The options generally vest at five percent per quarter.

     The Company has also established the Employee Stock Purchase Plan (the "ESPP") to provide employees the opportunity to purchase shares of the Company's common stock up to a maximum of 10% of annual compensation. The Company has reserved 129,668 shares of common stock for purchase under the ESPP. As of June 16, 1997, no shares have been issued under the ESPP.

                             COMPUTER MOTION, INC.

     A summary of activity under the Plans is as follows:

                                                              WEIGHTED AVERAGE
                                                 COMMON        EXERCISE PRICE      OPTION PRICE
                                                 SHARES          PER SHARE           PER SHARE
                                                ---------     ----------------     -------------
    Outstanding at December 31, 1993..........    228,477          $ 1.10          $ .02 to 1.45
         Granted..............................    338,926          $ 2.20          $1.45 to 4.57
         Exercised............................       (571)         $ 2.72          $ .02 to 2.72
         Canceled.............................    (90,977)         $ 1.75          $ .02 to 4.57
                                                ---------          ------          -------------
    Outstanding at December 31, 1994..........    475,855          $ 1.75          $ .02 to 4.57
         Granted..............................    331,172          $ 4.49          $1.45 to 4.57
         Exercised............................     (7,832)         $ 2.12          $1.45 to 3.66
         Canceled.............................   (175,311)         $ 3.51          $ .02 to 4.57
                                                ---------          ------          -------------
    Outstanding at December 31, 1995..........    623,884          $ 2.72          $ .02 to 4.57
         Granted..............................    961,859          $ 4.57          $        4.57
         Exercised............................    (13,226)         $ 3.20          $1.45 to 4.57
         Canceled.............................   (230,757)         $ 2.95          $1.45 to 4.57
                                                ---------          ------          -------------
    Outstanding at December 31, 1996..........  1,341,760          $ 4.01          $ .02 to 4.57
                                                =========          ======          =============

     As of December 31, 1994, 1995 and 1996, options for 148,522, 244,310 and
334,401 shares, respectively, were exercisable.

     If the Company had recognized compensation cost for stock-based employee compensation in accordance with SFAS No. 123, the Company's net loss would have been increased as follows:

                                                                         NET LOSS
                                                                ---------------------------
                                                                   1995            1996
                                                                -----------     -----------
    As reported...............................................  $(3,589,773)    $(4,558,817)
    Pro forma.................................................  $(3,630,947)    $(4,798,099)

     For the above disclosure, the fair value of each option grant is estimated on the date of grant using an option pricing model with the following weighted average assumptions used in 1995 and 1996: risk-free interest rates of approximately 6.0% to 7.5%; expected life of seven years; no expected dividend yield; no expected volatility.

     The option pricing model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions. Because the Company's employee stock options have characteristics significantly different from those of traded options and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

 6.  STOCK TRANSACTIONS

  a.  Preferred Stock

     As of December 31, 1996, the Series A, B, C and E preferred shares carry rights, preferences, privileges and restrictions as follows:

          - Dividend preference over common stock is non-cumulative at a rate of $.073 per share per annum if declared, except in the case of non-cash dividends at which point a proportionate share will be paid as if the number of preferred shares were common shares. This preference is subordinate to Series D.

          - Preferred shares are voting shares equivalent to common shares, and are convertible to common shares on a one-for-one basis. Subsequent to December 31, 1996, the Company did not complete

                             COMPUTER MOTION, INC.

     minimum equity financing detailed in the Series E offering, at which time all Series E became convertible to common at a rate of 2.41 common shares per Series E share.

          - Liquidation preference over common stock is at a rate of $.19 per share for Series A, $2.18 for Series B, $4.11 for Series C and $9.64 for Series E, plus an amount equal to all declared but unpaid dividends per share. This preference is subordinate to Series D.

     During 1994, the Company converted a note payable, due an officer and shareholder, in the amount of $400,000 into 97,403 Series C preferred shares at the then estimated fair market value of $4.11 per share.

     As of December 31, 1996, the Series D preferred shares carry rights, preferences, privileges and restrictions as follows:

          - Dividend preference is cumulative on a daily basis from the date of original issue at a rate of 8 percent per annum of the sum of $9.16 per share plus all accumulated and unpaid dividends from prior years, as applicable. This dividend is being accreted in the accompanying financial statements.

          - Upon the conversion of Series D stock to common shares, all dividends accumulated or accrued shall be canceled.

          - Preferred Series D shares are voting shares equivalent to common shares, and are convertible at the option of the holder to common shares on a one-to-one basis subject to certain anti-dilutive provisions.

          - Liquidation preference is at a rate of $9.16 per share plus an amount equal to all accumulated or accrued dividends.

     The Company may not redeem, purchase or otherwise acquire directly or indirectly any Series A, B, C or E preferred stock nor shall the Company pay or declare any dividends or make distributions on Series A, B, C or E preferred stock without prior approval of the Series D preferred shareholder.

     The Series D preferred stock purchase agreement contains certain covenants and restrictions. As of December 31, 1996 and 1995, the Company had borrowed funds in excess of $500,000, which exceeds one of the restrictions set forth in the Series D preferred stock purchase agreement. The holder of the Series D preferred shares has provided the Company with a consent and waiver of its rights as they apply in the purchase agreement in regards to these borrowings.

     All shares of preferred stock will convert into common stock (2,414,646 shares of common stock) in the event of an initial public offering with net proceeds in excess of $15,000,000.

  b.  Common Stock Warrants

     As of December 31, 1996, the Company had the following outstanding warrants to purchase common stock:

NUMBER OF     EXERCISE
 WARRANTS      PRICE                 EXPIRATION
----------    --------     -------------------------------
 1,064,645     $ 4.57      November 2002 through May 2003
   155,602     $ 4.57      September 2003
    81,432     $ 9.64      December 2003

     Subsequent to December 31, 1996, the Company adjusted the price per warrant from $9.64 to $7.71 pursuant to the terms of the agreements relating to the Series E offering.

                             COMPUTER MOTION, INC.

 7.  INCOME TAXES

     The provision for income taxes for the years ended December 31, 1994, 1995 and 1996 consisted of minimum state income taxes.

     Net deferred income tax assets at December 31, 1995 and 1996 consisted of the following:

                                                                   1995            1996
                                                                -----------     -----------
    Allowance for doubtful accounts...........................  $     2,007     $    30,104
    Accrued liabilities.......................................       55,865         197,546
    Deferred rent.............................................       28,361          23,834
    Depreciation and amortization.............................          527          16,055
    Uniform capitalization costs..............................       80,276          80,276
    Net operating loss carryforwards..........................    2,570,000       4,039,000
    Tax credits...............................................      180,000         219,000
    Other.....................................................       45,294          11,048
                                                                -----------     -----------
         Total deferred income taxes..........................    2,962,330       4,616,863
    Valuation reserve.........................................   (2,962,330)     (4,616,863)
                                                                -----------     -----------
         Net deferred income tax assets.......................  $        --     $        --
                                                                ===========     ===========

     The provision for income taxes reconciles to the amount computed by applying the federal statutory rate to loss before provision for income taxes as follows:

                                                         1994          1995          1996
                                                      -----------   -----------   -----------
    Computed expected federal benefit...............  $(1,102,712)  $(1,220,251)  $(1,549,590)
    State income taxes, net of federal income tax
      effect........................................          800           800         1,200
    Tax benefits not recognized.....................    1,102,712     1,220,251     1,549,590
                                                      -----------   -----------   -----------
                                                      $       800   $       800   $     1,200
                                                      ===========   ===========   ===========

     The Company had federal and state net operating loss (NOL) carryforwards of approximately $11,000,000 and $4,900,000, respectively, as of December 31, 1996. The Company also had research and development tax credit carryforwards of approximately $219,000 at December 31, 1996. The federal tax credit and NOL carryforwards expire after 15 years from the year of loss and are restricted if significant changes in ownership occur. The California NOL carryforwards expire in 5 to 7 years from the year of loss.

     Realization of deferred tax assets is dependent on generating sufficient taxable income during the periods in which the temporary differences will reverse. The amount of the deferred tax assets considered realizable could be adjusted if estimates of future taxable income during the reversal periods are revised.

                             COMPUTER MOTION, INC.

 8.  DEBT

     The following is a summary of long-term debt as of December 31, 1995 and 1996:

                                                                    1995           1996
                                                                 ----------     -----------
    Bridge financing debt, from officers and shareholders,
      bearing interest at prime rate plus 1% (9.25% at December
      31, 1996), interest payable monthly, principal due at
      various maturities between July 1998 and November 1998,
      net of value assigned to related warrants................  $  500,000     $ 2,808,181
    Note payable to corporation, bearing interest at 10%,
      principal and interest due January 1997, collateralized
      by certain tangible and intangible assets................          --       1,000,000
    Note payable to vendor, bearing interest at bank's prime
      rate, principal and interest due monthly through May
      1996.....................................................     477,365              --
    Other......................................................     215,835              --
                                                                 ----------     -----------
                                                                  1,193,200       3,808,181
    Less-current portion.......................................    (693,200)     (1,000,000)
                                                                 ----------     -----------
                                                                 $  500,000     $ 2,808,181
                                                                 ==========     ===========

     The Company's debt obligations mature as follows:

    Year ending December 31:
           1997..............................................................  $1,000,000
           1998..............................................................   2,808,181
                                                                               ----------
                                                                               $3,808,181
                                                                               ==========

     The bridge financing debt from officers and shareholders, with original face maturities totaling $3,655,000 as of December 31, 1996, included the granting of 1,064,645 warrants to purchase shares of the Company's common stock. Under SFAS No. 123, the fair market value of these warrants at the date of grant totaling $631,170 was recorded as additional paid-in capital and an offset to long-term debt representing financing cost. During fiscal 1996, $189,351 of this financing cost was amortized to interest expense. During fiscal 1997 and 1998, $252,468 and $189,351, respectively, will be amortized to interest expense.

     At December 31, 1996, the Company had drawn $185,500 against a $250,000 line of credit maintained with a bank. The line bears interest at prime rate plus 1.5% (9.75% at December 31, 1996), with interest due monthly and outstanding principal due at maturity in June 1997. The line is collateralized by certain inventory and equipment and contains financial and non-financial covenants. The maximum borrowing in 1996 under this line was approximately $226,000, the average borrowing was approximately $103,000, and the weighted average interest rate was 9.75%.

                             COMPUTER MOTION, INC.

 9.  COMMITMENTS AND CONTINGENCIES

  a. Leases

     As of December 31, 1996, the Company has the following minimum lease payments for certain equipment and facilities under capital and operating leases:

                                                                   CAPITAL      OPERATING
                                                                   --------     ----------
    Year Ended December 31:
           1997..................................................  $ 79,955     $  309,000
           1998..................................................    69,193        322,000
           1999..................................................    25,934        329,000
           2000..................................................        --        337,000
           2001..................................................        --        316,000
                                                                   --------     ----------
                                                                    175,082     $1,613,000
                                                                                ==========
    Less -- amount representing interest.........................   (38,999)
                                                                   --------
    Present value of minimum capital lease payments..............   136,083
    Less -- current portion......................................   (60,349)
                                                                   --------
                                                                   $ 75,734
                                                                   ========

     Rent expense for the years ended December 31, 1994, 1995 and 1996 was approximately $136,000, $211,000 and $214,000, respectively.

  b. Legal Matters

     The Company is party to various legal proceedings in the normal course of business. In the opinion of management, the outcome of such proceedings will not have a material adverse impact on the Company's financial position or results of operations.

10.  FINANCING ARRANGEMENTS

     During 1994, the Company entered into an agreement with a third party finance company, whereby the Company sells its sales-type leases with and without recourse. The Company recognized approximately $140,000, $797,000 and $494,000 in revenues from sales-type leases sold for the years ended December 31, 1994, 1995 and 1996, respectively. As of December 31, 1995 and 1996, approximately $34,000 and $193,000, respectively, had not been collected on leases sold with recourse for which the Company is contingently liable.

11.  PROFIT SHARING PLAN

     Effective January 1, 1996, the Company adopted a defined contribution profit sharing plan (the "Plan"). All employees are eligible to participate in the Plan after meeting certain minimum age and service requirements. Employees may make discretionary contributions to the Plan subject to Internal Revenue Service limitations. Employer contributions to the Plan are discretionary and are determined by the Board of Directors annually. No employer contribution was made during 1996. Plan participants are fully vested in all contributions to the Plan.

12.  MAJOR CUSTOMERS AND VENDORS

     As of December 31, 1996, one customer accounted for approximately 20% of total accounts receivable. The Company's AESOP robot has three significant components which are manufactured on an outsource basis. Three vendors act as sole source providers of these components with each manufacturing a separate component.

     Sales to foreign countries represented 9%, 21% and 49% of the Company's product revenues in 1994, 1995, and 1996, respectively. Foreign sales were primarily to Europe, Japan, and Korea.

                             COMPUTER MOTION, INC.

13.  REINCORPORATION

     The Company reincorporated in Delaware and effected a reverse stock split of its existing common and preferred stock of 1 for 1.928 shares in July 1997. This reincorporation and reverse stock split have been retroactively reflected in the accompanying financial statements.

14.  UNAUDITED INFORMATION

  a. Basis of Presentation

     The unaudited financial statements have been prepared pursuant to the rules and regulations of the Securities and Exchange Commission. Certain information and note disclosures normally included in annual financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted pursuant to those rules and regulations, although the Company believes that the disclosures made are adequate to make the information presented not misleading. These unaudited financial statements reflect, in the opinion of management, all adjustments (which include only normal recurring adjustments) necessary to fairly present the results of operations, changes in cash flows and financial position as of and for the periods presented. The unaudited financial statements should be read in conjunction with the audited financial statements and related notes thereto. The results for the interim periods presented are not necessarily indicative of results to be expected for the full year.

  b. Inventories

     Inventories are stated at the lower of cost or market and consist of finished AESOP systems and component parts as follows:

                                                                        MARCH 31,
                                                                          1997
                                                                       -----------
                                                                       (UNAUDITED)
            Component parts..........................................   $ 533,751
            Finished systems.........................................     149,690
                                                                         --------
                                                                        $ 683,441
                                                                        =========

  c. Income Taxes

     The provision for income taxes differs from the amount computed by applying the federal statutory income tax rate to the loss before provision for income taxes as follows:

                                                                        MARCH 31,
                                                                          1997
                                                                       -----------
                                                                       (UNAUDITED)
            Expected federal tax benefit.............................   $ (511,367)
            State income taxes, net of federal income tax effect.....          300
            Tax benefit not recognized...............................      511,367
                                                                        ----------
                                                                        $      300
                                                                        ==========

  d. Major Customers and Vendors

     As of March 31, 1997, three customers accounted for approximately 44% of total accounts receivable, with each individually exceeding 10% of total accounts receivable. The Company also replaced one of its three inventory component manufacturers, with the new manufacturer acting as the sole source provider of the same component.

                             COMPUTER MOTION, INC.

  e. Placement of Debt

     In March 1997, the Company borrowed $4,000,000 from a corporation, bearing interest at bank's prime rate plus 1% (9.5% at March 31, 1997), principal and interest due December 31, 1997, secured by certain intangible assets. Outstanding principal and interest are convertible to common stock at a fixed discount of 80% of initial offering price per share upon an initial public offering by the Company. For the three month period ending March 31, 1997, approximately $167,000 of interest expense related to the fixed discount conversion has been recognized in the accompanying statements of operations, and an additional $833,000 of deferred interest expense has been netted against principal in the accompanying balance sheets.

     Effective May 1997, the lender converted its note and all accrued interest thereon into 367,857 shares of the Company's Common Stock. If the Company completes an initial public offering with an initial offering price of less than $11.20 per share, the lender will receive additional shares without additional consideration so that the aggregate number of shares upon conversion equals the number of shares the lender would have received had it converted at a price equal to the actual initial offering price per share.

     An additional $150,000 was raised in the form of a short term, unsecured note from a director and was repaid in the first quarter of 1997.

  f. Preferred Stock

     The Company secured an additional $2,215,000 from private placements of preferred stock, closing out its Series E offering.

15.  STOCK OPTIONS

     During the period from January 1, 1997 through June 16, 1997 the Company issued 323,029 additional stock options. A summary of the options granted is as follows:

                           ESTIMATED FAIR
                            MARKET VALUE
                           OF COMMON STOCK
NUMBER OF     EXERCISE       AT DATE OF         AGGREGATE
 OPTIONS       PRICE            GRANT          COMPENSATION
---------     --------     ---------------     ------------
  54,927       $ 4.57          $  4.57          $       --
 260,477       $ 4.57          $ 11.20          $1,726,963
   7,625       $ 9.93          $ 11.20          $    9,684

     Certain options were granted at prices less than the estimated fair market value of the common stock. The difference between the exercise price and estimated fair market value at date of grant (aggregate compensation) will be recognized as compensation expense over the vesting period of the options, generally five years.

     In June 1997, 5,187 shares of restricted common stock were granted to an officer and vest over a 5 year period. Compensation expense of approximately $58,000 will be recognized over the next 5 years as the restrictions lapse. In addition, the same officer purchased 32,417 shares of common stock for $4.57 per share and was issued warrants to purchase 32,417 shares at $4.57 per share. The difference between the exercise price of 4.57 per share and the estimated fair market value at date of grant will be a charge to operations of approximately $430,000 in June 1997.

             ======================================================

  No dealer, sales representative or any other person has been authorized to give any information or to make any representations in connection with this offering other than those contained in this Prospectus, and, if given or made, such information or representations must not be relied upon as having been authorized by the Company or any of the Underwriters. This Prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities other than the shares of Common Stock to which it relates, or an offer to, or a solicitation of, any person in any jurisdiction where such an offer or solicitation would be unlawful. Neither the delivery of this Prospectus nor any sale made hereunder shall, under any circumstances, create an implication that there has been no change in the affairs of the Company since the date hereof or that the information contained herein is correct as of any time subsequent to the date hereof.

                          ----------------------------

                               TABLE OF CONTENTS

                          ----------------------------

                                        Page
                                        ----
Prospectus Summary....................    3
Risk Factors..........................    6
Use of Proceeds.......................   18
Dividend Policy.......................   18
Capitalization........................   19
Dilution..............................   20
Selected Financial Data...............   21
Management's Discussion and Analysis
  of Financial Condition and Results
  of Operations.......................   22
Business..............................   26
Management............................   42
Certain Transactions..................   49
Principal Stockholders................   51
Description of Capital Stock..........   52
Shares Eligible For Future Sale.......   54
Underwriting..........................   56
Legal Matters.........................   57
Experts...............................   57
Additional Information................   58
Index to Financial Statements.........  F-1

                          ----------------------------

  Until             , 1997 (25 days after the date of this Prospectus), all
dealers effecting transactions in the Common Stock, whether or not participating in this distribution, may be required to deliver a Prospectus. This is in addition to the obligation of dealers to deliver a Prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

             ======================================================
             ======================================================

                                2,500,000 SHARES
                                      LOGO
                                  COMMON STOCK
                            ------------------------

                                   PROSPECTUS
                            ------------------------
                             MONTGOMERY SECURITIES

                               PIPER JAFFRAY INC.
                                           , 1997

             ======================================================

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

     The following table sets forth all costs and expenses, other than underwriting discounts and commissions, payable by the Company in connection with the sale of the Common Stock being registered hereunder. All of the amounts shown are estimates except for the SEC registration fee, the NASD filing fee and the Nasdaq National Market application fee.

                                                                          TO BE PAID BY
                                                                           THE COMPANY
                                                                          -------------
        SEC registration fee............................................    $  13,069
        NASD filing fee.................................................        4,813
        Nasdaq National Market application fee..........................        8,133
        Printing expenses...............................................      120,000
        Legal fees and expenses.........................................      225,000
        Accounting fees and expenses....................................      100,000
        Blue sky fees...................................................        5,000
        Transfer agent and registrar fees...............................        2,000
        Director and Officer liability insurance........................       65,000
        Miscellaneous...................................................       56,985
                                                                            ---------
                  Total.................................................    $ 600,000
                                                                            =========

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS

     (a) As permitted by the Delaware General Corporation Law, the Second Amended and Restated Certificate of Incorporation of the Company (Exhibit 3.1 hereto) eliminates the liability of directors to the Company or its stockholders for monetary damages for breach of fiduciary duty as a directors, except to the extent otherwise required by the Delaware General Corporation Law.

     (b) The Second Amended and Restated Certificate of Incorporation provides that the Company will indemnify each person who was or is made a party to any proceeding by reason of the fact that such person is or was a director or officer of the Company against all expense, liability and loss reasonably incurred or suffered by such person in connection therewith to the fullest extent authorized by the Delaware General Corporation Law. The Company's Bylaws (Exhibit 3.2 hereto) provide for a similar indemnity to directors and officers of the Company to the fullest extent authorized by the Delaware General Corporation Law.

     (c) The Amended and Restated Certificate of Incorporation also gives the Company the ability to enter into indemnification agreements with each of its directors and officers. The Company has entered into indemnification agreements with each of its directors and officers (Exhibit 10.18 hereto), which provide for the indemnification of directors an officers of the Company against any an all expenses, judgments, fines, penalties and amounts paid in settlement, to the fullest extent permitted by law.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES

     The following is a summary of transactions by the Company during the last three years preceding the date hereof involving sales of the Company's securities that were not registered under the Securities Act:

          (1) From time to time during the three years preceding the date hereof, the Registrant issued incentive stock options, nonqualified stock options and rights to purchase Common Stock pursuant to the Registrant's Tandem Plan to officers, directors and employees of the Registrant. Exemption from the registration provisions of the Securities Act is claimed, with respect to the grant of options referred to above, on the basis that the grant of options did not involve a "sale" of securities and, therefore, registration thereof was not required. During the period referred to above, 55,861 options and rights to purchase granted pursuant to the Tandem Plan were exercised for an aggregate exercise price of $1.31. The issuance of Common Stock upon the exercise of such options securities is exempt by reason of Section 4(2) of the Securities Act and Rule 701 thereunder.

          (2) During the three years preceding the date hereof, the Registrant issued approximately 82,295 shares of its Common Stock from time to time to eight providers of goods or services to the Company, all of whom were accredited investors at the time of such issuances.

          (3) In August 1994, the Registrant issued 545,971 shares of its Series D Preferred Stock to Chase Manhattan Capital Corporation for an aggregate purchase price of $5,000,002.

          (4) Beginning in November 1995 and continuing through May, 1996, the Registrant issued certain 30-month promissory notes in aggregate principal amount of $3,250,000 (the "Bridge Notes") together with warrants to purchase Common Stock pursuant to Bridge Financing Agreements to a total of 21 investors, including certain officers and directors of the Company. The warrants to purchase Common Stock have an exercise price of $4.57 per share. Subsequently holders of $1,840,000 in principal amount of Bridge Notes, including certain officers and directors of the Company, agreed to waive current payment of interest in exchange for prepayment of the principal and accrued interest thereon within 30 days following the consummation of this offering.

          (5) Beginning in September, 1996 and continuing through March, 1997, the Registrant issued a total of 311,203 shares of its Series E Preferred Stock together with warrants to purchase common stock to approximately fifty investors. Subsequently, pursuant to the certificate of determinations governing such series, the number of shares of Common Stock into which the Series E Preferred Stock is convertible was increased to 389,004 by an adjustment to the conversion ratio. The warrants to purchase common stock have undergone a similar adjustment and are now exercisable for 389,004 shares of Common Stock at an exercise price of $7.71 per share. The aggregate consideration for the Series E Preferred Stock totaled $3,000,000 and the consideration for the warrants totaled $6,000.

          (6) In March 1997, Medtronic, Inc. ("Medtronic"), invested $4,000,000 in the Company in the form of a convertible loan bearing interest at a rate equal to prime, as announced by Norwest Bank of Minnesota N.A., plus 1%. Such loan was converted into 367,857 shares of Common Stock, based on an assumed initial public offering price of $14.00 per share. In the event the actual initial public offering price is less than $11.20 per share, Medtronic shall be entitled to receive additional shares of Common Stock, without additional consideration, so that the aggregate number of shares of Common Stock issued to Medtronic in connection with the conversion of such loan equals the number of shares of Common Stock Medtronic would have received had it converted such loan at a conversion price equal to the actual initial public offering price per share.

          (7) In June 1997, Stephen L. Wilson purchased 32,417 shares of Common Stock for $4.57 per share.

          Except as set forth in item (1) above, exemption from the registration requirement of the Act for the transactions described above is claimed under Section 4(2) of the Act, among others, on the basis that such transactions did not involve any public offering and the purchasers were sophisticated with access to the kind of information registration would provide. No underwriting fees or broker's commissions were paid in connection with the foregoing transactions.

     On or prior to the completion of this offering the Company will reincorporate in Delaware. To affect the reincorporation, Computer Motion, Inc., a California corporation ("CMI California") will be merged with and into its wholly-owned subsidiary, the Company. In connection with the merger, the Company will issue an aggregate of 4,618,468 shares of Common Stock and Preferred Stock to the holders of Common Stock and Preferred Stock of CMI California, such that holders of Common Stock and Preferred Stock of CMI California received an equivalent number of shares of CMI Delaware Common Stock and Preferred Stock. This issuance of securities was not registered under the Securities Act by reason of the exemption from registration provided by Section 3(a)(9) thereof.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

     (a) EXHIBITS

    EXHIBIT
      NO.                                         DESCRIPTION
    -------     -------------------------------------------------------------------------------
      1.1       Form of Underwriting Agreement.
      2.1       Agreement and Plan of Merger between the Company and Computer Motion, Inc., a
                California Corporation dated             , 1997.
      3.1       Second Amended and Restated Certificate of Incorporation, as shall be in effect upon the completion of this offering.*
      3.2       Bylaws of the Company, as currently in effect.
      4.1       Specimen Certificate of Common Stock.*
      5.1       Opinion of Stradling, Yocca, Carlson & Rauth, a Professional Corporation.*
     10.1       Computer Motion, Inc. Tandem Stock Option Plan ("Tandem Plan").
     10.2       Forms of Stock Option Agreements pertaining to the Tandem Plan.
     10.3       Computer Motion, Inc. 1997 Stock Incentive Plan ("Stock Incentive Plan").
     10.4       Form of Stock Option Agreement pertaining to the Stock Incentive Plan.
     10.5       Computer Motion, Inc. Employee Stock Purchase Plan.
     10.6       Development And Supply Agreement between the Stryker Endoscopy Division of
                Stryker Corporation and the Company dated August 21, 1996.**
     10.7       Series D Convertible Preferred Stock and Warrant Purchase Agreement dated as of
                August 24, 1994 between Chase Manhattan Capital Corporation and the Company.
     10.8       Registration Agreement between the Company and certain shareholders thereof, as amended to date.
     10.9       Stockholders Agreement dated August 24, 1994 between Chase Manhattan Capital
                Corporation, the Company and the Executives designated therein.
     10.10      Sales Agreement between the Company and Medtronic, Inc. dated May 28, 1997.**
     10.11      Secured Convertible Debenture of the Company to Medtronic, Inc. dated March 19,
                1997.
     10.12      Forms of Bridge Financing Agreements.
     10.13      Form of Warrant to Purchase Common Stock issued to the Bridge Financing
                Agreements.
     10.14      Purchaser Representation and Subscription Agreement relating to the Company's
                Series E Preferred Stock and Warrant to Purchase Common Stock issuance.
     10.15      Form of Redeemable Warrant to Purchase Common Stock of the Company issued in conjunction with the Company's Series E Preferred Stock.
     10.16      Business Agreement between the Company and Bulova Technologies, L.L.C. dated
                February 18, 1997.**
     10.17      Lease between the Company and University Business Center Associates dated March
                1, 1994 and amendment thereto dated October, 1996.
     10.18      Form of Indemnification Agreement for Officers and Directors of the Company.
     10.19      Agreement relating to the Company's employment of Stephen L. Wilson.*
     21.1       Subsidiaries of the Company.
     23.1       Consent of Stradling, Yocca, Carlson & Rauth (see Exhibit 5.1).*
     23.2       Consent of Arthur Andersen LLP.
     24.1       Power of Attorney (see page II-5).
     27.1       Financial Data Schedule.

---------------

 * To be filed by amendment.

** Registrant has sought confidential treatment pursuant to Rule 406 for a portion of the referenced exhibit and has separately filed such exhibit with the Commission.

     (b) FINANCIAL STATEMENT SCHEDULES

        All schedules for which provision is made in the applicable accounting regulations of the Securities and Exchange Commission are not required under the related instructions or are inapplicable and therefore have been omitted.

ITEM 17. UNDERTAKINGS

     The Company hereby undertakes to provide to the Underwriters at the closing specified in the Underwriting Agreement, certificates in such denominations and registered in such names as required by the Underwriters to permit prompt delivery to each purchaser.

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Company pursuant to the foregoing provisions or otherwise, the Company has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Company of expenses incurred or paid by a director, officer or controlling person of the Company in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Company will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

     The Company hereby undertakes that:

          (1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of a Registration Statement in reliance upon Rule 430A and contained in the form of prospectus filed by the Company pursuant to Rule 424(b)(1) or (4) or 497(h) under the Act shall be deemed to be part of the Registration Statement as of the time it was declared effective.

          (2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933 the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Goleta, State of California, on the 16th day of June, 1997.

                                          Computer Motion, Inc.

                                          By: /s/ GENE WANG
                                            ------------------------------------
                                            Gene Wang
                                            Chief Executive Officer and
                                              President

                               POWER OF ATTORNEY

     We, the undersigned directors and officers of Computer Motion, Inc. do hereby constitute and appoint Gene Wang and Stephen L. Wilson, or either of them, our true and lawful attorneys and agents, to do any and all acts and things in our name and behalf in our capacities as directors and officers and to execute any and all instruments for us and in our names in the capacities indicated below, which said attorneys and agents, or either of them, may deem necessary or advisable to enable said corporation to comply with the Securities Act of 1933, as amended, and any rules, regulations and requirements of the Securities and Exchange Commission in connection with this Registration Statement, including specifically, but without limitation, power and authority to sign for us or any of us in our names and in the capacities indicated below, any and all amendments (including post-effective amendments) hereto or any related registration statement that is to be effective upon filing pursuant to Rule 462(b) under the Securities Act of 1933, as amended; and we do hereby ratify and confirm all that the said attorneys and agents, or either of them, shall do or cause to be done by virtue hereof.

     Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.

              SIGNATURE                                 TITLE                        DATE
-------------------------------------    -----------------------------------    --------------

/s/ GENE WANG                            Chief Executive Officer,                June 16, 1997
-------------------------------------    President and Director
Gene Wang                                (Principal Executive Officer)

/s/ STEPHEN L. WILSON                    Executive Vice President, Chief         June 16, 1997
-------------------------------------    Financial Officer and Secretary
Stephen L. Wilson                        (Principal Financial and
                                         Principal Accounting Officer)

/s/ ROBERT W. DUGGAN                     Chairman of the Board of Directors      June 16, 1997
-------------------------------------
Robert W. Duggan

/s/ YULUN WANG, PH.D.                    Executive Vice President, Chief         June 16, 1997
-------------------------------------    Technical Officer and Director
Yulun Wang, Ph.D.

/s/ STEPHEN F. WIGGINS                   Director                                June 16, 1997
-------------------------------------
Stephen F. Wiggins

/s/ DANIEL R. DOIRON, PH.D.              Director                                June 16, 1997
-------------------------------------
Daniel R. Doiron, Ph.D.

/s/ W. PETER GEIS, M.D.                  Director                                June 16, 1997
-------------------------------------
W. Peter Geis, M.D.

/s/ WILLIAM D. WILLIAMS                  Director                                June 16, 1997
-------------------------------------
William D. Williams

                                 EXHIBIT INDEX

    EXHIBIT
      NO.                                         DESCRIPTION
    -------     -------------------------------------------------------------------------------
      1.1       Form of Underwriting Agreement.
      2.1       Agreement and Plan of Merger between the Company and Computer Motion, Inc., a
                California Corporation dated             , 1997.
      3.1       Second Amended and Restated Certificate of Incorporation, as shall be in effect upon the completion of this offering.*
      3.2       Bylaws of the Company, as currently in effect.
      4.1       Specimen Certificate of Common Stock.*
      5.1       Opinion of Stradling, Yocca, Carlson & Rauth, a Professional Corporation.*
     10.1       Computer Motion, Inc. Tandem Stock Option Plan ("Tandem Plan").
     10.2       Forms of Stock Option Agreements pertaining to the Tandem Plan.
     10.3       Computer Motion, Inc. 1997 Stock Incentive Plan ("Stock Incentive Plan").
     10.4       Form of Stock Option Agreement pertaining to the Stock Incentive Plan.
     10.5       Computer Motion, Inc. Employee Stock Purchase Plan.
     10.6       Development And Supply Agreement between the Stryker Endoscopy Division of
                Stryker Corporation and the Company dated August 21, 1996.**
     10.7       Series D Convertible Preferred Stock and Warrant Purchase Agreement dated as of
                August 24, 1994 between Chase Manhattan Capital Corporation and the Company.
     10.8       Registration Agreement between the Company and certain shareholders thereof, as amended to date.
     10.9       Stockholders Agreement dated August 24, 1994 between Chase Manhattan Capital
                Corporation, the Company and the Executives designated therein.
     10.10      Sales Agreement between the Company and Medtronic, Inc. dated May 28, 1997.**
     10.11      Secured Convertible Debenture of the Company to Medtronic, Inc. dated March 19,
                1997.
     10.12      Forms of Bridge Financing Agreements.
     10.13      Form of Warrant to Purchase Common Stock issued to the Bridge Financing
                Agreements.
     10.14      Purchaser Representation and Subscription Agreement relating to the Company's
                Series E Preferred Stock and Warrant to Purchase Common Stock issuance.
     10.15      Form of Redeemable Warrant to Purchase Common Stock of the Company issued in conjunction with the Company's Series E Preferred Stock.
     10.16      Business Agreement between the Company and Bulova Technologies, L.L.C. dated
                February 18, 1997.**
     10.17      Lease between the Company and University Business Center Associates dated March
                1, 1994 and amendment thereto dated October, 1996.
     10.18      Form of Indemnification Agreement for Officers and Directors of the Company.
     10.19      Agreement relating to the Company's employment of Stephen L. Wilson.*
     21.1       Subsidiaries of the Company.
     23.1       Consent of Stradling, Yocca, Carlson & Rauth (see Exhibit 5.1).*
     23.2       Consent of Arthur Andersen LLP.
     24.1       Power of Attorney (see page II-5).
     27.1       Financial Data Schedule.

---------------

 * To be filed by amendment.

** Registrant has sought confidential treatment pursuant to Rule 406 for a portion of the referenced exhibit and has separately filed such exhibit with the Commission.